As filed with the Securities and Exchange Commission on November 12, 2014

File No. [ ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

CHINA TMK BATTERY SYSTEMS INC.

(Exact name of registrant as specified in its charter)

Nevada	98-0506246
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

Zhongcheng Industrial Park, Shanglingpai New
Village, Dalang Street, Longhua New District,
Shenzhen,	518109
People’s Republic of China	(Zip Code)
(Address of principal executive offices)

(+86) 755 28109420

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common stock, par value $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This registration statement contains forward-looking statements as defined under the federal securities laws. All statements other than statements of historical facts included in this registration statement regarding our financial performance, business strategy and plans and objectives of management for future operations and any other future events are forward-looking statements and based on our beliefs and assumptions. Words such as “may,” “will,” “expect,” “might,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “project,” “plan,” and other similar words are one way to identify such forward-looking statements. Actual results could vary materially from these forward-looking statements. Such statements reflect our current view with respect to future events and are subject to certain risks, uncertainties, and assumptions including, without limitation, those risks and uncertainties contained in the Risk Factors section of this registration statement. Although we believe that our expectations are reasonable, we can give no assurance that such expectations will prove to be correct. Based upon changing conditions, any one or more of these events described herein as anticipated, believed, estimated, expected or intended may not occur. All prior and subsequent written and oral forward-looking statements attributable to our Company or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. We do not intend to update any of the forward-looking statements after the date of this registration statement to conform these statements to actual results or to changes in our expectations, except as required by law.

Item 1. Business.

Business Overview

Historically, through our indirect Chinese subsidiary Shenzhen TMK Power Industries Ltd. (Shenzhen TMK), China TMK Battery Systems Inc. (the Company or we) designed, developed, manufactured and sold environmentally-friendly nickel-metal hydride cell, or NiMH, rechargeable batteries, which are commonly used to power applications such as: vacuum cleaners and other household appliances; cordless power tools; medical devices; light electric vehicles, such as bicycles, electric vehicles and hybrid electric vehicles; light fittings; battery-operated toys; telecommunications; traffic control, and traffic lighting applications; and personal portable electronic devices, such as digital cameras, portable media players, portable gaming devices and PDAs. We derived a major portion of our revenues from sales of our NiMH rechargeable batteries for cordless household appliances, high-power electric tools and electric toys. Due to significant cash constraints and a high amount of existing debt, on January 1, 2014, we ceased all production operations. We intend to resume production and expand our business into the hybrid electric vehicle and electric vehicle markets if we can raise the necessary financing through the sale of additional debt or equity securities to allow us to operate in the future. In addition, we intend to pursue acquisition targets using our stock as consideration to make such purchases.

We have conducted all of our operations in Shenzhen City, China, in close proximity to China’s electronics manufacturing base and its rapidly growing market. Our access to China’s supply of low-cost skilled labor, raw materials, machinery and facilities enabled us to price our products competitively in an increasingly price-sensitive market. In addition, we selectively used automation in our manufacturing process to ensure the high uniformity and precision in our products required by our customers while maintaining a cost-competitive advantage.

Historically, we have focused on the development of high-rate NiMH rechargeable batteries sized SC, C, D and F, and have been engaged in the large-scale production of these products for a number of years. The target customers of these products are mainly factories that produce power tools, vacuum cleaners and other household appliances, electric bicycles, battery-operated toys and medical devices and whose requirements for battery performance are higher-rate than those of the ordinary AA and AAA batteries used for domestic purposes. In order to expand our business into the hybrid electric vehicle and electric vehicle markets, we plan to establish a power battery research and development center (R&D), set up a battery-production base for small scale testing and production and establish a cooperation application demonstration point with five to ten vehicle producers to lay a solid foundation for the approval of the project and support of the government. Currently, we have entered into letters of intent with five automobile companies in China for the sale of our hybrid electric vehicle battery packs. With sufficient funds, we will be able to provide more efficient support to our customers and sell more products. In the future we plan to acquire companies in the electric vehicle market in China with the hope of taking a leading role in the market.

We are also actively seeking opportunities to expand into the lithium-ion battery space. We hold lithium battery patents and some of our former customers are also purchasers of lithium-ion batteries. We have developed working prototypes of our lithium-ion battery and have enlisted the cooperation of some of these customers to use and test these prototypes in their products and provide feedback to us regarding whether the batteries meet their requirements or how they can be improved. In addition, we have been actively seeking opportunities to design and distribute batteries for use in telecommunications, traffic control, and traffic lighting applications. For technical issues associated with making lithium-ion batteries, we will cooperate with Shenzhen Research Institute of Tsinghua University, Power Engineering Institute of Wuhan University and Materials Research Institute of Nanjing University. These three institutes have excellent experts in the new energy field, especially in the fields of lithium iron phosphate, polymer battery and battery cathode material. They will directly guide our research work, helping our research team to constantly make progress and breakthroughs in advanced technology.

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Our Corporate History and Background

We were incorporated under the laws of the State of Nevada on June 21, 2006 under the name “Deerfield Resources, Ltd.” We were originally formed as an exploration stage company to engage in the search for mineral deposits or reserves. From inception through September 2007, we conducted preliminary exploration activities on certain properties in White Bay, Newfoundland, Canada, on which we held six gold mining claims, pursuant to a claim purchase agreement. Prior to the end of our fiscal year ended September 30, 2008, we decided to redirect our business focus towards identifying and pursuing options regarding the development of a new business plan and direction. From September 2008 through to the date of our reverse acquisition, discussed below, we converted the Company into a company focused on manufacturing NiMH batteries.

Acquisition of Leading Asia

On February 10, 2010, we completed a reverse acquisition through a share exchange with Leading Asia and its sole shareholder, Unitech International Investment Holdings Limited, or Unitech, pursuant to which we acquired 100% of the issued and outstanding capital stock of Leading Asia in exchange for 25,250,000 shares of our common stock, which constituted 90.18% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the reverse acquisition. In connection with the reverse acquisition, we also entered into a cancellation agreement with United Fertilisers (UK) Ltd., or United Fertilisers, our controlling stockholder, whereby United Fertilisers agreed to the cancellation of 272,250,000 shares of our common stock owned by it.

Immediately following the closing of the reverse acquisition of Leading Asia, Unitech transferred 10,524,600 of the 25,250,000 shares issued to it under the share exchange to 22 individuals and entities, pursuant to a share allocation agreement that Unitech entered into with these people on February 10, 2010. Among them, 9 individuals and entities received 1,910,600 shares from Unitech for providing consulting services to Leading Asia and its subsidiaries in assisting them to consummate the reverse acquisition of Leading Asia. The remaining 8,614,000 shares were gifted from Unitech to 13 individuals and entities who did not provide services to Leading Asia or its subsidiaries.

As a result of the reverse acquisition of Leading Asia, our business became the business of Leading Asia and its subsidiaries. On February 10, 2010, we changed our name to “China TMK Battery Systems Inc.” to more accurately reflect our new business operations.

Private Placement Transactions

On February 10, 2010, we completed a private placement transaction with a group of accredited investors, pursuant to which we issued an aggregate of 5,486,000 shares of our common stock to the investors for an aggregate purchase price of $6,857,500, or $1.25 per share, and warrants to purchase up to 2,743,000 shares of our common stock. The warrants have a term of 5 years, bear an exercise price of $1.60 per share, as adjusted from time to time pursuant to anti-dilution and other customary provisions, and are exercisable by investors at any time after the closing date.

Other Share Issuance and Transfer

On March 27, 2010, we entered into common share subscription agreements with 58 individual non-U.S. investors. The investors, in aggregate, invested $3,396,250 in exchange for 2,717,000 shares of common stock.

On May 27, 2011, China Development Industrial Bank (CDIB) signed a share purchase agreement with China TMK and invested $10 million in exchange for 5 million preferred shares at the price of $2 per share. On June 20, 2011, ZTE Energy (Cayman) Co. Limited (ZTE) signed a share purchase agreement with China TMK and invested $6 million in exchange for 3 million preferred shares at the price of $2 per share. Our CEO, Mr. Henian Wu, subsequently purchased the 8 million shares of preferred stock from CDIB and ZTE that are currently issued and outstanding.

In December, 2012, Mr. Henian Wu purchased 1,366,000 shares of common stock in aggregate from 37 individual shareholders.

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Our Corporate Structure

The chart below presents our current corporate structure.

Our Industry

Rechargeable Batteries

A battery is a portable electrochemical system that releases stored electrical energy. The battery industry has experienced significant growth in recent years as a result of increased global demand for portable electronic applications. The higher power requirements, small size, and high-rate discharge of these devices have also driven steady progress in battery technology.

The battery industry can be broadly divided into non-rechargeable (or primary) and rechargeable (or secondary) segments. Rechargeable batteries have increased their share of the overall battery market as they have become more cost and time efficient for use over sustained periods. They also help address environmental concerns over disposal of non-rechargeable batteries.

The four main stream chemistries currently used in rechargeable batteries for portable electronics are nickel cadmium, nickel metal hydride, lithium-ion, and lithium polymer. The characteristics of each of these battery types, based battery industry standards, are as follows:

	Nickel Cadmium	Nickel Metal Hydride	Lithium-Ion	Lithium Polymer
Commercial introduction	1899	1990	1992	1999
Energy Density	Low	Medium	High	High
Max Voltage Per Cell	1.2	1.2	3.7	3.7
Memory Effect	Yes	Minimal	No	No
Environmental Impact	High	Low	Low	Low
Core Application Usage	Toys, lights, power tools, cordless phones	Portable consumer electronics(1), notebook computers, power tools, hybrid vehicles	Cellular phones, portable consumer electronics(1), notebook computers, power tools	Small scale portable electronics(2)

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(1) Portable consumer electronics include portable media players and portable gaming devices.

(2) Small-scale portable consumer electronics include portable audio players and PDAs.

NiMH Rechargeable Batteries

Historically, all of our products have been NiMH rechargeable batteries. Unlike other rechargeable batteries which are based on nickel cadmium chemistries, NiMH batteries use a hydrogen-absorbing alloy instead of cadmium, and can have two to three times the capacity of equivalent sized nickel cadmium batteries. NiMH batteries have a higher energy density, meaning a greater energy capacity relative to a given battery cell's weight and size, and are considered to have a much lower environmental impact due to the absence of toxic cadmium. Furthermore, while lithium-based rechargeable batteries have a higher energy density than NiMH-based batteries, they also have a much lower shelf-life than NiMH batteries and are more expensive.

NiMH batteries also have the following advantages:

•	Very low degradation, with less than 5% after 100 full charge/discharge cycles;

•	Ability to store and provide power in a wide temperature range (-58[o]F to +176[o]F) making them a very reliable energy source for solar lighting and in-field uninterruptible power systems; and

•	Slow rate of discharge, retaining 90% of full capacity after 28 days, making them ideal for in-field uninterruptible power supply systems with minimum maintenance requirements.

As a result, use of NiMH-based batteries has risen significantly in personal portable electronic devices, vacuum cleaners and other household appliances, power tools, medical devices, electric bicycles and battery-operated toys.

The voltage and performance of NiMH batteries are similar to primary alkaline batteries of the same sizes and they can be substituted for most purposes, saving consumers money and resources. As the cost/power ratio of NiMH-based batteries continues to improve, it is expected that its usage will also extend into other applications.

Key Rechargeable Battery Applications

End-product applications which are driving the demand for NiMH rechargeable batteries include personal portable electronic devices, vacuum cleaners and other household appliances, power tools, medical devices, electric bicycles and battery-operated toys. We also expect interest in electric vehicles and hybrid electric vehicles to increase demand for NiMH rechargeable batteries substantially.

Personal Portable Electronic Devices

The personal portable electronic devices category includes digital audio players (such as MP3/MP4 players), digital still cameras, digital video cameras, portable DVD players, PDAs, BlackBerry devices, portable gaming systems and Bluetooth devices. Personal portable electronic devices currently use a mixture of NiMH, lithium-ion and lithium polymer batteries, however, the trend in newer models is towards lithium-based batteries, as they allow for smaller and more flexible bodies and longer battery life.

Demand for batteries for personal portable electronic devices is driven by two factors: the sales of new devices and the market for the replacement of batteries. A personal portable electronic device original equipment manufacturer, or OEM, generally includes a battery with a new device which needs to be replaced from time to time. Demand in the replacement market is in turn driven by a number of factors, including the consumer's desire to purchase a second battery to carry as a spare in the event of emergencies and the finite life of batteries requiring consumers to replace expired batteries in their devices. In addition, consumers in China tend to sell and resell personal portable electronic devices during their useful life which sale and resale usually results in a purchase replacement batteries. As a result, we expect that as the number of subscribers for active devices increases, the amount of replacement batteries sold will also increase.

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Household Electric Appliances

Household appliances, such as small appliances and products such as shavers, hair dryers, cutting machines, massage equipments, flashlights, clocks, lamps, radios, tape recorders, cosmetic devices, and vacuum cleaners are traditionally corded. However, with the development of smaller, lighter batteries and the increased consumer demand for convenience, manufacturers are producing an increasing number of cordless and battery-operated household appliances.

Power Tools

Power tools, such as drills, saws and grinders are used for both commercial and personal use. Due to high power requirements, many power tools have historically used small combustion engines or heavier nickel metal hydride batteries or relied on external power sources. The market for portable high-powered power tools is rapidly growing and has prompted consumers to replace or upgrade their current power tools.

Medical Devices

With the rapid pace of scientific and technological developments, more medical devices, especially electronic medical equipment such as electronic blood pressure monitors, low-frequency treatment instruments, electronic thermometers, electric toothbrushes, electronic pedometers, heart puncture monitors, baby monitors and insulation devices and life monitors, are operated by NiMH batteries.

Electric Vehicles and Hybrid Electric Vehicles

With a growing number of consumers reflecting renewed concerns relating to the availability and price of oil, increased legal fuel-efficiency requirements and incentives, and heightened interest in environmentally-friendly or “green” technologies, electric vehicles, light electric vehicles and hybrid electric vehicles are likely to continue to attract substantial interest from vehicle manufacturers and consumers. Electric vehicles include vehicles with rechargeable electric motors such as automobiles, trucks and buses, and light electric bicycles, scooters, and motorcycles. Hybrid electric vehicles combine a conventional propulsion system with a rechargeable energy storage system to achieve better fuel economy than conventional vehicles.

NiMH batteries are the preferred choice for use in electric vehicles and hybrid electric vehicles. Currently, more than 4 million hybrid cars worldwide are running with NiMH batters, including the Toyota Prius, Honda Insight, Ford Escape Hybrid and Honda Civic Hybrid.

Battery Manufacturing in China

China’s battery industry has historically focused on lower-end batteries, with Japan and Korea providing the technical innovation and producing higher-end and rechargeable batteries. However, we believe that as the Chinese government continues to support battery makers in terms of financial backing and research, China’s R&D and manufacturing capabilities will become more developed.

China's market share of the full breadth of battery production is expected to increase. China has a number of benefits in battery manufacturing which are expected to drive this growth:

•	Low Costs. Relative to Japan and Korea, China has a significantly lower cost of labor as well as easy access to bulk raw materials and land.

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•	Proximity to Electronics Supply Chain. The manufacturing of electronics in general continues to shift to China, giving China-based manufacturers a further cost and cycle time advantage

•	Proximity to End-Markets. China's domestic market for portable applications such as cellular phones and portable audio-visual equipment continues to grow rapidly. Proximity to end-market further consolidates the cost and cycle time advantages for Chinese manufacturers.

•	Developing R&D Infrastructure. China has focused in recent years on building its research, development and engineering skill base in all aspects of higher-end manufacturing, including batteries. For example, NiMH rechargeable batteries are part of China's tenth five-year development plan which allocates state resources to provide financial assistance to companies engaged in the business of developing and manufacturing batteries, to fund the research and development of new battery material and to assist patent applications and the protection of intellectual property.

Our Competitive Strengths

With adequate funding, we believe that the following competitive strengths will enable us to compete effectively in, and to capitalize on the growth of, the global NiMH battery market:

•	One stop solution for rechargeable power supply. We believe that the key to capturing and retaining customers is our intense focus on providing critical advice and feedback to clients during the design phase of new consumer products. Our approach is intended to allow for pricing premiums that should enhance our gross margin and help cement long term relationships with our client base.

•	Strong R&D capabilities. We intend to place a strong emphasis on R&D, particularly on technological innovation and the development of new battery cell materials and products. We hope to establish a dedicated R&D center with the most advanced equipment in China. Our R&D team will be led by Junbiao Huang. Our strong R&D capabilities should enable us to obtain various government-sponsored R&D grants. We have been accredited as a “new and high-technology company” in Shenzhen, entitling us to enjoy preferential tax treatment and other government incentive grants and subsidies. Furthermore, we will collaborate with a number of reputable research institutes and science and technology universities in China, allowing us to capitalize on their R&D results economically.

•	China-based, low-cost manufacturing model. We will conduct all of our manufacturing activities in Shenzhen, China. Our access to China's abundant supply of skilled and low-cost labor, as well as our ability to source raw materials, equipment, land and manufacturing facilities locally and economically, will keep our operating costs low as a percentage of revenues. Because our products are not subject to any customs duty as compared to those imported from our Japanese and Korean competitors, we believe that we will enjoy a cost advantage in the domestic market for customers in China's electronics manufacturing base.

•	Optimal use of automation in production process. We will selectively use automation in our manufacturing process to ensure high uniformity and precision in our products while maintaining a cost-competitive advantage. A fully automated production line is very expensive. As such, we will only use automated machinery in key stages of the manufacturing process, while using manual labor for other stages to take advantage of the availability of low-cost, skilled labor in China. We believe this approach will considerably reduce our capital expenditure requirements.

•	Experienced management team with proven technology and operational record. We have an experienced management team. Mr. Henian Wu, our Chairman, has over 25 years working experience in accounting, finance, consulting, sales, marketing and general management in varied industries. Mr. Zongfu Wang, our vice president, has over 20 years of professional experience in marketing, sales, and general management. Mr. Jinfeng Huang, our Chief Technology Officer, has over 15 years of professional experience in battery technology. Mr. Huang has published research articles on the storage performance and the rechargeable method of NiMH batteries. Mr. Junbiao Huang, our Director of R&D, has over 15 years of professional experience in battery R&D.

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Our Growth Strategy

If we are able to secure adequate funding and/or make strategic acquisitions in the future, we believe that we will be well positioned to take advantage of the opportunities presented by growing market demand for rechargeable batteries. Our goal is to become a global leader in the development and manufacturing of NiMH batteries and lithium-ion batteries for leading end-application manufacturers. We intend to achieve this objective by pursuing the following strategies:

•	Expand product offerings into new battery chemistries and applications. We intend to develop new applications for our products. There are a number of applications including the hybrid automobile market and the back-up power supply industries that are ideal for our high quality battery solutions. We have had numerous discussions with Chinese automobile manufacturers seeking solutions for new electric cars. We are also working with a number of prospective partners on opportunities to expand our products into the back-up power supply market. Toxicity and relatively short life of lead acid batteries makes the NiMH battery an ideal replacement solution for back-up power for telecommunications, traffic control and the traffic lighting industry.

•	Enhance leading-edge technology through continual innovation. Our R&D efforts will focus on (1) developing more advanced technologies to increase our productivity and efficiency in the manufacturing process to reduce our per unit cost of production; (2) developing and commercializing cost-effective and easily available substitute materials for existing raw materials that are more expensive and in short supply; (3) enhancing our product quality, reliability and features to satisfy stringent OEM requirements of leading end-application manufacturers to keep abreast of rapidly changing industry standards and evolving market trends; and (4) cooperating closely with our partners to improve our technologies and develop new application markets.

•	Continue our cost leadership through yield improvements and refining our manufacturing process. We believe that cost-effectiveness will be critical to our future success in an increasingly price-sensitive market. We will focus on improving our future yields by reducing our defect ratio through worker training and strict raw material quality control, and incorporating an improved semi-automated manufacturing process. We intend to reduce the per unit cost of production through the use of advanced technologies. We will also focus on continuing our development and commercialization of batteries that utilize cost-effective and easily available substitute raw materials.

•	Establish our lithium-ion batteries production capacity. We believe that consumer demand for lithium-ion batteries will continue to grow. We have patented technology in this space. We intend to establish production capacity for lithium-ion batteries in the future in order to meet consumer demand.

Our Products

During the fiscal years ended December 31, 2012 and 2013, we developed and manufactured various types of NiMH rechargeable batteries, especially high-rate NiMH rechargeable batteries, which are used in a wide range of portable electronic applications. Since NiMH batteries were first commercialized in 1990, they have become the battery of choice for numerous portable electronic devices, as well as for electric vehicles and hybrid electric vehicles, because of their unique and favorable characteristics. The following table provides a summary of our product offerings and their corresponding end applications:

Battery Type	End Applications
High Rate Discharge Industrial - high release
SC Size	vacuum cleaners and wireless home appliances
C Size	power tools
D Size	medical devices
F Size	electric bicycles
AA Size	battery-operated toys
AAA Size	EV/HEV/PHEV

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Standard Industrial - normal release
SC Size	Telecommunications
C Size	Cordless phones
D Size	Walkie-Talkies
F Size	Solar light products
AA Size	Emergency lighting
AAA Size	Mining lamp

Commercial/Consumer	MP3/MP4 player
AA Size	portable consumer electronics products, such as digital
AAA Size	camera and portable gaming system
PDA, WALKMAN, digital camera, voice recorder
Remote controller
Radio

Our NiMH batteries can be classified into 6 types based on their size. SC, C, D and F cells are larger in size and are commonly used in vacuum cleaners and wireless home appliances, power tools, medical devices, electric bicycles and battery-operated toys. AA and AAA cells are smaller in shape and commonly used in portable consumer electronics products such as digital cameras and portable gaming systems, cordless phones and solar light products.

The following pictures depict our product family.

We target our cylindrical cells for vacuum cleaners, wireless home appliances and power tools. Batteries in such products are used in a group of six or more cylindrical cells working together in a coordinated manner, so that the failure of only one cell will affect the performance of the entire battery. Accordingly, cylindrical cells for these products require a higher uniformity than common cells.

Our products have focused on the NiMH batteries including SC, C, D and F types. Our downstream target customers have traditionally been factories that produce electric tools and vehicles, high-end toys and cleaners. They require batteries with stricter high-power and high-rate discharge performance as opposed to ordinary AA and AAA consumer batteries. Ordinary consumer AA and AAA batteries only need 200-300 cycles of life and discharge a low current, while high-power batteries used for electric tools and vehicles generate a high-rate discharge in order to start such products and consistently maintain power, capacity and life. Consumers who invest in products using SC, C, D and F types of NiMH batteries, which tend to retail between $10 and hundreds of dollars, as compared to products using the AA and AAA batteries which tend to retail for less than $10, usually pay attention to, and expect their products to be more durable.

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Historically we massed produce our D-type NiMH batteries which mainly supports hybrid or “mixed power” scooters needing 30 cells (36V) or 40 cells (48V) in series. In the future, we intend to develop technology to produce batteries to power hybrid vehicles, which need a minimized configuration of 120 cells (144V).

Quality Assurance

Traditionally, we enforced strict quality assurance procedures throughout all stages of the manufacturing process. We had four levels of controls to monitor and maintain our product quality: design controls, process controls, material inflow controls and output controls. Our design controls ensured that there were no defects in the design and structure of the products we produced. Our process controls consisted of a 15-point check system from the beginning through the end of our production process. Our material inflow controls assured that we obtained our raw materials at a consistent level of quality. Our output controls tested for capacity, voltage, visual defects and internal resistance. These four levels of controls will be essential to our quality control in the future when we commence operations again. We also provided ongoing training to our employees to ensure effective application of our quality assurance procedures.

All of our products meet international standards such as the UL/CE and ISO9001, the IEC 61951/2003 NiMH battery standard and the ISO9001 standard for quality and reliability, as well as PRC domestic standards such as our passage of regular evaluation of the PRC government's RoHS, and our attainment of a China Green Environmental Protection Product Certificate from the PRC government.

Our products have also received a number of awards and recognitions. In May, 2012, our batteries were selected into the China National Torch Plan. The National Torch Plan was organized and executed by China's Ministry of Science and Technology in 1988 to encourage innovation and promote the development of China's high-tech industry. Projects and enterprises selected into the plan are entitled to a series of support programs provided by the central and local government, including favorable tax treatment, innovation protection, technology support and a friendly business environment. In addition, in October, 2011, we were recognized as a National Hi-Tech Enterprise by National Science and Technology Department. We were recognized as an Enterprise of AAA Quality and credit in 2010 by China Quality Credit Evaluation Center.

Our “environmental protection high rate NIMH battery” was also recognized as a high and new technology product by Guangdong Province in 2010. In addition, we have passed stringent quality reviews and obtained supplier qualifications from various domestic and international brand names.

Manufacturing

Manufacturing of battery cells is a technologically complicated and capital-intensive process, requiring coordinated use of machinery and raw materials at various stages of manufacturing. The primary raw materials used in production of battery cells include electrode materials, electrolytes, foils, cases and caps and separators. Historically, our manufacturing process has included the following steps:

•	The electrodes are manufactured using active materials, conductive agents and binder which are mixed with liquid. These mixtures are then uniformly coated onto the thin metal foil, then after drying, the electrodes are cut down to the designated sizes.

•	The positive electrode and negative electrode are then wound together with a separator and inserted into a can, and electrolyte is filled. The sealing completes the battery cell assembly.

•	Prior to shipping battery cells to our customers, the battery cells will undergo an aging process, and thorough inspections to ensure the cells meet high quality control standards.

•	These cells are then integrated into packages which are customized into a wide variety of configurations to interface with different electronic devices.

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A simplified manufacturing process is illustrated below:

We adopted a semi-automated manufacturing process. We used fully automated machinery to process key aspects of the manufacturing process to ensure high uniformity and precision, while leaving the non-key aspects of the manufacturing process to manual labor. For example, we used an automated production line to manufacture our cylindrical cells used for notebook computer batteries to ensure a high level of uniformity and precision. With adequate funding, we intend to further improve our automated production lines. As we have easy access to an ample supply of low-cost skilled labor. We believe our semi-automated manufacturing process will enable us to achieve desired cost-competitiveness in the future by lowering our manufacturing costs without compromising our product quality and uniformity.

Suppliers

Historically, we have built a comprehensive supply chain of materials and equipment. The primary raw materials used in manufacturing of NiMH batteries include electrode materials, cases and caps, foils, electrolyte and separator. Cost of these raw materials is a key factor in pricing our products. We believe that there is an ample supply of most of the raw materials we need in China. To ensure the quality of our suppliers, we only used those suppliers who have demonstrated quality control and reliability.

In the future, we will aim to maintain multiple supply sources for each of our key raw materials to ensure that supply problems with any one supplier will not materially disrupt our operations. In addition, we will strive to develop strategic relationships with new suppliers to secure a stable supply of materials and introduce competition in our supply chain, thereby increasing our ability to negotiate a better pricing in order to reduce our exposure to possible price fluctuations.

During our fiscal years ended December 31, 2012 and 2013, our key raw material supplier was Shenzhen Ever Rich Development Ltd. We also sourced our manufacturing equipment from both domestic and foreign suppliers, based on consideration of their cost and function. We purchased key equipment from Zhuhai Xiangzhou Halo Automation Equipment Ltd.

Customers

In the past, we have sold our products both domestically and internationally. For international sales, we sold our products directly to distributors, as well as pack manufacturers in these countries and territories. If we received orders from distributors for batteries rather than cells, we assembled our cells into batteries per a customer's requirement and then arranged to deliver the batteries to fulfill the orders.

A large number of SC, C and D cell and battery customers have historically accounted for a substantial portion of our revenue. For the fiscal years ended 2012 and 2013, our top ten customers in aggregate contributed approximately 70.8% and 72.2%, respectively, of our revenue. If we are able to secure adequate funding and/or make new acquisitions in the future, we intend to expand our product portfolio and target new market segments. In turn, our customer composition, as well as the identity and concentration of our top customers, will change from period to period. Currently, we are actively investigating demand for, and pursuing opportunities in, other product lines, including mining lamps, hybrid electric vehicles, and light electric vehicles.

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Our top 10 customers in 2012 were:

1	Ez Power (HK) Co., Limited
2	Shenzhen Unitech Industries Ltd.
3	Shenzhen Dongfanghualian Technology Ltd.
4	Shenzhen Pengsheng Investment Co., Ltd.
5	Shenzhen Import & Export Exhibition Centre
6	Shanghai Sanjiang Fire Control Co., Ltd.
7	Fanchang New Cheng Renewable Resources Co., Ltd.
8	Suzhou Provac Electrical Co., Ltd.
9	Wisdom Creativity Union Group Co., Ltd.
10	Guanhuaxing Electrical Appliance Manufacturing (Shenzhen) Co., Ltd

Our top 10 customers in 2013 were:

1	Shenzhen Dongfanghualian Technology Ltd.
2	Shenzhen Unitech Industries Ltd.
3	Wisdom Creativity Union Group Co., Ltd.
4	Buster Spb Limited
5	Ez Power (HK) Co., Limited
6	Suzhou Provac Electrical Co., Ltd.
7	Innovation First, Inc.
8	Zibo International Economic And Technical Cooperation Co., Ltd.
9	Ascent Adivision Of Batteries Plus , LLC
10	Mami Robot/Kyungmin Co., Ltd.

Sales and Marketing

In 2012 and 2013, we had built an extensive sales and service network in China, highlighted by our strong presence in China's economically prosperous coastal regions where we generated a significant portion of our sales. Our sales and marketing department was responsible for our marketing, sales and post-sales service to brand owners and pack manufacturers in the PRC and worldwide. We offered different price incentives to encourage large-volume and long-term customers.

Our sales staff worked closely with our customers to understand their needs and provide feedback so that we could improve the quality and features of our products.

We engaged in marketing activities, such as attending industry-specific conferences and exhibitions to promote our products and brand name. We also advertised in industry journals and magazines and through the Internet to market our products.

Our Competition

We face competition from many other battery manufacturers, many of which have significantly greater name recognition and financial, technical, manufacturing, personnel and other resources than we have. Historically, we have competed against other NiMH battery producers, as well as manufacturers of other rechargeable and non-rechargeable batteries. The main types of rechargeable batteries currently on the market include: lead-acid; nickel-cadmium; nickel metal hydride; liquid lithium-ion and lithium-ion polymer. Competition exists in terms of design, quality, reliability, performance and cost. Our primary competitors include SANYO Electric Co., Ltd. Global, GPI International, Ltd., Shenzhen High Power Technology Ltd. and Hunan Coran Power Company.

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Research and Development

With adequate funding, we intend to establish an R&D center to enhance our ability to provide battery solutions, product quality, reduce cost, and keep up with technological advances and evolving market trends. Our R&D center will focus on advancement in technologies relating to new materials and new cells with prospects for use in new end application markets.

Our strong R&D capabilities have enabled us to obtain various government-sponsored R&D grants. We have been accredited as a “new and high-technology company” in Shenzhen, entitling us to enjoy preferential tax treatment and other government incentive grants and subsidies. Furthermore, we collaborate with a number of reputable research institutes and science and technology universities in China, allowing us to capitalize on their R&D results economically.

Intellectual Property

We rely on a combination of patents, trade secrets, and employee non-disclosure and confidentiality agreements to protect our intellectual property rights. We have registered our “TMK” trademark in English characters in the PRC (Mainland), Taiwan, Hong Kong and the European Union, and we have registered the Internet and WAP domain name: tmk-battery.com. We have also registered eight patents in the PRC relating to battery cell materials, design and manufacturing processes. The expiration date for the utility model patent (201020192730.3) in a NiMH battery plate with detective device is May 11, 2020; the expiration date for the utility model patent (201030237814.X) in a battery plate is July 14, 2020; the expiration date for the utility model patent (201020192240.3) in another laptop battery is May 17, 2020; the expiration date for the utility model patent (201020192401.9) in a multiple function laptop battery is May 17, 2020; the expiration date for the utility model patent (201020192730.3) in a solar energy charging parking shed is May 17, 2020; the expiration date for the utility model patent (20102085659.6) in a laptop battery is May 11, 2020; the expiration date for the utility model patent in NiMH battery negative plate field is April 20, 2019; the expiration date for the utility model patent in NiMH battery negative plate structure is April 20, 2019; and the expiration date for the utility model patent in Li-ion battery configuration is December 26, 2017.

We also have unpatented proprietary technologies for our product offerings and key stages of the manufacturing process. Our management and key technical personnel have entered into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during their terms of employment with us and thereafter and to assign to us their inventions, technologies and designs they develop during their term of employment with us. The confidentiality agreements include noncompetition and non-solicitation provisions that remain effective during the course of employment and for periods following termination of employment, which vary depending on position and location of the employee.

Employees

As of December 31, 2013, we employed a total of 80 full-time employees. The following table sets forth the number of our employees by function.

Function	Number of employees
Officers and directors	4
Equipment maintenance	2
Manufacturing	49
Sell and marketing	6
Logistics	5
Quality Control	1
R&D	1
HR and Administration	4
Accounting	8
Total	80

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We maintain a satisfactory working relationship with our employees. We have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees are represented by a labor union.

Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments. We are required to make monthly contributions to the plan for each employee at the rate of 10% of his or her average monthly salary. In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We believe that we are in material compliance with the relevant PRC laws.

PRC Government Regulations

Because our primary operating subsidiaries are located in China, we are regulated by China’s national and local laws, including those outlined below. We believe that we are in material compliance with all registrations and requirements for the issuance and maintenance of all licenses required by the governing bodies, and that all license fees and filings are current.

Environmental Regulations

We are subject to the requirements of the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Air Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution.

We are also subject to the PRC Administrative Measure on the Control of Pollution Caused by Electronic Information Products, informally known as China RoHS, a PRC government regulation to control certain materials, including lead, and the PRC’s Registration, Evaluation, Authorization and Restriction of Chemicals, or REACH, which regulates chemicals and their safe use for the protection of human health and the environment in China. REACH requires manufacturers and importers to gather information on the properties of their chemical substances to enable safe handling and to submit such data, in the form of a technical dossier, to a central database managed by the European Chemicals Agency. Any gaps in information to complete a dossier may require REACH laboratory testing.

All items shipped to China are marked to show whether they are compliant or non-compliant with the applicable environmental regulations. The Electronic Information Products logo or other label is used to mark parts and assemblies that do not contain unacceptable amounts of the substances identified by the regulations, and that are environmentally safe as “Environment Friendly.”

Our products comply with PRC RoHS and hold the REACH certification for environmental practices. We built environmental treatment facilities, where wastewater and waste solids that we generated were treated in accordance with the relevant requirements. We also outsourced the disposal of solid waste that we generated to third party contractors. Certain key materials used in manufacturing, such as Nickel foam, alloy powder, electrolyte and separators, have proven innocuous to worker's health and safety as well as the environment. We are not subject to any admonitions, penalties, investigations or inquiries imposed by the environmental regulators, nor are we subject to any claims or legal proceedings to which we are named as defendant for violation of any environmental law or regulation. We do not have any reasonable basis to believe that there is any threatened claim, action or legal proceedings against us that would have a material adverse effect on our business, financial condition or results of operations.

Patent Protection in China

The PRC's intellectual property protection regime is consistent with those of other modern industrialized countries. The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to most of the world's major intellectual property conventions, including:

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•	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);
•	Paris Convention for the Protection of Industrial Property (March 19, 1985);
•	Patent Cooperation Treaty (January 1, 1994); and
•	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law and its Implementing Regulations, each of which went into effect in 1985. Amended versions of the China Patent Law and its Implementing Regulations came into effect in 2001 and 2003, respectively.

The PRC is signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The Patent Law covers three kinds of patents: patents for inventions, utility models and designs respectively. The Chinese patent system adopts the principle of first to file. This means that, where more than one person files a patent application for the same invention, a patent can only be granted to the people who first filed the application. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it should not be identical with or similar to any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, and should not be in conflict with any prior right of another.

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is that, where a party possesses the means to exploit a patent but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the PRC State Intellectual Property Office, or SIPO, is authorized to grant a compulsory license. A compulsory license also can be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such decision within three months from receiving notification by filing a suit in a people's court. SIPO, however, has not granted any compulsory license up to now.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes their patent is being infringed may file a civil suit or file a complaint with a PRC local Intellectual Property Administrative Authority, which may order the infringer to stop the infringing acts. A preliminary injunction may be issued by the People's Court upon the patentee's or the interested parties' request before instituting any legal proceedings or during the proceedings. Evidence preservation and property preservation measures also are available both before and during the litigation. Damages in the case of patent infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be reasonably determined in an amount ranging from one to more times of the license fee under a contractual license. The infringing party may also be fined by the Administration of Patent Management in an amount of up to three times the unlawful income earned by such infringing party. If there is no unlawful income so earned, the infringing party may be fined in an amount of up to RMB500,000.

Taxation

On March 16, 2007, the National People's Congress of China passed a new Enterprise Income Tax Law, or EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Before the implementation of the EIT Law, foreign invested enterprises, or FIEs, established in the PRC, unless granted preferential tax treatments by the PRC government, were generally subject to an earned income tax, or EIT, rate of 33.0%, which included a 30.0% state income tax and a 3.0% local income tax. The EIT Law and its implementing rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions. Despite these changes, the EIT Law gives FIEs established before March 16, 2007, or Old FIEs, a five-year grandfather period during which they can continue to enjoy their existing preferential tax treatments. During this five-year grandfather period, the Old FIEs which enjoyed tax rates lower than 25% under the original EIT law will be subject to gradually increased EIT rates over a 5-year period until their tax rate reaches 25%. In addition, the government offers preferential enterprise income tax to the enterprises and projects in key industries that the government supports and encourages. We were awarded the Certificate of National High and New Technology Enterprise on October 27, 2011 which has allowed us to enjoy a reduced enterprise income tax rate of 15%.

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In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our organization’s global income will be subject to PRC income tax of 25%. For detailed discussion of PRC tax issues related to resident enterprise status, see Item 1A “Risk Factors—Risks Related to Doing Business in China—Under the new Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

In addition, the EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Good Wealth is a Hong Kong company and owns 100% of China TMK, under the aforesaid arrangement, any dividends that China TMK pays Good Wealth may be subject to a withholding tax at the rate of 5%. However, if Good Wealth is not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, promulgated by the State Administration of Taxation on October 27, 2009, such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable to Good Wealth will have a significant impact on the amount of dividends to be received by the Company and ultimately by shareholders.

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value added tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to some or all of the refund of VAT that it has already paid or borne.

Foreign Currency Exchange

Under the PRC foreign currency exchange regulations applicable to us, RMB convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. FIEs established in the PRC may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by FIEs outside of China are also subject to limitations, which include approvals by the PRC Ministry of Commerce, or MOFCOM, SAFE and the State Reform and Development Commission.

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Dividend Distributions

Under applicable PRC regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, an FIE in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of an FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Item 1A. Risk Factors.

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should read the section entitled “Special Note Regarding Forward Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this report.

RISKS RELATED TO OUR BUSINESS

We have significant operating losses and we may incur additional losses in the future.

As of December 31, 2012, 2013 and June 30, 2014, we had net income (loss) of approximately $(1.6) million, $(14.4) million and $(3.3) million, respectively. If our revenue does not grow at a substantially faster rate than our operating expenses, or if our operating expenses are higher than we anticipate, or if our revenue continues to decline but our operating expenses increase, we may not be profitable and we may incur additional losses, which could be significant.

We have insufficient cash to fund operations.

As of December 31, 2012, 2013 and June 30, 2014, our cash consisted of $177,702, $66,859 and $131,005, respectively. Our cash on hand during the past two and a half years has been insufficient to fund operations. We intend to issue additional debt or equity securities in order to generate sufficient cash to fund operations, however, there is no guarantee that we will be able to do so.

We have negative working capital due to overdue bank loans. If we are unable to repay our debt in accordance with the agreements that we have reached with our creditors, we may be forced to declare bankruptcy.

At December 31, 2012, 2013 and June 30, 2014, we had negative working capital due to overdue bank loans. We have entered into settlements with our existing creditors to pay off our existing bank loans over time. In the absence of bank financing, our working capital has been substantially reduced. This in turn has negatively impacted our operations. If we are unable to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as refinancing or restructuring our indebtedness, selling additional debt or equity securities or selling assets. We may not be able to refinance our debt or issue additional debt or equity securities on favorable terms, if at all, and if we must sell our assets, it may result in our inability to continue the business.

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If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the United States Securities and Exchange Commission. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our Company. If such allegations are not proven to be groundless, our Company and business operations would be severely damaged and your investment in our stock could be rendered worthless. In addition, in the current situation of China's overall economic recession, we are in an industry market with very fierce competition, faced with multiple potential rivals.

We face risks related to general domestic and global economic conditions and to the current credit crisis.

The uncertainty arising out of domestic and global economic conditions, including the disruption in credit markets, poses a risk to the economies in which we operate that has impacted demand for our products and services, and may impact our ability to manage normal relationships with our customers, suppliers and creditors. In recent years, overcapacity is a widely existing problem in many industries in China, the serious consequences of the excess capacity is the highly homogenized regional industry, vicious competition, causing substantial decline of the enterprise benefit, even the possibility of systemic economic risk, economic crisis. If the current situation deteriorates significantly, our business could be materially negatively impacted, including such areas as reduced demand for our products and services from a slow-down in the general economy, or supplier or customer disruptions resulting from tighter credit markets. In addition, terrorist activities may cause unpredictable or unfavorable economic conditions and could have a material adverse impact on the Company's operating results and financial condition.

Our future success depends on the success of manufacturers of the end applications that use our products.

As we expand to the battery markets for cordless household appliances, high-power electric tool, electric toys, medical devices, UPS, HEV, and EV, our future success depends on whether end application manufacturers are willing to use batteries that incorporate our products. To secure acceptance of our products, we must constantly develop and introduce more reliable and cost-effective battery cells with enhanced functionality to meet evolving industry standards. Our failure to gain acceptance of our products from these manufacturers could materially and adversely affect our future success.

Even if a manufacturer decides to use batteries that incorporate our products, the manufacturer may not be able to market and sell its products successfully. The manufacturer's inability to market and sell its products successfully, whether from lack of market acceptance or otherwise, could materially and adversely affect our business and prospects because this manufacturer may not order new products from us. If we cannot achieve the expected level of sales, we will not be able to make sufficient profits to offset the expenditures we have incurred to expand our production capacity, nor will we be able to grow our business. Accordingly, our business, financial condition, results of operations and future success would be materially and adversely affected.

Our business depends on the growth in demand for portable electronic devices.

As the market demand for portable electronic devices is directly related to the demand for our products, a fast growing portable electronic device market will be critical to the success of our business. In anticipation of an expected increase in demand for portable electronic devices such as the cordless household appliances, high-power electric tool, electric toys, medical devices, UPS in the next few years, we have expanded our manufacturing capacity. However, the markets we have targeted, including those of the PRC, may not achieve the level of growth we expect. If this market fails to achieve our expected level of growth, we will have excess production capacity and may not be able to generate enough revenue to maintain our profitability.

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We experience fluctuations in quarterly and annual operating results.

Our quarterly and annual operating results have fluctuated in the past and likely will fluctuate in the future. The demand for our products is driven largely by demand for the end-product applications that are powered by our products. Accordingly, the rechargeable battery industry is affected by market conditions that are often outside our control. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand for batteries and their end applications, capacity ramp up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer. As a result of these factors and other risks discussed in this section, period-to-period comparisons should not be relied upon to predict our future performance.

Management's estimates and assumptions affect reported amounts of expenses and changes in those estimates could impact operating results.

Goodwill and other indefinite-lived intangible assets are tested for impairment at least annually, and the results of such testing may adversely affect our financial results. We use a variety of valuation techniques in determining fair value. The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded, and actual results may differ significantly from the estimates and assumptions used.

We recognize deferred tax assets and liabilities for the expected future tax consequences of events which are included in the financial statements or tax returns. In assessing whether deferred tax assets are realizable, management makes certain assumptions about whether the deferred tax assets will be realized. We expect the deferred tax assets currently recorded to be fully realizable, however there can be no assurance that an increased valuation allowance would not need to be recorded in the future.

Our failure to keep up with rapid technological changes and evolving industry standards may cause our products to become obsolete and less marketable, resulting in loss of market share to our competitors.

The rechargeable battery market is characterized by changing technologies and evolving industry standards, which are difficult to predict. This, coupled with frequent introduction of new products and models, has shortened product life cycles and may render our products obsolete or unmarketable. Our ability to adapt to evolving industry standards and anticipate future standards will be a significant factor in maintaining and improving our competitive position and our prospects for growth. To achieve this goal, we have invested and plan to continue investing significant financial resources in our R&D infrastructure. R&D activities, however, are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Accordingly, our significant investment in our R&D infrastructure may not bear fruit. On the other hand, our competitors may improve their technologies or even achieve technological breakthroughs that would render our products obsolete or less marketable. Therefore, our failure to effectively keep up with rapid technological changes and evolving industry standards by introducing new and enhanced products may cause us to lose our market share and to suffer a decrease in our revenue.

A change in our product mix may cause our results of operations to differ substantially from the anticipated results in any particular period.

Our overall profitability may not meet expectations if our products, customers or geographic mix are substantially different than anticipated. Our profit margins vary among products, customers and geographic markets. Consequently, if our mix of any of these is substantially different from what is anticipated in any particular period, our profitability could be lower than anticipated.

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We may not be able to manage our expansion of operations effectively.

We were established in September 1999 and have grown rapidly since. We are in the process of significantly expanding our business in order to meet the increasing demand for our products, as well as capture new market opportunities. As we continue to grow, we must continue to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. In order to fund our ongoing operations and our future growth, we need to have sufficient internal sources of liquidity or access to additional financing from external sources. Furthermore, our management will be required to maintain and strengthen our relationships with our customers, suppliers and other third parties. As a result, our continued expansion has placed, and will continue to place, significant strains on our management personnel, systems and resources. We also will need to further strengthen our internal control and compliance functions to ensure that we will be able to comply with our legal and contractual obligations and minimize our operational and compliance risks. Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We may not be able to substantially increase our manufacturing output in order to maintain our cost competitiveness.

We believe that our ability to provide cost-effective products is one of the most significant factors that contributed to our current success and will be essential for our future growth. We believe this is one of our competitive advantages over our Japanese and Korean competitors. In order to continue doing so, we will need to increase our manufacturing output to a level that will enable us to substantially reduce the cost of our products on a per unit basis through economies of scale. However, our ability to substantially increase our manufacturing output is subject to significant constraints and uncertainties, including:

•	the need to raise significant additional funds to purchase and prepay raw materials or to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;
•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material prices and problems with equipment vendors;
•	delays or denial of required approvals by relevant government authorities;
•	diversion of significant management attention and other resources; and
•	failure to execute our expansion plan effectively.

If we are unable to increase our manufacturing output because of any of the risks described above, we may be unable to maintain our competitive position or achieve the growth we expect. Moreover, even if we expand our manufacturing output, we may not be able to generate sufficient customer demand for our products to support our increased production output.

We have been and most likely will continue to be subject to rapidly declining average selling prices, which may harm our revenue and gross profits.

The end-products of our batteries such as cordless household appliances, high-power electric tool, electric toys, medical devices, UPS, cellular phones and notebook computers are subject to rapid declines in average selling prices due to rapidly evolving technologies, industry standards and consumer preferences. As a result, manufacturers of these electronic devices expect us as suppliers to cut our costs and lower the price of our products in order to mitigate the negative impact on their own margins. We have reduced the price of our products in the past in order to meet market demand and expect to continue to face market-driven downward pricing pressures in the future. Our revenue and profitability will suffer if we are unable to offset any declines in our average selling prices by developing new or enhanced products with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs on a timely basis.

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Maintaining our manufacturing operations requires significant capital expenditures, and our inability or failure to maintain our operations would have a material adverse impact on our market share and ability to generate revenue.

We may incur significant additional capital expenditures as a result of unanticipated expenses, regulatory changes and other events that impact our business. If we are unable or fail to adequately maintain our manufacturing capacity or quality control processes, we could lose customers and there could be a material adverse impact on our market share and our ability to generate revenue.

We do not have long-term purchase commitments from our customers, which may result in significant uncertainties and volatility with respect to our revenue from period to period.

We do not have long-term purchase commitments from our customers and the term of our sales contracts with our customers is typically one year. Furthermore, these contracts leave certain major terms such as price and quantity of products open to be determined in each purchase order. These contracts also allow parties to re-adjust the contract price for substantial changes in market conditions. As a result, if our customers hold stronger bargaining power than us or the market conditions are in their favor, we may not be able to enjoy the price downside protection or upside gain. Furthermore, our customers may decide not to continue placing purchase orders with us in the future at the same level as in prior periods. As a result, our results of operations may vary from period to period and may fluctuate significantly in the future.

We are dependent on a limited number of customers for a significant portion of our revenues and this dependence is likely to continue.

We have been dependent on a limited number of customers for a significant portion of our revenue. Our top ten customers accounted for approximately 70.8% and 72.2% of our revenues in the years ended December 31, 2012 and 2013, respectively. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer stops purchasing our products. We expect that a limited number of customers will continue to contribute to a significant portion of our sales in the near future. Our ability to maintain close relationships with these top customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of these top customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our results of operations could be adversely affected. As we expand our product portfolio and target new market segments, our customer composition as well as the identity and concentration of our top customers are expected to change from period to period. However, if we fail to find alternative sources of demand for our products, our revenue may be substantially impacted.

We may not be able to accurately plan our production based on our sales contracts, which may result in excess product inventory or product shortages.

Our sales contracts typically provide for a non-binding, three-month forecast on the quantity of products that our customers may purchase from us. We typically have only a 25-45 day lead time to manufacture products to meet our customers' requirements once our customers place orders with us. To meet the short delivery deadline, we generally make significant decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on our estimate in light of this forecast, our past dealings with such customers, market conditions and other relevant factors. Our customers' final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess product inventory or product shortages. Excess product inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Producing additional products to make up for any product shortages within a short time frame may be difficult, making us unable to fill out the purchase orders. In either case, our results of operation would fluctuate from period to period.

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We depend on third parties to supply key raw materials and components to us. Failure to obtain a sufficient supply of these raw materials and components in a timely fashion and at reasonable costs could significantly delay our production and shipments, which would cause us to breach our sales contracts with our customers.

We purchase from Chinese domestic suppliers certain key raw materials and components such as electrolytes, electrode materials and import separators, a key component of battery cells. We purchase raw materials and components on the basis of purchase orders. In the absence of firm and long-term contracts, we may not be able to obtain sufficient supply of these raw materials and components from our existing suppliers or alternates in a timely fashion or at a reasonable cost. Our failure to secure sufficient supply of key raw materials and components in a timely fashion would result in a significant delay in our production and shipments, which may cause us to breach our sales contracts with our customers. Furthermore, failure to obtain sufficient supply of these raw materials and components at a reasonable cost could also harm our revenue and gross profit margins.

Fluctuations in prices and availability of raw materials could increase our costs or cause delays in shipments, which would adversely impact our business and results of operations.

A significant increase in the price of one or more raw materials, parts or components or the inability to successfully implement price increases / surcharges to mitigate such cost increases could have a material adverse effect on our results of operations.

We face intense competition from other battery cell manufacturers, many of which have significantly greater resources.

The market for battery cells used for portable electronic devices such as mp3, mp4, and cameras is intensely competitive and is characterized by frequent technological changes and evolving industry standards. We expect competition to become more intense. Increased competition may result in decline in average selling prices, causing a decrease in gross profit margins. We have faced and will continue to face competition from manufacturers of traditional rechargeable battery cells, such as nickel-cadmium batteries, from manufacturers of rechargeable battery cells of more recent technologies, such as liquid electrolyte, lithium-ion and lithium polymer battery cells, as well as from companies engaged in the development of batteries incorporating new technologies.

Many of these existing competitors have greater financial, personnel, technical, manufacturing, marketing, sales and other resources than we do. As a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging technologies and evolving industry standards. Many of our competitors are developing a variety of battery technologies, such as lithium polymer and fuel cell batteries, which are expected to compete with our existing product line. Other companies undertaking R&D activities of solid-polymer lithium-ion batteries have developed prototypes and are constructing commercial scale production facilities. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain market acceptance. If our competitors successfully do so, we may not be able to maintain our competitive position and our future success would be materially and adversely affected.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lost their services.

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise and experience of our Chairman, Mr. Henian Wu. If one or more of our senior executives are unable or unwilling to continue to work for us in their present positions, we may have to spend a considerable amount of time and resources searching, recruiting and integrating the replacements into our operations, which would substantially divert management's attention from our business and severely disrupt our business. This may also adversely affect our ability to execute our business strategy. Moreover, if any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key personnel. Each of our executive officers has entered into an employment agreement with us, which contains non-competition and confidentiality clauses. However, if any dispute arises between our executive officers and the Company, it is hard to predict the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China's legal system.

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The success of our business depends on our ability to attract, train and retain highly skilled employees and key personnel.

Because of the highly specialized, technical nature of our business, we must attract, train and retain a sizable workforce comprising highly skilled employees and other key personnel. Since our industry is characterized by high demand and intense competition for talent, we may have to pay higher salaries and wages and provide greater benefits in order to attract and retain highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the requirements of our growing business. Our failure to attract, train or retain highly skilled employees and other key personnel in numbers that are sufficient to satisfy our needs would materially and adversely affect our business.

Manufacturing or use of our products may cause accidents, which could result in significant production interruption, delay or claims for substantial damages.

Due to the high energy density inherent in NiMH batteries, our batteries can pose certain safety risks, including the risk of fire. Although we incorporate safety procedures in the research, development, manufacture and transportation of batteries that are designed to minimize safety risks, the manufacture or use of our products may still cause accidents. Any accident, whether occurring at the manufacturing facilities or from the use of our products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damages.

We manufacture and market NiMH batteries only. If a viable substitute product or chemistry emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected.

We manufacture and market NiMH batteries only. As we believe that the market for NiMH batteries has good growth potential, we have focused our R&D activities on exploring new chemistry and formula to enhance our product quality and features while reducing cost. Some of our competitors are conducting R&D on alternative battery technologies, such as lithium and fuel based cells. If any viable substitute product emerges and gains market acceptance because it has more enhanced features, more power, more attractive pricing, or better reliability, the market demand for our products may be reduced, and accordingly our business, financial condition and results of operations would be materially and adversely affected.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In the years ended December 31, 2012 and 2013, we derived 28.8% and 23.5%, respectively, of our sales from outside the PRC. The marketing, international distribution and sale of our products expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors that are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

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We rely on third parties whose operations are outside our control.

We rely on arrangements with third-party shippers and carriers such as independent shipping companies for timely delivery of our products to our customers. As a result, we may be subject to carrier disruptions and increased costs due to factors that are beyond our control, including labor strikes, inclement weather, natural disasters and rapidly increasing fuel costs. If the services of any of these third parties become unsatisfactory, we may experience delays in meeting our customers' product demands and we may not be able to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and could cause us to lose customers.

We also utilize third party distributors and manufacturer's representatives to sell, install and service certain of our products. While we are selective in whom we choose to represent us, it is difficult for us to ensure that our distributors and manufacturer's representatives consistently act in accordance with the standards we set for them. To the extent any of our end-customers have negative experiences with any of our distributors or manufacturer's representatives; it could reflect poorly on us and damage our reputation, thereby negatively impacting our financial results.

Defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share.

We have purchased certain product liability insurance from some PRC-based insurance companies to provide against any claims against us based on our product quality. If any of our products is found to have reliability, quality or compatibility problems, we will be required to accept returns, provide replacement, provide refund, or pay damages. As our insurance policy imposes a ceiling for maximum coverage and high deductibles, we may not be able to obtain from our insurance policy an amount enough to compensate our customers for damages they suffered attributable to the quality of our products. Moreover, as our insurance policy also excludes certain types of claims from its coverage and if any of our customers' claims against us falls into those exclusions, we would not receive any amount from our insurance policy at all. In either case, we may still be required to incur substantial amounts to indemnify our customers in respect of their product quality claims against us, which would materially and adversely affect the results of our operations and severely damage our reputation.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause our loss of significant rights and inability to continue providing our existing product offerings.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to nickel metal hydride battery technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly expensive and time-consuming. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technologies or enter into royalty or license agreements that may not be available at acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Protracted litigation could result in our customers, or potential customers, deferring or limiting their purchase or use of our products until resolution of such litigation. Parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. Any intellectual property litigation could have a material adverse effect on our business, results of operation and financial condition.

Future litigation could impact our financial results and condition.

Our business, results of operations and financial condition could be affected by significant future litigation or claims adverse to us. Types of potential litigation cases include: product liability, contract, employment-related, labor relations, personal injury or property damage, intellectual property, stockholder claims and claims arising from any injury or damage to persons, property or the environment from hazardous substances used, generated or disposed of in the conduct of our business (or that of a predecessor to the extent we are not indemnified for those liabilities).

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We may not be able to prevent others from unauthorized use of our intellectual property, or others may challenge our intellectual property rights, which could harm our business and competitive position.

We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements to protect our intellectual property rights. We own eight registered patents in China and have three pending patent applications in China. We have one registered trademarks in China and the European Union that cover various categories of goods and services. We can make no assurances that all the pending patent applications will result in issue of patents or, if issued, that it will sufficiently protect our intellectual property rights. Nor can we make any assurances that any patent, trademark or other intellectual property rights that we have obtained may not be challenged by third parties. Implementation of PRC intellectual property-related laws has historically been lax, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may not be adequate to prevent unauthorized use of our intellectual property rights. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us any royalties. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation.

Compliance with environmental regulations can be expensive, and our failure to comply with these regulations may result in adverse publicity and a material adverse effect on our business.

As a manufacturer, we are subject to various PRC environmental laws and regulations on air emission, waste water discharge, solid waste and noise. Although we believe that our operations are in substantial compliance with current environmental laws and regulations, we may not be able to comply with these regulations at all times as the PRC environmental legal regime is evolving and becoming more stringent. Therefore, if the PRC government imposes more stringent regulations in the future, we will have to incur additional substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in material aspects, we may suffer from negative publicity and may be required to pay substantial fines, suspend or even cease operations. Failure to comply with PRC environmental laws and regulations may materially and adversely affect our business, financial condition and results of operations.

Future government regulations or other standards could have an adverse effect on our operations.

Our operations are subject to other laws, regulations and licensing requirements of national and local authorities in the PRC. We are required to obtain licenses or permits from the PRC central government and from Guangdong province, where we operate, and to meet certain standards in the conduct of our business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have an adverse effect on us. In the event that these laws, regulations and/or licensing requirements change, we may be required to modify our operations or to utilize resources to maintain compliance with such rules and regulations. In addition, new regulations may be enacted that could have an adverse effect on us.

We have limited insurance coverage against damages or loss we might suffer.

The insurance industry in China is still in an early stage of development and business interruption insurance available in China offers limited coverage compared to that offered in many developed countries. We do not carry business interruption insurance and therefore any business disruption or natural disaster could result in substantial damages or losses to us. In addition, there are certain types of losses (such as losses from forces of nature) that are generally not insured because either they are uninsurable or insurance cannot be obtained on commercially reasonable terms. Should an uninsured loss or a loss in excess of insured limits occur, our business could be materially adversely affected. If we were to suffer any losses or damages to our manufacturing facilities, our business, financial condition and results of operations would be materially and adversely affected.

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RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China's political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

•	level of government involvement in the economy;
•	control of foreign exchange;
•	methods of allocating resources;
•	balance of payments position;
•	international trade restrictions; and
•	international conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy and weak corporate governance and a lack of flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of the OECD member countries.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all of our executive officers and all of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

You may have difficulty enforcing judgments against us.

We are a Nevada holding company, but most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

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The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.8%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our Company.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in RMB and U.S. dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

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Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Historically, some of our raw materials and major equipment have been imported. In the event that the U.S. dollar appreciates against RMB, our costs could increase. If we cannot pass the resulting cost increases on to our customers, our profitability and operating results will suffer. In addition, if our sales to international customers grow, we will be increasingly subject to the risk of foreign currency depreciation.

Restrictions under PRC law on our PRC subsidiaries' ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

Substantially all of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividend by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiary's ability to distribute profits to us or otherwise materially adversely affect us.

On July 15, 2014, SAFE issued the Notice on Relevant Issues in the Foreign Exchange Control over Investment, Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 37, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 37 by (1) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership; (2) adding requirements relating to the source of the PRC resident's funds used to establish or acquire the offshore entity; (3) covering the use of existing offshore entities for offshore financings; (4) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (5) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 37 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 37, a retroactive SAFE registration was required to have been completed before March 31, 2006. This date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 37, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV's affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

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We have asked our stockholders, who are PRC residents as defined in Circular 37, to register with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiary. However, we cannot provide any assurances that they can obtain the above SAFE registrations required by Circular 37 and Notice 106. Moreover, because of uncertainty over how Circular 37 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 37 and Notice 106 by our PRC resident beneficial holders.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 37 and Notice 106. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 37 and Notice 106, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of TMK constitutes a Round-trip Investment without MOFCOM approval.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006. According to the 2006 M&A Rule, a “Round-trip Investment” is defined as having taken place when a PRC business that is owned by PRC individual(s) is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individual(s). Under the 2006 M&A Rule, any Round-trip Investment must be approved by MOFCOM and any indirect arrangement or series of arrangements which achieves the same end result without the approval of MOFCOM is a violation of PRC law.

On February 5, 2010, Mr. Henian Wu, our Chairman and a founder of TMK, entered into an option agreement with Ms. Guifang Li, the sole shareholder of Unitech, pursuant to which Mr. Wu was granted an option to acquire all of the equity interests of Unitech owned by Ms. Li. Mr. Wu may exercise this option at any time commencing six (6) months after the date on which a resale registration statement covering the shares issued under our recent private placement is declared effective by the SEC and ending on the fifth anniversary of the date thereof. After exercise of this option, Mr. Wu will be our controlling stockholder, through his ownership of Unitech. His acquisition of our equity interest, or the Acquisition, is required to be registered with the Administration of Industry and Commerce, or AIC, in China. He will also be required to make filings with the Shenzhen SAFE, to register the Company and its non-PRC subsidiaries to qualify them as SPVs, pursuant to Circular 37 and Circular 106.

The PRC regulatory authorities may take the view that the Acquisition and the reverse acquisition of Leading Asia are part of an overall series of arrangements which constitute a Round-trip Investment, because at the end of these transactions, Mr. Wu will become a majority owner and effective controlling party of a foreign entity that acquired ownership of our Chinese subsidiaries. The PRC regulatory authorities may also take the view that the registration of the Acquisition with the relevant AIC, and the filings with the Shenzhen SAFE may not be evidence that the Acquisition has been properly approved because the relevant parties did not fully disclose to the AIC, SAFE or MOFCOM the overall restructuring arrangements, the existence of the reverse acquisition and its link with the Acquisition. If the PRC regulatory authorities take the view that the Acquisition constitutes a Round-trip Investment under the 2006 M&A Rule, we cannot assure you we may be able to obtain the approval required from MOFCOM.

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If the PRC regulatory authorities take the view that the Acquisition constitutes a Round-trip Investment without MOFCOM approval, they could invalidate our acquisition and ownership of our Chinese subsidiaries. Additionally, the PRC regulatory authorities may take the view that the Acquisition constitutes a transaction which requires the prior approval of the China Securities Regulatory Commission, or CSRC, before MOFCOM approval is obtained. We believe that if this takes place, we may be able to find a way to re-establish control of our Chinese subsidiaries' business operations through a series of contractual arrangements rather than an outright purchase of our Chinese subsidiaries. But we cannot assure you that such contractual arrangements will be protected by PRC law or that the registrant can receive as complete or effective economic benefit and overall control of our Chinese subsidiaries' business than if the Company had direct ownership of our Chinese subsidiaries. In addition, we cannot assure you that such contractual arrangements can be successfully effected under PRC law. If we cannot obtain MOFCOM or CSRC approval if required by the PRC regulatory authorities to do so, and if we cannot put in place or enforce relevant contractual arrangements as an alternative and equivalent means of control of our Chinese subsidiaries, our business and financial performance will be materially adversely affected.

Under the new Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

The EIT Law and its implementing rules became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person. Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. We are actively monitoring the possibility of “resident enterprise” treatment for the 2013 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

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We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation, or SAT, released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes. There is uncertainty as to the application of Circular 698. For example, while the term "indirectly transfer" is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our Company complies with the Circular 698. As a result, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties and we make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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RISKS RELATED TO THE MARKET FOR OUR STOCK GENERALLY

We may be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. Our common stock is a “penny stock” and is subject to Rule 15g-9 under the Exchange Act, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market, thus possibly making it more difficult for us to raise additional capital.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Provisions in our articles of incorporation and bylaws or Nevada law might discourage, delay or prevent a change of control of us or changes in our management and, therefore depress the trading price of the common stock.

Nevada corporate law and our articles of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our Company or changes in its management that our stockholders may deem advantageous. These provisions:

•	deny holders of our common stock cumulative voting rights in the election of directors, meaning that stockholders owning a majority of our outstanding shares of common stock will be able to elect all of our directors;

•	require any stockholder wishing to properly bring a matter before a meeting of stockholders to comply with specified procedural and advance notice requirements; and

•	allow any vacancy on the board of directors, however the vacancy occurs, to be filled by the directors.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Item 2. Financial Information.

Selected Financial Data

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis should be read in conjunction with our financial statements and the notes thereto and the other financial information appearing elsewhere in this report. In addition to historical information, the following discussion contains certain forward-looking information. See “Special Note Regarding Forward Looking Statements” above for certain information concerning those forward looking statements.

Overview

Historically our indirect Chinese subsidiary, Shenzhen TMK, designed, developed, manufactured and sold environmentally-friendly NiMH rechargeable batteries, which are commonly used to power applications such as: vacuum cleaners and other household appliances; cordless power tools; medical devices; light electric vehicles, such as bicycles, electric vehicles and hybrid electric vehicles; light fittings; battery-operated toys; telecommunications; traffic control and traffic lighting applications; and personal portable electronic devices, such as digital cameras, portable media players, portable gaming devices and PDAs.

Due to significant cash constraints and a high amount of existing debt, on January 1, 2014, we ceased all production operations. We intend to resume production and expand our business into the hybrid electric vehicle and electric vehicle markets if we can raise the necessary financing through the sale of additional debt or equity securities to allow us to operate in the future. In addition, we intend to pursue acquisition targets using our stock as consideration to make such purchases.

In 2012 and 2013, we focused on the development of high-rate NiMH rechargeable batteries sized SC, C, D, and F and were engaged in the large-scale production of these products. The target customers of these products are mainly factories that produce cordless household vacuum cleaners, power tools and other household appliances, electric bicycles, battery-operated toys and medical devices and whose requirements for battery performance are higher-rate than those of the ordinary AA and AAA batteries used for domestic purposes.

Over the past two years, we developed a working prototype of an NiMH battery hybrid electric vehicle battery pack, blade electric vehicle with a lithium polymer battery as the core. We are producing sample cells for testing for an electric vehicle battery pack. In order to expand our business into the hybrid electric vehicle and electric vehicle markets, we intend to develop a research and development center, set up a battery production base for small scale testing and production and establish a cooperation application demonstration point with five to ten vehicle producers to lay a solid foundation for governmental approval of our projects. Currently, we have entered into letters of intent with five domestic automobile companies in China for the preliminary application of our hybrid electric vehicle battery packs and blade electric vehicle with a lithium polymer battery. Through several years of efforts and development, we have three lithium battery patents. Traditionally, we have had customers who have purchased both nickel-metal hydride batteries and lithium-ion batteries. We have been actively exploring and doing research on nickel hydrogen batteries and on our ion catalyzed polymer battery pack designed and applied in telecommunications, traffic control, oil exploration and other fields.

We have conducted all of our operations in Shenzhen City, China, in close proximity to China's electronics manufacturing base. It is a rapidly growing market. Our access to China's supply of low-cost skilled labor, raw materials, machinery and facilities has enabled us to price our products competitively in an increasingly price-sensitive market. In addition, we automated key stages of our manufacturing process in order to produce high-quality battery cells that consistently meet the stringent requirements of our customers.

2013 Financial Performance Highlights

The following summarizes certain key financial information for 2013:

•     Revenues: Our revenues were $19.36 million for 2013, a decrease of $26.90 million, or 58%, from $46.26 million for 2012.

•     Gross profit and margin: Gross profit was $2.09 million for 2013 as compared to $6.89 million for 2012. Gross margin was 10.8% for 2013 as compared to 14.9% for 2012.

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•     Net loss: Net loss was $14.44 million for 2013, an increase of $12.77 million, or approximately 768%, from $1.66 million for 2012.

•     Fully diluted net loss per share: Fully diluted net loss per share was approximately $0.39 for 2013, as compared to approximately $0.05 for 2012.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

•     We have Insufficient Cash to Fund Operations. As of December 31, 2012, 2013 and June 30, 2014, our cash consisted of $177,702, $66,859 and $131,005, respectively. Our cash on hand during the past two and a half years has been insufficient to fund operations. We intend to issue additional debt or equity securities in order to generate sufficient cash to fund operations, however, there is no guarantee that we will be able to do so.

•     We have Negative Working Capital due to Overdue Bank Loans. At December 31, 2012, 2013 and June 30, 2014, we had negative working capital due to overdue bank loans. We have entered into settlements with our existing creditors to pay off our existing bank loans over time. In the absence of bank financing, our working capital has been substantially reduced. This in turn has negatively impacted our operations. If we are unable to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as refinancing or restructuring our indebtedness, selling additional debt or equity securities or selling assets. We may not be able to refinance our debt or issue additional debt or equity securities on favorable terms, if at all, and if we must sell our additional assets, it may negatively affect our ability to generate future revenue.

•     Growth in the Chinese Economy. We operate our facilities in China and have derived almost all of our revenues from sales to customers in China. Economic conditions in China affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. China has experienced significant economic growth, achieving a compound annual growth rate of over 10% in gross domestic product from 1996 through 2008. But since 2012, the Chinese economy and much of the global economy have been facing an economic recession. China is expected to experience a deep adjustment period in the next few years. As a result, we believe that all areas of investment and consumption will most likely experience an economic downturn.

•     Demand for NiMH-Based Batteries. Historically, all of our products were NiMH-based rechargeable batteries. Rechargeable NiMH-based batteries, compared to other types of rechargeable batteries based on nickel cadmium chemistries, have a higher energy density, meaning a greater energy capacity relative to a given battery cell's weight and size, and are considered to have a much lower environmental impact due to the absence of toxic cadmium. While lithium-based rechargeable batteries have a higher energy density than NiMH batteries, they also have a much lower shelf-life than NiMH batteries and are more expensive. In addition, NiMH batteries have the following advantages: very low degradation, with less than 5% degradation after 100 full charge/discharge cycles; ability to store and provide power in a wide temperature range (-58 o F to +176 o F) making them a very reliable energy source for solar lighting and in-field uninterruptible power systems; and slow rate of discharge, retaining 90% of full capacity after 28 days, making them ideal for in-field uninterruptible power supply systems with minimum maintenance requirements. Due to the economic slowdown the use of NiMH-based batteries has slowed in portable consumer electronics products such as vacuum cleaners and other household appliances, power tools, electric bicycles and battery-operated toys. Though as some NiMH enterprises become weaker or fail, other NiMH companies will become bigger and more powerful and with the next economic recovery, we believe the overall demand for NiMH batteries will rebound.

•     Product Development and Brand Recognition. We believe that in order to compete effectively in our product market, we need to constantly improve the quality of our products and deliver new products. As such, we are faced with the challenge of expanding our research and development capacity. We need to maintain a strong and sufficient research and development team and identify the right directions for our research and development. We also face the long-term challenge of developing our brand recognition. In addition to providing high quality products and effective project execution, we believe that in order to promote our brand recognition, strengthen the management of our distribution network and improve our sales revenue and market share, we will also need to continue expanding our sales channels and engage in more sophisticated marketing. With adequate funding, we plan to acquire a number of competitors that are strong in direct sales and that will enhance our product design.

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•      The Debt Crisis Led to a Serious Shortage of Working Capital Resulting in a Decline in Performance. Since 2012, we have been urged by banks to repay our outstanding undue loans due to the severe tightening of banks’ credit policy relating to the China manufacturing industry. This resulted in a substantial reduction of working capital available for operations. As a result, we could not meet the requirements of our downstream customers, which resulted in a sharp decline in the scale of the business. In addition, our lack of scalability caused an increase in unit cost and a drop in profitability.

•       Some of our Customers had Bad Debt Losses. Within the last two years, due to industry overcapacity, many of our customers suffered factory closures, which resulted in the loss of account receivables that cannot be recovered and had to be written off.

•       We have been Faced with an Over Supply of Product which Negatively Impacted our Profitability. Due to the dramatic change in the market and the economic status of many downstream customers, already finished products could no longer be shipped to our end customers. Some of our products needed to be disposed of as defective or waste product. In 2013, the loss due to the disposal of overstocked inventory amounted to $6,296,430. Our profitability was thus reduced due to the deduction of inventory loss.

Taxation

We are subject to United States tax at a rate of 34%. No provision for income taxes in the United States has been made as we have no taxable income in the United States.

Leading Asia was incorporated in the BVI and under the current laws of the BVI is not subject to income taxes.

Good Wealth was incorporated in Hong Kong and under the current laws of Hong Kong is subject to profits tax of 16.5%. No provision for Hong Kong profits tax has been made as Good Wealth has no taxable income.

Under the EIT Law, Shenzhen Borou Industrial Co., Ltd. (Shenzhen Borou) is subject to an EIT rate of 25.0%. Companies designated as High- and New-Technology Enterprises may enjoy a reduced national EIT rate of 15% under the EIT Law, subject to government verification of Hi-Tech company status every three years. Shenzhen Borou was granted qualification as a High-Tech Enterprise and is now subject to the reduced EIT rate of 15%. While our current High-Tech Enterprise qualification expired on October 27, 2014, we are preparing all required documents, including application forms, business license, patents, financial statements and employee roster/backgrounds, to submit an application for extension to the government authorities. We are currently awaiting a response. Based upon our experience, the application review process will lasts for 6 and 10 months. See Item 1, “Item 1 “Business—PRC Government Regulations—Taxation” for a detailed description of the EIT Law and tax regulations applicable to our Chinese subsidiaries.

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Results of Operations

Comparison of Years Ended December 31, 2013 and December 31, 2012

The following table sets forth key components of our results of operations during the fiscal years ended December 31, 2013 and 2012, both in U.S. dollars and as a percentage of our revenues.

	Year Ended December 31 2013		Year Ended December 31 2012
		% of		% of
	Amount	Revenue	Amount	Revenue
Revenues	$19,356,030		46,263,870
Cost of goods sold	(17,259,378)	89.2%	(39,369,352)	85.1%
Gross profit	2,096,652	10.8%	6,894,518	14.9%
Operating costs and expenses
Selling expenses	612,313	3.2%	870,232	1.88%
Depreciation	994,509	5.1%	1,028,833	2.2%
Inventory and Disposal	6,296,430	32.5%	818,493	1.8%
Bad debts recovery (expense)	3,534,006	18.3%	1,305,590	2.8%
Other general and administrative expenses	1,018,569	5.3%	1,919,021	4.1%
Total operating costs and expenses	12,455,827	64.4%	5,942,169	12.8%
Income from operations	(10,359,175)	53.5%	952,349	2.1%
Other income (expenses):
Interest income	9,753	0.1%	33,812	0.1%
Interest expense	(3,370,267)	17.4%	(2,566,991)	5.5%
Disposal of assets income	411,370	2.1%	(140,654)	0.3%
Litigation deduction	(434,831)	2.2%	(192,304)	0.4%
Debt restructuring	(796,985)	4.1%	-	-
Other income (expense), net	(10,202)	0.1%	(33,958)	0.1%
Subsidy income	137,572	0.7%	487,741	1.1%
Change in fair value of derivative liability	-	-	-	-
Total other income (expenses)	(4,053,590)	20.9%	(2,412,354)	5.2%
Income before income taxes	(14,412,765)	74.5%	(1,460,005	3.6%
Income taxes	24,960	0.1%	203,785	0.4%
Net income	$(14,437,725)	74.6%	$(1,663,790)	3.6%

Revenues

Our revenues were $19.36 million in 2013 as compared with $46.26 million in 2012, representing a $26.91 million, or 58%, decrease year-over-year. The decrease in revenue is mainly attributable to the sharp decline in the business scale. As shown in the table below, the total amount of units sold decreased to 14.61 million units in 2013, from 27.6 million units in 2012, representing a 47% decrease year-over-year.

2013
Type	Unit Price (US Dollar)	Unit Amount	Sales	Ratio by Unit Amount	Ratio by Sales
A	0.9	547,629	515,876	4%	3%
AA	0.6	3,275,442	1,944,179	22%	11%
AAA	0.4	1,914,681	798,772	13%	4%
C	1.9	82,524	154,928	1%	1%
D	3.4	105,209	353,170	1%	2%
SC	0.9	3,450,472	3,276,197	24%	18%
Other Battery	1.5	5,088,138	7,708,493	35%	42%
Other Material	24.6	143,000	3,514,998	1%	19%
Others	24.0	45,390	1,089,416	0%	6%
Total		14,652,485	19,356,030	100%	100%

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2012
Type	Unit Price (US Dollar)	Unit Amount	Sales	Ratio by Unit Amount	Ratio by Sales
A	1.1	600,857	651,015	2%	2%
AA	0.5	5,968,202	2,897,818	22%	7%
AAA	0.3	6,990,305	1,851,149	25%	5%
C	1.3	247,370	331,704	1%	1%
D	5.1	458,525	2,336,472	2%	6%
SC	1.0	5,430,905	5,256,775	20%	13%
Other Battery	2.6	7,657,978	19,970,245	28%	51%
Other Material	24.3	242,178	5,885,179	1%	15%
Others	23.6	300,150	7,083,513	1%	15%
Total		27,596,320	46,263,870	100%	100%

Cost of goods sold

Our cost of goods sold include the direct costs of our raw materials as well as the cost of labor and overhead. Cost of goods sold decreased $22.11 million, or 56%, to $17.26 million in 2013 from $39.37 million in 2012. The decrease of cost of goods sold is consistent with the decline of our sales revenue.

Gross profit and gross margin

Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit decreased $4.8 million, or 70%, to $2.09 million in 2013 from $6.89 million in 2012. The increase in our gross profit is primarily due to the decrease in revenues. Gross profit as a percentage of net revenues (gross margin) was 14.9% and 10.8% for the years ended December 31, 2012 and 2013, respectively.

Selling expenses

Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales commission, cost of advertising, promotion, business travel, after-sale support, transportation costs and other sales related costs. Our selling expenses decreased $0.26 million, or 30%, to $0.61 million in 2013 from $0.87 million in 2012. The decrease is primarily due to a decrease in sales. Thus, sales commissions also decreased.

Inventory and Disposal

In 2012, our inventory loss and defective goods disposal was $818,493. In 2013, our adverse inventory and defective goods disposal was $6,296,430.

Bad debt recovery (expense)

We recognized $1,305,590 in bad debt recovery during 2012. In 2013, we recognized $3,534,006 in bad debt recovery, which was confirmed not recoverable.

General and administrative expenses

Our general and administrative expenses mainly consist of the wages and welfare, advertisement expenses, promotion, travel expenses, after sale service, transportation costs and other sales related costs. Our general and administrative expenses decreased $0.90 million, or 47%, to $1.02 million in 2013 from $1.92 million in 2012, due to the personnel cuts and a reduction in our administration department’s communication, insurance and other expenses.

Interest expense

Interest expense increased $0.80 million, or 31%, to $3.37 million in 2013 from $2.57 million in 2012. The increase in interest expense is due to the fact that the interest rate of our bank loans in 2013 increased compared to 2012.

Income before income taxes

Our loss before income taxes increased by $12.95 million, or 887%, to $14.41 million in 2013 from $1.46 million in 2012.

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Income taxes

We incurred $0.025 million income tax expenses in the PRC in 2013, as compared to $0.2 million in 2012. See “Taxation” above for more information.

Net income

As a result of the foregoing factors, in fiscal year 2013, we suffered a loss of $14.44 million, an increase of $12.77 million, or 768%, from $1.66 million in 2012.

Liquidity and Capital Resources

As of December 31, 2013, we had cash and cash equivalents of $66,859, primarily consisting of cash on hand and demand deposits. The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our stockholders.

Cash Flows

	Fiscal Year Ended December 31,
	2013	2012
Net cash provided by (used in) operating activities	$(2,699,086)	$3,646,777
Net cash provided by (used in) investing activities	5,344,308	107,775
Net cash provided by (used in) financing activities	(3,236,220)	(10,164,830)
Effects of exchange rate change in cash	480,155	22,179
Net increase (decrease) in cash and cash equivalents	(110,843)	(6,388,099)
Cash and cash equivalents at beginning of the year	177,702	6,565,801
Cash and cash equivalents at end of the year	66,859	177,702

Operating activities

Net cash used in operating activities was $2.70 for 2013, as compared to $3.6 million net cash provided by operation activities for 2012. Except for net loss amounting to $14.44 million, there were $11.5 million in non-cash adjustment such as depreciation, amortization and depletion, bad debt allowance and inventories impairment or loss which increased our cash-based net loss, net operating inflow for the year ended December 31, 2013 resulted from the following factors: (1) accounts receivable decreased $3.18 million due to sales decline and collection of the receivable, (2) other receivables decreased $17.37 million mainly due to collection advance amount to unrelated companies; (3) inventories decreased $3.28 million mainly due to the fact that the Company decreased the manufacturing and the remaining finished goods were sold; (4) unpaid interest expense increased $2.92 million. Cash inflow was mainly offset as follows: (1) accounts payable decreased $13.70 million, (2) other payable decreased $12.01 million mainly due to repayments to the creditors, and (3) inventories increased $7.17 million due to decline of sales in year 2013.

Except for net loss amounting to $1.66 million, there were $3.49 million in non-cash adjustment such as depreciation, amortization and depletion, bad debt allowance and inventories impairment or loss which increased our cash-based net loss. Net operating inflow for the year ended December 31, 2012 resulted from the following factors: (1) advance to suppliers decreased $2.36 million; (2) accounts payable increased $12.88 million due to longer payment period to the suppliers; (3) other payables increased to $6.25 million mainly due to advance from other unrelated companies; (4) Customers deposits increased to $2.23 million. Cash inflow was mainly offset as follows: (1) accounts receivable increased to $3.32 million, and (2) other receivables increased $10.93 million mainly due to loans from other unrelated parties during 2012, and (3) inventories increased $7.17 million due to a decline in sales in 2013.

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Investing activities

Net cash provided by investing activities for 2013 was $5.34 million, as compared to $0.1 million for 2012. Cash inflow for investing activities of year 2013 mainly resulted from: (1) $8.44 million was from the disposal of property and equipment; (2) $7.46 million was from withdrawing of the construction in progress. Cash inflow was offset by the purchase of property and equipment in the amount of $9.84 million.

Financing activities

Net cash used in financing activities for 2013 was $3.2 million, as compared to $10 million for 2012. Cash outflow for financing activities of year 2013 mainly resulted from $4.2 million payment of note payable which was offset by the change of restricted cash of $0.97 million. Cash inflow for financing activities of year 2012 resulted from proceeds from note payable $6.60 million and bank loan $13.58 million, which was offset by payment of a note payable of $2.64 million and payment of a bank loan of $27.38 million.

Loan Commitments

As of December 31, 2013, the amount, maturity date and term of each of our bank loans were as follows:

		Interest
Bank	Amount*	Rate	Maturity Date	Duration
China Construction Bank Shenzhen Branch	9,121,714	7.3%	May 15, 2014	3 Years

China Everbright Bank Shenzhen Shangbu Branch	654,429	11.09%	March 12, 2013	1 Year
China Everbright Bank Shenzhen Shangbu Branch	3,272,144	6.4%	July 14, 2013	6 Months

DBS Bank	839,087	7.3%	November 20, 2012	Every 4 months

Industrial and Commercial Bank of China, Shenzhen Huaqiang Branch	5,693,531	7.5%	August 20, 2013	1 Year

Industrial Bank Co. Ltd.	9,489,218	8.0%	December 1, 2014	3 Years
TOTAL	29,070,123

* Calculated based on the exchange rate of $1 = RMB 6.1122

On May 16, 2011, Shenzhen TMK obtained a loan from China Construction Bank Shenzhen Chengjian Branch ("CCB") for RMB80,000,000 with term of installment repayments beginning June 16, 2012 and a maturity date of May 15, 2014. The loan bears an annual interest rate of approximately 7.3%. The loan was secured by Shenzhen Borou’s property, Shenzhen TMK's property and equipment and guaranteed by Mr. Henian Wu and Mr. Junbiao Huang. The Company repaid $3,644,084 (RMB23,100,000) during 2012 and repaid $185,051 (RMB952,337) during 2013. On October 16, 2013, CCB sued Shenzhen TMK and its guarantors to recover all rights and interest related to the loan. Per negotiation, CCB and Shenzhen TMK agreed to repay all outstanding loans and related interest by December 2014. On July 1, 2014, CCB disposed of the collateral related to this loan, which included two properties and equipment, to settle the outstanding debt. As of date of the disposal, the loan from CCB was fully settled. There is no further liability related to this loan.

On December 13, 2012, China Everbright Bank Shenzhen Shangbu Branch (“CEB”) issued a Domestic Letter of Credit to Shenzhen TMK with a maturity date of June 13, 2013. Shenzhen TMK could not fully repay the L/C. The remaining amount due to CEB of RMB4,000,000 was converted into a bank loan bearing an annual interest rate at approximately 11.09% until the loan is fully repaid.

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On January 15, 2013, Shenzhen TMK obtained a six-month loan in the amount of RMB20,000,000 from CEB bearing an interest rate at approximately 6.4%. All of Shenzhen TMK accounts receivable (other than those three customers accounts that serve as collateral for DBS loan) and certain properties were pledged as collateral. The loan was also guaranteed by Mr. Henian Wu and Shenzhen Borou. The loan matured on July 14, 2013. Shenzhen TMK could not repay the loan on the maturity date. On March 2014, CEB sued Shenzhen TMK for repayment of the outstanding principal and interest. Per an arbitration award, the annual interest on the loan increased to 8.372% until the loan is fully settled. The Company plans to settle the outstanding balance to CEB through the disposal of the collateral by December 2014.

Since March 2011, DBS China Shenzhen Branch ("DBS") granted Shenzhen TMK a credit line of RMB10,000,000 with an annual interest rate of approximately 7.3%, due every four months. Three customer account receivable were pledged as collateral. On July 4, 2013, DBS sued the Company to repay the outstanding principal and accrued interest. Though mediation the annual interest rate increased to 10.92% on February 18, 2014 until Shenzhen TMK fully settles the outstanding principal and interest. The Company plans to settle the outstanding amount by December 2014.

On August 24, 2012, Shenzhen TMK obtained a one-year loan from Industrial and Commercial Bank of China, Shenzhen Huaqiang Branch (“ICBC”) in an amount of RMB35,000,000 with an annual interest rate of approximately 7.5%. The loan was secured by property and guaranteed by an unrelated party, Shenzhen Borou, Mr. Henian Wu and Mr. Wu's wife, Ms. Lanzhen Tu. Shenzhen TMK repaid $31,688 (RMB200,000) in December 2012, but no further payment was made afterwards. In June 2013, ICBC sued the Company for repayment. A mediation ordered the Company to pay all the interest, penalty interest (130% of the annual interest rate) and compound interest per the terms of the loan agreement. All outstanding amounts were to be repaid by October 2014. As of the date of this report the outstanding amounts have not been paid.

On December 1, 2011, Shenzhen TMK obtained a loan in an amount of RMB60,000,000 from China's Industrial Bank Shenzhen Keji Branch ("CIB") bearing an annual interest rate at approximately 8.0% (overdue punitive interest rate is 50% of the annual interest rate). The loan is required to be repaid in installments and is fully due on December 1, 2014. The loan is secured by properties of the Company and is guaranteed by Shenzhen Borou and Mr. Henian Wu. The Company repaid RMB2,000,000 during 2012. No further payments were made during 2013. In March 2013, CIB sued the Company and all of its guarantors. A local arbitration committee ruled in favor of CIB. From July 21, 2013, Shenzhen TMK is required to pay CIB penalty interest and compound interest at a rate of approximately 12%. On September 29, 2014, CIB disposed of collateral related to this loan, including property and equipment, to settle the outstanding loan. As of the date of disposal, the loan from CIB was fully settled and there is no further liability related to this loan.

For six months Ended June 30, 2014 Financial Performance Highlights

The following summarizes certain key financial information for six months ended June 30, 2014:

•        Revenues: Our revenues were $0.67 million for six months ended June 30, 2014, a decrease of $15.35 million, or 95.8%, from $16.02 million for six months ended June 30, 2013.

•        Gross profit and margin: Gross profit was $0.08 million for six months ended June 30, 2014 as compared to $1.5 million for six months ended June 30, 2013. Gross margin was 12.0% for six months ended June 30, 2014 as compared to 9.4% for six months Ended June 30, 2013.

•        Net loss: Net loss was $5.66 million for six months ended June 30, 2014, an increase of $1.8 million, or approximately 46.6%, from $3.86 million for six months ended June 30, 2013.

•        Fully diluted net loss per share: Fully diluted net loss per share was approximately $0.15 for six months ended June 30, 2014, as compared to approximately $0.10 for six months ended June 30, 2013.

Comparison of six months Ended June 30, 2014 and June 30, 2013

The following table sets forth key components of our results of operations during the fiscal for the six months ended June 30, 2014 and June 30, 2013, both in dollars and as a percentage of our revenues.

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	For six months Ended June 30, 2014		For six months Ended June 30, 2013
	Amount	% of Revenue	Amount	% of Revenue
Revenues	$671,199		$16,018,969
COST OF REVENUES	(590,913)	88.0%	(14,521,014)	90.6%
Gross profit	80,286	12.0%	1,497,955	9.4%
OPERATING EXPENSES
Selling expenses	26,671	4.0%	465,004	2.9%
Depreciation	373,490	55.6%	505,959	3.2%
Inventory and Disposal	48,952	7.3%	229,495	1.4%
Bad debts recovery (expense)	2,547,114	379.5%	2,100,923	13.1%
Other general and administrative expenses	291,091	43.4%	779,557	4.9%
Total operating costs and expenses	3,287,318	489.8%	4,080,938	25.5%
Income from operations	(3,207,032)	477.8%	(2,582,983)	16.1%
Other income (expenses)
Interest income	299	0.0%	4,524	0.0%
Interest expense	(2,421,293)	360.7%	(1,270,509)	7.9%
Disposal of assets income	(864,653)	128.8%	-	-
Litigation deduction	-	-	(16,016)	0.1%
Debt restructuring	783,079	116.7%	-	-
Other income (expense), net	51,464	7.7%	5,319	0.0%
Subsidy income	-	-	-	-
Total Other Expenses, net	(2,451,104)	365.2%	(1,276,682)	8.0%
Income before income taxes	(5,658,136)	843.0%	(3,859,665)	24.1%
Income taxes	-	-	(1,332)	0.0%
Net income	$(5,658,136)		$(3,860,997)
Other Comprehensive Income (Loss)
Change in fair value of warrants	570,559	85.0%	-	-
Foreign currency translation adjustment	18,185	2.7%	240,428	1.5%
Comprehensive Income	$(5,069,392)	755.3%	$(3,620,569)	22.6%

Revenues

Our revenues were $0.67 million for six months ended June 30, 2014 as compared with $16.02 million for six months ended June 30, 2013, representing a $15.35 million, or 96%, decrease year-over-year. The decrease in revenue is mainly attributable to a lack of operating capital, which caused a decline in operating activities. As shown in the table below, the total amount of units sold decreased to 0.67 million units for six months ended June 30, 2014, from 10.52 million units for six months ended June 30, 2013, representing a 94% decrease year-over-year.

June 30, 2014
Type	Unit Price (US Dollar)	Unit Amount	Sales	Ratio by unit amount	Ratio by sales
A	0.7	21,090	14,821	3%	2%
AA	0.9	85,400	73,028	13%	11%
AAA	0.2	101,250	24,509	15%	4%
C	3.1	21,400	66,559	3%	10%
D	3.8	1,000	3,818	0%	1%
SC	0.7	290,604	213,386	43%	32%
Other battery	1.8	150,000	273,498	22%	41%
Others	24.0	66	1,581	0%	0%
Total		670,810	671,199	100%	100%

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June 30, 2013
Type	Unit Price (US Dollar)	Unit Amount	Sales	Ratio by unit amount	Ratio by sales
A	0.9	290,334	270,468	3%	2%
AA	0.6	1,688,601	991,181	16%	6%
AAA	0.4	1,123,996	463,715	11%	3%
C	1.8	56,951	105,734	1%	1%
D	3.3	62,179	206,414	1%	1%
SC	0.9	2,317,341	2,175,912	22%	14%
Other battery	1.5	4,786,539	7,171,204	46%	45%
Other Material	24.3	142,470	3,463,168	1%	22%
Others	24.0	48,799	1,171,173	0%	7%
Total		10,517,210	16,018,969	100%	100%

Cost of goods sold

Our cost of goods sold includes the direct costs of our raw materials as well as the cost of labor and overhead. Cost of goods sold decreased $13.93 million, or 96%, to $0.59 million as of June 30, 2014 from $14.52 million as of June 30, 2013. The decrease of cost of goods sold is mainly attributable a lack of operating capital, which caused a decline in operating activities.

Gross profit and gross margin

Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit decreased $1.418 million, or 94.67%, to $0.08 million for six months ended June 30, 2014 from $1.498 million for six months ended June 30, 2013. The increase in our gross profit is primarily due to the decrease in revenues. Gross profit as a percentage of net revenues (gross margin) was 9.4% and 12% for the six months ended June 30, 2013 and 2014, respectively.

Selling expenses

Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales commission, cost of advertising, promotion, business travel, after-sale support, transportation costs and other sales related costs. Our selling expenses decreased $0.43 million, or 94.3%, to $0.026 million as of June 30, 2014 from $0.46 million as of June 30, 2013. The decrease is primarily due to the halt of operating activities and a decrease in sales. Thus, selling expenses also decreased.

Inventory and Disposal

As of June 30, 2013, our inventory loss and defective goods disposal was $229,495. As of June 30, 2013, our adverse inventory and defective goods disposal was $48,952, representing a 180,543, or 78.7% decrease, year-over-year. The decrease of inventory and disposal is due to a decline in operating activities and a decrease in sales. Thus, the inventory and disposal also decreased.

Bad debt recovery (expense)

We recognized $2,100,923 in bad debt recovery during six months ended June 30, 2013. We recognized $2,547,114 in bad debt recovery during six months ended June 30, 2014. Due to the economic issues facing our customers, the bad debt was confirmed not recoverable.

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General and administrative expenses

Our general and administrative expenses mainly consist of the fees for our general management, financial and administrative personnel's salary and welfare, professional advisers and other comprehensive operation related costs. Our general and administrative expenses decreased $488,466, or 62.7%, to $291,091 as of June 30, 2014 from $779,557 as of June 30, 2013. The decrease of general and administrative expenses is mainly due to the stop of operating activities, decrease in sales, personnel cutting and reduction in administrative expenses such as wage and welfare of employees.

Interest expense

Interest expense increased $1.15 million, or 91%, to $2.42 million as of June 30, 2014 from $1.27 million as of June 30, 2013. The increase in interest expense is due to the fact that delinquent loans increased floating interest and the related formalities cost.

Income before income taxes

Our loss before income taxes increased by $1.80 million, or 46.6%, to $5.66 million during six months ended June 30, 2014 from $3.86 million during six months ended June 30, 2013. The increase of our loss before income taxes is primarily due to the fact that the profit decreased sharply, but most fixed fee and bank loan interest still needed to be paid. Thus, our profit could not cover expenses.

Income taxes

We incurred $0 income tax expenses in the PRC in 2014, as compared to $1,332 as of June 30, 2013. The decrease of income taxes is primarily due to a decline in operating activities in 2014. We do not need to pay income taxes when we operate at a loss.

Net income

As a result of the foregoing factors, during the six months ended June 30, 2014, we suffered a loss of $5.66 million, an increase of $1.8 million, or 46.6%, from $3.86 million during six months ended June 30, 2013. The increase in losses is primarily due to the fact that we ceased production operations yet most fixed fee and bank loan interest still needed to be paid.

Liquidity and Capital Resources

As of June 30, 2014, we had cash and cash equivalents of $131,005, primarily consisting of cash on hand and demand deposits. The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our stockholders.

Cash Flows

	For six months Ended June 30
	2014	2013
Net cash provided by (used in) operating activities	$(233,390)	$(2,443,098)
Net cash used in investing activities	-	6,462,350
Net cash provided by financing activities	(4,577)	(3,194,268)
Effects of exchange rate change in cash	302,113	(207,867)
Net increase (decrease) in cash and cash equivalents	64,146	617,117
Cash and cash equivalents at beginning of the year	66,859	177,702
Cash and cash equivalents at end of the year	131,005	794,819

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Operating activities

Net cash used in operating activities was $0.23 million for six months ended June 30, 2014, as compared to $2.44 million for six months ended June 30, 2013. Except for net loss amounting to $5.66 million, there were $3.53 million in non-cash adjustment such as depreciation, amortization and depletion, bad debt allowance and inventories impairment or loss which increased our cash-based net loss. Net operating inflow for the six months ended June 30, 2014 resulted from the following factors: (1) unpaid interest payable increased $2.42 million, and (2) inventories decreased $5.94 million mainly due to the fact that the Company stopped manufacturing and the remaining inventories were sold; cash inflow was mainly offset as follows: (1) accounts payable decreased $4.28 million and (2) customer deposits decreased $2.42 million.

Except for net loss amounting to $3.86 million, there were $3.22 million in non-cash adjustment such as depreciation, amortization and depletion, bad debt allowance and inventories impairment or loss which increased our cash-based net loss. Net operating inflow for the six months ended June 30, 2013 resulted from the following factors: (1) accounts payable increased $3.17 million, (2) unpaid interest payable increased $0.83 million, and (3) inventories decreased $2.53 million mainly due to increasing of sales, (4) other receivable increased $2.53 due to increasing advance to unrelated parties. Cash inflow was mainly offset as follows: (1) accounts receivable increased $5.28 million due to the increase of sales, and (2) other payables decreased $2.42 million.

Investing activities

Net cash provided by investing activities for six months ended June 30, 2014 was $0, as compared to $6.46 million for six months ended June 30, 2013. Cash inflow for investing activities of six months ended June 30, 2013 mainly resulted from withdrawing of the construction in progress $7.04 million and was offset by the payment of property and equipment $0.56 million.

Financing activities

Net cash used in financing activities for six months ended June 30, 2014 was $4,577, as compared to ($3.19 million) for six months ended June 30, 2013. Cash outflow for financing activities of the six months ended June 30, 2013 mainly resulted from $4.16 million payment of note payable which was offset by the change of restricted cash $0.96 million.

Loan Commitments

As of June 30, 2014, the amount, maturity date and term of each of our bank loans were as follows:

		Interest
Bank	Amount*	Rate	Maturity Date	Duration
China Construction Bank Shenzhen Branch	9,056,224	7.3%	May 15, 2014	3 Years

China Everbright Bank Shenzhen Shangbu Branch	649,730	11.09%	March 12, 2013	1 Year
China Everbright Bank Shenzhen Shangbu Branch	3,248,652	6.4%	July 14, 2013	6 Months

DBS Bank	833,063	7.3%	November 20, 2012	Every 4 months

Industrial and Commercial Bank of China, Shenzhen Huaqiang Branch	5,652,654	7.5%	August 20, 2013	1 Year

Industrial Bank Co. Ltd.	9,421,090	8.0%	December 1, 2014	3 Years
TOTAL	28,861,413

* Calculated based on the exchange rate of $1 = RMB 6.1546

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We believe that our cash on hand and cash flow from operations will meet part of our present cash needs. We will require additional cash resources, including loans, to meet our expected capital expenditure and working capital for the next 12 months. We may, however, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to ramp up our marketing efforts and increase brand awareness, or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Obligations under Material Contracts

Except with respect to the loan obligations disclosed above, we have no obligations to pay cash or deliver cash to any other party.

Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost controls in operations.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Seasonality

Our operating results and operating cash flows historically have not been subject to some seasonal variations, mainly influenced by the Chinese traditional festival – Chinese New Year in the first half of every year, and the cold weather in some of the areas in the first half of the year. The business transaction in the second half of the year should have a major increase compared with the first half year.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

•	Revenue recognition The Company generates revenues from the sales of environment-friendly batteries including nickel metal hydride batteries. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Sales are presented net of VAT. No return allowance is made as products returns are insignificant based on historical experience. The Company does not provide different policies in term warranties, credits, discounts, rebates, price protection, or similar privileges among customers. Orders are placed by both the distributors and original equipment manufacturers and the products are delivered to the customers within 30-45 days of order, the Company does not provide price protection or right of return to the customers. The price of the products are predetermined and fixed based on contractual agreements, therefore the customers would be responsible for any loss if the customers are faced with sales price reductions and rapid technology obsolescence in the industry. The Company does not allow any discounts, product warrants, credits, rebates or similar privileges.

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•	Accounts receivable Accounts receivables are recognized and carried at original invoiced amount less an allowance for uncollectible accounts, as needed. The Company uses the aging method to estimate the valuation allowance for anticipated uncollectible receivable balances. Under the aging method, bad debts percentages determined by management based on historical experience as well as current economic climate are applied to customers' balances categorized by the number of months the underlying invoices have remained outstanding. The valuation allowance balance is adjusted to the amount computed as a result of the aging method. When facts subsequently become available to indicate that the amount provided as the allowance was incorrect, an adjustment which classified as a change in estimate is made.

•	Inventories Inventories consist of raw materials, production cost, semi-assembled goods and finished goods. Inventories are stated at the lower of cost or market value. Costs are calculated on the weighted average basis and are comprised of direct materials, direct labor and manufacturing overhead. Slow-moving inventories are periodically reviewed for impairment.

•	Impairment of long-lived assets The Company accounts for impairment of plant and equipment and amortizable intangible assets in accordance with ASC 360, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires the Company to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset's (or asset group's) fair value.

•	Foreign currency The functional currency of the Company is RMB. The Company maintains its financial statements using the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. For financial reporting purposes, the financial statements of the Company, which are prepared in RMB, are translated into the Company's reporting currency, USD. The assets and liabilities accounts are translated using the closing exchange rate in effect at the balance sheet date, the equity accounts are translated using the historical rate, and income and expense accounts are translated using the average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in stockholder's equity.

Recent Accounting Pronouncements

See Note 2. “Summary of Significant Accounting Policies—Recently issued accounting pronouncements” to our audited consolidated financial statements included elsewhere in this report.

Quantitative and Qualitative Disclosures about Market Risk.

Not Applicable.

Item 3. Properties.

All land in China is owned by the state or collectives. Individuals and companies are permitted to acquire and own land use rights for specific purposes. In the case of land used for industrial purposes, land use rights are granted for a period of 50 years. This period may be renewed at the expiration of the initial and any subsequent terms according to relevant Chinese laws. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

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We have paid cash for inquiring rights to properties from various sources to expand our business and operations. The advances for the purchase of properties consist of the following:

	December 31
	2012	2013
Advance for Fixed Asset Purchase (Shihao Mansion)	$3,289,515.55	$0.00
Advance for Equipment Purchase (Six suppliers)	$1,774,555.87	$0.00
Advance for Fixed Asset Purchase (Jinli Building 3rd, 5th and 6th floor)	$9,530,334.38	$3,391,272.61
Total Advances for properties purchases	$14,594,405.80	$3,391,272.61

We also own one office unit in a commercial building and seven retail shops through Shenzhen Borou. The seven retail shops are currently rented to third parties. We acquired Shenzhen Borou and its properties to serve as collateral for current and future loans.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information regarding beneficial ownership of our common stock and preferred stock as of November 7, 2014 (i) by each person who is known by us to beneficially own more than 5% of our common stock and/or preferred stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Zhongcheng Industrial Park, Shanglingpai Village, Dalang Street, New Longhua District, Shenzhen 518109, People’s Republic of China.

Name and Address of Beneficial Owner	Office, If Any	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Officers and Directors
Henian Wu	Chairman of the Board, CEO and CFO	24,091,400	(3)	53.67%
Zongfu Wang	Vice President and Director	0		0
Liangjie Huang	Director	0		0
Jinfeng Huang	Chief Technology Officer	0		0
Junbiao Huang	Director of R&D	0		0
All officers and directors as a group (5 persons named above)		24,091,400		53.67%
5% Security Holders
Unitech International Investment Holdings		14,725,400		39.91%
Xiangjun Liu		2,169,000		5.88%

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(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock and preferred stock.

(2)	A total of 36,888,000 shares of our common stock and 8,000,000 shares of preferred stock are issued and outstanding as of November 7, 2014.

(3)	The number of shares shown for Mr. Wu includes 14,725,400 shares of our common stock that are indirectly held by Mr. Wu through Unitech International Investment Holdings, a BVI company owned and controlled by him, 1,366,000 shares of our common stock that are directly held by Mr. Wu, and 8 million shares of preferred stock that are directly held by him. Each share of preferred stock is convertible into a share of common stock on a one for one basis. Mr. Wu holds 100 percent of the issued and outstanding shares of preferred stock.

Changes in Control

We are not aware of any arrangements which if consummated may result in a change of control of our Company.

Securities Authorized for Issuance Under Equity Compensation Plans

We do not have any compensation plans in effect under which our equity securities are authorized for issuance.

Item 5. Directors and Executive Officers.

The following sets forth information about our directors and executive officers as of the date of this report:

Name	Age	Position
Henian Wu	51	Chairman of the Board, CEO and CFO
Zongfu Wang	50	Vice President and Director
Liangjie Huang	42	Director
Jinfeng Huang	36	Chief Technology Officer
Junbiao Huang	45	Director of R&D

Mr. Henian Wu. Mr. Wu has been our Chairman since the closing of our reverse acquisition of Leading Asia on February 10, 2010 and has served as the President and as a Director of TMK since August 2005. Prior to joining us, Mr. Wu served as the general manager of Shenzhen Flying Crane Financial Advisory Co., Ltd., a finance consulting company, from 2003 to 2005. Mr. Wu holds a bachelor degree in Financial Accounting from Hubei Business School.

Mr. Zongfu Wang. Mr. Wang has been our Vice president and a member of our board of directors since the closing of our reverse acquisition of Leading Asia on February 10, 2010 and has served as vice president of TMK since 2002. Mr. Wang holds a bachelor degree in English from Yangzhou University.

Mr. Liangjie Huang. Mr. Huang has been our Director since June, 2012. He served as an investment manager in Murray Johnstone Ltd., ABN AMRO Bank N.V., D.B. Zwirn Asia Partners and Sunvision Capital Investment Limited. Mr. Huang holds a master degree in corporate governance from London Business School and a bachelor degree in psychology from Taiwan University.

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Mr. Jinfeng Huang. Mr. Huang has been our Chief Technology Officer since the closing of our reverse acquisition of Leading Asia on February 10, 2010 and has served as the Chief Technical Officer of TMK since August, 2001. Mr. Huang holds a bachelor degree in Chemistry from North China University of Technology. Mr. Huang has published Research on the Storage Performance of NIMH Battery and Research on Chargeable Method of NIMH Battery in Battery and Battery Technology.

Mr. Junbiao Huang. Mr. Huang has been our Director of R&D since the closing of our reverse acquisition of Leading Asia on February 10, 2010 and has served as Director of R&D of TMK from 2001 to 2009. Mr. Huang holds a master degree in electrochemistry from Xiamen University.

Directors are elected until their successors are duly elected and qualified.

Except as set forth in our discussion below in Item 7, “Certain Relationships and Related Transactions, and Director Independence –Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Director Qualifications

Our board of directors has identified particular qualifications, attributes, skills and experience that are important to be represented on the board as a whole, in light of our current needs and business priorities. We design, develop, manufacture and sell environmentally-friendly NiMH rechargeable batteries. Therefore, our board believes that a diversity of professional experiences in the battery industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the board. In addition, the market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on research and development. Therefore, our board believes that academic and professional experience in research and development in the information technology industry should also be represented on the board.

Set forth below is summary of the specific qualifications, attributes, skills and experiences of our directors.

•	Henian Wu. Mr. Wu has over 25 years of working experience in accounting, finance, consulting, sales, marketing and general management in varied industries.

•	Zongfu Wang. Mr. Wang has over 20 years of professional experience in marketing, sales, and general management.

•	Liangjie Huang. Mr. Huang has over 19 years of professional experience in corporate management and investment.

Family Relationships

There are no family relationships among any of our officers or directors.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. The code of ethics addresses, among other things, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the code of ethics has been filed as an Exhibit to this Form 10.

Audit Committee and Audit Committee Financial Expert

We do not have an audit committee or an audit committee financial expert serving on the audit committee. Our entire board of directors currently is responsible for the functions that would otherwise be handled by an audit committee. However, we intend to establish an audit committee of the board of directors in the future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

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Item 6. Executive Compensation.

Summary Compensation Table — Fiscal Years Ended December 31, 2012 and 2013

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and principal financial officer for each of the two fiscal years ended December 31, 2012 and 2013. No other named executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Henian Wu	2013	58,898.6	0	0	0	58,898.6
Chief Executive Officer and Chief Financial Officer	2012	57,029.7	0	0	0	57,029.7

Employment Agreements

All of our employees have executed our standard employment agreement. The employment agreements provide the amount of each employee’s salary and establish their eligibility to receive a bonus. Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to executive officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2012 and 2013, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended December 31, 2012 and 2013.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the 2013, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under Item 6 “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

In 2010, Shenzhen TMK borrowed approximately $970,120, $404,255 and $200,717 from Mr. Henian Wu, Mr. Zongfu Wang and Mr. Junbiao Huang, respectively, to fund operation. Mr. Henian Wu, Mr. Zongfu Wang and Mr. Junbiao Huang agreed that the money would be used to support Shenzhen TMK’s business development and may be repaid if and when Shenzhen TMK has sufficient funds to do so. No formal agreements were entered into in connection with the loans. There is no due date or interest payment associated with the loans to Shenzhen TMK.

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Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Item 8. Legal Proceedings.

The Company is not a party to any ongoing lawsuits. From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

Our common stock is quoted under the symbol “DFEL” on the OTC Pink. OTC Pink is operated by OTC Markets Group. The prices below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Closing Bid Prices(1)
	High	Low
Year Ended December 31, 2014
1st Quarter	$0.20	$0.05
2nd Quarter	$0.35	$0.16
3rd Quarter	$0.25	$0.15
Year Ended December 31, 2013
1st Quarter	$0.40	$0.08
2nd Quarter	$0.25	$0.07
3rd Quarter	$0.12	$0.04
4th Quarter	$0.07	$0.04
Year Ended December 31, 2012
1st Quarter	$0.50	$0.30
2nd Quarter	$0.68	$0.32
3rd Quarter	$0.60	$0.31
4th Quarter	$0.45	$0.06

(1)	The above table sets forth the range of high and low closing bid prices per share of our common stock for the periods indicated.

Holders

As of November 7, 2014, there were approximately 97 stockholders of record of our common stock. This number does not include shares held by brokerage clearing houses, depositories or others in unregistered form.

Dividends

We have never declared or paid a cash dividend. Any decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our stockholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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Securities Authorized for Issuance under Equity Compensation Plans

We have not adopted any compensatory or benefit plans.

Item 10. Recent Sales of Unregistered Securities.

We have not sold any equity securities within the past three years which were not registered under the Securities Act of 1933, as amended.

Item 11. Description of Securities to be Registered.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 100,000,000 shares of preferred stock, $0.0001 par value per share. As of November 7, 2014, 36,888,000 shares of our common stock were issued and outstanding and 8,000,000 shares of our preferred stock were issued and outstanding. The following description of our capital stock and provisions of our articles of incorporation, as amended, and bylaws is only a summary. You should also refer to our articles of incorporation, as amended, copies of which are incorporated by reference as exhibits to this Form 10, and our bylaws, a copy of which is incorporated by reference as an exhibit to this Form 10.

Common Stock

We are authorized to issue up to a total of 100,000,000 shares of common stock, par value $0.001 per share. The shares of common stock are non-assessable, without preemption rights, and do not carry cumulative voting rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock are entitled to receive dividends if, and when, declared by our Board of Directors.

Preferred Stock

Our articles of incorporation, as amended, permit us to issue up to 100,000,000 shares of preferred stock, par value $0.0001 per share. The preferred stock may be issued in any number of series as determined by the board of directors. The Board of Directors may by resolution fix the designation and number of shares of any such series of preferred stock and may determine, alter or revoke the rights, preferences, privileges and restrictions pertaining to any wholly unissued series and the board of directors may increase or decrease the number of shares of any such series (but not below the number of shares of that series then outstanding).

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Island Stock Transfer.

Item 12. Indemnification of Directors and Officers.

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (“NRS”) and our bylaws and articles of incorporation, as amended.

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Under the NRS, officer and director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company’s articles of incorporation. The NRS provides that an officer or director will not be liable for acts or omissions unless it is proven that the officer's or director's acts or omissions constituted a breach of fiduciary duties and such breach involved intentional misconduct, fraud, or a knowing violation of law. Our articles of incorporation provide that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that a director's liability shall not be eliminated or limited for (i) breach of any duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived an improper personal benefit, or (iv) an act or omission occurring before the person was a director of the Company.

Our bylaws and articles of incorporation, as amended, provide that we will indemnify our directors, officers, employees, and agents, to the fullest extent to the extent required by the NRS and shall indemnify such individuals to the extent permitted by the NRS. We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

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Item 13. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

China TMK Battery Systems Inc.

We have audited the accompanying balance sheets of China TMK Battery Systems Inc. (the "Company") as of December 31, 2012 and 2013, and the related statements of operations, stockholders’ equity and cash flows for the periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2013 and the results of its operations and its cash flows for the periods then ended, are in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is currently facing a negative working capital situation. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1, which includes raising additional bank financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KCC & Associates

Los Angeles, California

October 31, 2014

54

CHINA TMK BATTERY SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2014	2013
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$131,005	$66,859
Restricted cash	-	-
Accounts receivable, net	1,009,267	2,217,978
Other receivables and deposits	69,624	208,808
Inventories	493,155	5,959,454
Advances to suppliers	552,557	2,073,001
Total Current Assets	2,255,608	10,526,100

Plant and equipment, net	27,450,033	28,867,187
Construction in progress, net	-	575,805

TOTAL ASSETS	$29,705,641	$39,969,092

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short term loans	$10,384,099	$10,459,191
Current maturity of long term loans	18,477,314	18,610,932
Interest payable	5,352,666	2,958,526
Accounts payable	127,542	4,428,556
Wages payable	20,503	46,039
Other payables and accrued liabilities	2,752	17,442
Due to related parties	1,574,801	1,590,785
Customer deposits	83,664	2,512,591
Taxes payable	(1,626)	21,153
Warrants liability	570,559	-
Total Current Liabilities	36,592,274	40,645,215

LONG TERM LIABILITIES
Warrants liability	-	1,141,118
Total Long Term Liabilities	-	1,141,118

TOTAL LIABILITIES	36,592,274	41,786,333

EQUITY
Preferred stock, $0.001 par value, 100,000,000 shares authorized, 8,000,000 issued and outstanding at June 30, 2014 and December 31, 2013	8,000	8,000
Common stock, $0.001 par value, 100,000,000 shares authorized, 36,888,000 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively	36,888	36,888
Additional paid-in capital	25,292,207	25,292,207
Statutory reserves	758,541	758,541
Retained earnings	(33,567,352)	(27,909,216)
Accumulated other comprehensive income	585,083	(3,661)
Total Equity	(6,886,633)	(1,817,241)

TOTAL LIABILITIES AND EQUITY	$29,705,641	$39,969,092

The accompanying notes are an integral part of the these condensed consolidated financial statements

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CHINA TMK BATTERY SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For Three months Ended June 30,		For six months Ended June 30,
	2014	2013	2014	2013

REVENUES	$265,809	$7,048,799	$671,199	$16,018,969

COST OF REVENUES	247,783	6,368,083	590,913	14,521,014

GROSS PROFIT	18,026	680,716	80,286	1,497,955

OPERATING EXPENSES:
Selling expense	5,264	269,164	26,671	465,004
Depreciation	190,892	251,419	373,490	505,959
Inventories impairment loss	25,019	229,495	48,952	229,495
Bad debt allowance	1,302,461	1,099,426	2,547,114	2,100,923
Other general and administrative expense	(497,481)	420,061	291,091	779,557
Total Operating Expenses	1,026,155	2,269,565	3,287,318	4,080,938

INCOME FROM OPERATIONS	(1,008,129)	(1,588,849)	(3,207,032)	(2,582,983)

OTHER INCOME (EXPENSE)
Interest income	110	599	299	4,524
Interest expense	(1,439,056)	(822,816)	(2,421,293)	(1,270,509)
Assets disposal	(864,653)	-	(864,653)	-
Legal penalty	-	-	-	(16,016)
Debt restructure	481,986	-	783,079	-
Other income, net	(469,587)	5,559	51,464	5,319
Total Other Expense, net	(2,291,200)	(816,658)	(2,451,104)	(1,276,682)

INCOME BEFORE INCOME TAXES	(3,299,329)	(2,405,507)	(5,658,136)	(3,859,665)

PROVISION FOR INCOME TAXES	-	840	-	1,332

NET INCOME (LOSS)	(3,299,329)	(2,406,347)	(5,658,136)	(3,860,997)

OTHER COMPREHENSIVE INCOME (LOSS)
Change in fair value of warrants	570,559	-	570,559	-
Foreign currency translation adjustment	18,185	240,332	18,185	240,428

COMPREHENSIVE INCOME	$(2,710,585)	$(2,166,015)	$(5,069,392)	$(3,620,569)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	36,888,000	36,888,000	36,888,000	36,888,000

EARNINGS (LOSS) PER SHARE
Basic and diluted	$(0.09)	$(0.07)	$(0.15)	$(0.10)

The accompanying notes are an integral part of the these condensed consolidated financial statements

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CHINA TMK BATTERY SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For Six Months Ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,658,136)	$(3,860,997)
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	896,581	927,951
Loss (gain) of assets disposal	34,546	-
Impairment or loss	48,952	204,672
Bad debt allowance	2,545,846	2,091,602
Change in operating assets and liabilities
Accounts receivable	252,128	(5,276,600)
Other receivables and deposits	127,447	2,526,044
Inventories	5,939,279	2,528,555
Advances to suppliers	(82,689)	607,960
Interest payable	2,421,083	827,405
Accounts payable	(4,279,298)	3,168,959
Wages payable	(25,265)	(100,638)
Other payables and accrued liabilities	(14,603)	(5,807,561)
Customer deposits	(2,416,580)	(630,118)
Taxes payable	(22,681)	349,668
Net cash provided by (used in) operating activities	(233,390)	(2,443,098)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments on equipment	-	(10,618)
Payments to construction in progress	-	(563,677)
Withdrawn construction in progress	-	7,036,645
Net cash provided by investing activities	-	6,462,350

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	-	960,969
Change due to related parties	(4,577)	161,487
Repayment of note payable	-	(4,164,196)
Proceeds from short-term loans	-	3,203,229
Repayment of short-term loans	-	(3,203,229)
Repayment of current portion of long term loan	-	(152,528)
Net cash used in financing activities	(4,577)	(3,194,268)

EFFECT OF EXCHANGE RATE ON CASH	302,113	(207,867)

NET INCREASE IN CASH	64,146	617,117

CASH, beginning of period	66,859	177,702

CASH, end of period	$131,005	$794,819

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$1,332
Cash paid for interest	$-	$1,256,841

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Construction-in-progress withdrawn and restructured other payables	$3,837,949	$-

The accompanying notes are an integral part of the these condensed consolidated financial statements

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CHINA TMK BATTERY SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

								Accumulated
					Additional	Retained earnings		other
	Common Share		Common Share		paid-in	Statutory		comprehensive
	Shares	Par Value	Shares	Par Value	capital	reserves	Unrestricted	income	Total
BALANCE, January 1, 2012	8,000,000	$8,000	36,888,000	$36,888	$25,292,207	$758,541	$(11,807,701)	$(362,557)	$13,925,378
Net income							(1,663,790)
Foreign currency translation adjustments								118,378
BALANCE, December 31, 2012	8,000,000	$8,000	36,888,000	$36,888	$25,292,207	$758,541	$(13,471,491)	$(244,179)	$12,379,966
Net income							(14,437,725)		(14,437,725)
Foreign currency translation adjustments								240,518	240,518
BALANCE, December 31, 2013	8,000,000	$8,000	36,888,000	$36,888	$25,292,207	$758,541	$(27,909,216)	$(3,661)	$(1,817,241)
Net income							(5,658,136)		(5,658,136)
Change in fair value of warrants								570,559	570,559
Foreign currency translation adjustments								18,185	18,185
BALANCE, June 30, 2014 (UNAUDITED)	8,000,000	$8,000	36,888,000	$36,888	$25,292,207	$758,541	$(33,567,352)	$585,083	$(6,886,633)

The accompanying notes are an integral part of the these condensed consolidated financial statements

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NOTE 1: DESCRIPTION OF BUSINESS AND ORGANIZATION

China TMK Battery Systems Inc. (“China TMK”, or “the Company”) (formerly Deerfield Resource, Ltd.) was incorporated under the laws of the State of Nevada on June 21, 2006. On February 10, 2010, the Company entered into and closed the Share Exchange Agreement with Leading Asia Pacific Investment Limited (“Leading Asia”), a BVI company, and its sole stockholder, Unitech, a BVI company, pursuant to which we acquired 100% of the issued and outstanding capital stock of Leading Asia in exchange for 25,250,000 shares of the Company’s common stock, par value $0.001, which constituted 90.18% of the Company’s issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.

In connection with the reverse acquisition of Leading Asia, the Company also entered into the Cancellation Agreement with United Fertilisers, its controlling stockholder, whereby United Fertilisers agreed to the cancellation of 272,250,000 shares of China TMK's common stock owned by it. As a condition precedent to the consummation of the Share Exchange Agreement, on February 10, 2010, the Company also entered into a termination and release agreement with ASK Prospecting & Guiding Inc., pursuant to which the Company terminated that certain Mineral Claim Purchase Agreement, dated as of October 10, 2006. On February 10, 2010, Deerfield Resources, Ltd. changed its name to "China TMK Battery Systems Inc." to more accurately reflect its new business operations.

The transaction has been treated as a recapitalization of Leading Asia and its subsidiaries, with China TMK Battery Systems Inc. (the legal acquirer of Leading Asia and its subsidiaries, including the consolidation of the Shenzhen TMK Power Industries Ltd.) considered the accounting acquiree, and Leading Asia whose management took control of China TMK Battery Systems Inc. (the legal acquiree of Leading Asia) considered the accounting acquirer. The Company did not recognize goodwill or any intangible assets in connection with the transaction. All costs related to the transaction are being charged to operations as incurred. The 25,250,000 shares of common stock issued to the shareholders and designees of China TMK BVI in conjunction with the Share Exchange have been presented as outstanding for all periods. The historical consolidated financial statements include the operations of the accounting acquirer for all periods presented.

Leading Asia Pacific Investment Limited (“Leading Asia”) was incorporated in British Virgin Islands on July 08, 2008. Leading Asia had 50,000 capital shares authorized with $1.00 par value and 50,000 shares issued and outstanding.

Good Wealth Capital Investment Limited (“Good Wealth”) was incorporated in Hong Kong on May 16, 2008. Good Wealth had 10,000 capital shares authorized with 1.00 HK dollar par value and 10,000 shares issued and outstanding. On August 12, 2008, Leading Asia acquired Good Wealth and became the sole shareholder.

In September 2008, Good Wealth entered into an ownership transfer agreement with Shenzhen TMK Power Industries Co., Ltd. (“Shenzhen TMK”) and its shareholders. Pursuant to the agreement, Shenzhen TMK's shareholders agreed to transfer their 100% ownership interest to Good Wealth at a price of $1,510,000. The ownership transfer was approved and completed by the appropriate China government department in February 2010. Shenzhen TMK Power Industries Co., Ltd. was incorporated in Shenzhen, People's Republic of China (“PRC”) on September 3, 2001. The Company had an authorized and invested capital of $362,911 (or RMB 3 million). On August 1, 2005, the Company increased its authorized and invested capital from $362,911 (or RMB 3 million) to $1,218,451 (or RMB 10 million). The Company's primary business activities involve research, development, production, marketing and sales of environment-friendly batteries including lithium batteries and nickel metal hydride batteries.

For accounting purposes, the reorganization above has been accounted for as a combination between entities under common control as the companies were controlled by the same persons before and after the reorganization. The Company accounted for them at historical cost similar to a pooling of interest transaction. The financial statements presented in this report have been prepared as if the existing corporate structure had been in existence throughout all periods and the reorganization had occurred as of the beginning of the earliest period presented in the accompanying financial statements.

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On July 14, 2009, Shenzhen TMK acquired 100% of the ownership of Shenzhen Borou Industrial Co., Ltd. ("Shenzhen Borou"). Pursuant to the ownership transfer agreement, Shenzhen TMK became the parent and sole owner of Shenzhen Borou.

China TMK and its subsidiaries - Leading Asia Pacific Investment Limited, Good Wealth Capital Investment Limited, Shenzhen TMK Power Industries Co., Ltd., and Shenzhen Borou Industrial Co., Ltd – are collectively referred to as the “Company”, “us” or “we”.

All of our business operations are conducted through our Chinese subsidiaries.

Liquidity and going concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going-concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon the liquidation of current assets and liabilities. As of June 30, 2014, the Company had a negative working capital amount of $34.34 million, including overdue bank loans in the amount of $23,663,570 and interest payable of approximately $5,352,666 in connection with outstanding loans. All the Company’s lenders sued the Company and its guarantors for the repayment of the outstanding loans. The Company and its lenders entered into a settlement schedule (see Note 9). If the Company fails to settle the bank loans and interest payable outstanding in accordance with the schedule and the banks force the Company to repay the loans' principal and interest, the Company may be required to file for bankruptcy.

The Company has entered into repayment plans with its creditors to settle its liabilities. Most of the Company’s creditors have agreed to postpone and extend the term of the liabilities. Management believes that the foregoing actions will enable the Company to continue as a going-concern.

As discussed in notes to the financial statements as of December 31, 2013, the Company reported the liquidity and going concern issues as of December 31, 2013.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its subsidiaries - Leading Asia Pacific Investment Limited, Good Wealth Capital Investment Limited, Shenzhen TMK Power Industries Co., Ltd., and Shenzhen Borou Industrial Co., Ltd. Significant inter-company transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Because of the inherent use of estimates in the financial reporting process, actual results could differ from those estimates.

Reclassifications

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform to the presentation of the current year for comparative purposes.

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Fair values of financial instruments

U.S. GAAP requires certain disclosures about fair value of financial instruments. The Company defines fair value, using the required three-level valuation hierarchy for disclosures of fair value measurement, the enhanced disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

Assets and liabilities measured at fair value on a recurring basis as of June 30, 2014 and December 31, 2013 are as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
At June 30, 2014
Assets - Short Term Investment	$-	$-	$-	$-
Liabilities - Derivative liability	$-	$-	$570,559	$570,559

At December 31, 2013
Assets - Short Term Investment	$-	$-	$-	$-
Liabilities - Derivative liability	$-	$-	$1,141,118	$1,141,118

The fair value of derivative classified as Level 3 in the fair value hierarchy changed as follows during six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013
Fair value Measurements Using Significant Unobservable Inputs (level 3)
Beginning balance at issue date	$1,141,118	$1,141,118
Total gain included in earnings	-	-
Included in other comprehensive income	570,559
Ending balance	$570,559	$1,141,118

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Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months at the time of purchase to be cash equivalents. Cash and cash equivalents include cash on hand, demand deposits with banks within the PRC and with banks in Hong Kong.

Balances at financial institutions or banks within the PRC are not covered by insurance. Balances at financial instructions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits. As of June 30, 2014 and December 31, 2013, the Company had $131,005 and $66,859 of cash deposits, which were not covered by insurance, respectively. To limit exposure to credit risk related to deposits, the Company places cash deposits with large financial instructions in the PRC and Hong Kong with acceptable credit rating. The Company has not experienced any loss in such accounts.

Accounts Receivable

Accounts receivables are recognized and carried at original invoiced amount less an allowance for doubtful accounts, as needed. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts time to time. Past due balances are reviewed individually for collectability. Account balances are charged off directly or against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Individual credit evaluations are performed on all customers requiring credit. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The financial condition of some customers that the Company has business relations with began to deteriorate, resulting in an impairment of their ability to make payments. As a result, large allowances were required. As of June 30, 2014 and December 31, 2013, the Company had $6,158,244 and $5,254,717 allowance for doubtful accounts has been provided, respectively.

Inventories

Inventories are stated at the lower of cost, as determined on a weighted average basis, or market. Inventories consist of raw materials, suppliers, work in progress and finished goods. Costs of raw materials and suppliers include purchase and related costs incurred in bringing the products to their present location and condition. Cost of work in progress and finished goods comprise direct materials, direct labor cost and an allocation of production overheads based on normal operating capacity. Market value is determined by reference to selling prices after the balance sheet dates or to management's estimates based on prevailing market conditions. Management reviews inventories for estimation of obsolescence or unmarketable conditions and evaluates the writing down of its inventories to identify slow-moving and obsolete inventories, determine if valuation allowance is required. As of June 30, 2014 and December 31, 2013, $123,092 and $629,387 allowance for inventories impairment.

Property and Equipment

Property and equipment are initially recognized and recorded at cost. Gains or losses on disposals are reflected as gain or loss in the period of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repairs and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Estimated useful life
Building	20-40years
Machinery and Equipment	10-20 years
Electronic Equipment	5-10 years
Leasehold Improvements	The lesser of remaining lease term or 5 years
Office and Other Equipment	5-10 years
Automobiles	5-10 years

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Costs incurred during the construction and installation of the assets are initially capitalized as construction in progress and transferred into property, plant and equipment when the assets are ready for their intended use, at which time depreciation commences. No depreciation charge is provided in respect of construction in progress.

Impairment of Long-Lived Assets

The Company evaluates potential impairment of long-lived assets, in accordance with applicable accounting standards, which requires the Company to evaluate a long-lived asset for recoverability when there are events or circumstances that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when the carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset's (or asset group's) fair value.

Advance for property purchase

The advance for property purchase is recorded as an asset when the Company makes the payment based on purchase agreements but does not receive the property or obtain the control of the property.

Derivative liability

The Company granted a total of 3,401,320 warrants in connection with their private placement in February 2010. Because of the reset provision, the warrant agreement is considered not indexed to the Company’s stock and therefore the 3,401,320 warrants were determined to be a derivative liability under ASC 815-15 and ASC 815-20. The fair value of these warrants were valued using the Multinomial Lattice models at each reporting period. Gain or loss from change in fair value of derivative liability are recorded in other comprehensive income per ASC 815.

Comprehensive income

The Company reports comprehensive income, its components, and accumulated balances in its financial statements. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments. A gain of $570,559 resulting from change in fair value of derivative liability was recorded in OCI for the six months ended June 30, 2014.

Revenue recognition

The Company generates revenues from the sales of environment-friendly batteries including nickel metal hydride batteries. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Sales are presented net of value added tax (VAT). No return allowance is made as products returns are insignificant based on historical experience.

Research and development costs

Research and development costs are expensed as incurred. No research and development (“R&D”) costs were recorded for the six months ended June 30, 2014 and 2013.

Advertising

The Company expenses advertising costs as incurred. Advertising is included in selling expenses for financial reporting purpose. No advertising expenses were incurred for six months ended June 30, 2013 and 2014.

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Income taxes

The Company accounts for income taxes in accordance with ASC 740 "Accounting for Income Taxes." ASC 740 requires the asset and liability method for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability method, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company adopted the accounting standard for uncertainty in income taxes which requires a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction).

Value added tax

The Company is subject to value added tax (“VAT”) imposed by the Chinese government on its domestic product sales. The output VAT is charged to customers who purchase goods from the Company and the input VAT is paid when the Company purchases goods from its vendors. VAT rate is 17%, in general, depending on the types of product purchased and sold. The input VAT can be offset against the output VAT. VAT payable or receivable balance represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Foreign currency translation

The functional currency of the Company is Renminbi (“RMB”). The Company maintains its financial statements using the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

For financial reporting purposes, the financial statements of Shenzhen TMK and Shenzhen Borou, which are prepared in RMB, are translated into the Company's reporting currency, United States Dollars (“USD”). The assets and liabilities accounts are translated using the closing exchange rate in effect at the balance sheet date, the equity accounts are translated using the historical rate, and income and expense accounts are translated using the average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in stockholders' equity.

The exchange rates used for foreign currency translation were as follows (USD$1 = RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Six Months Ended June 30, 2013	6.1807	6.2437
Six Months Ended June 30, 2014	6.1564	6.1419

The exchange rates used for foreign currency translation were as follows (USD$1 = HKD):

Period Covered	Balance Sheet Date Rates	Average Rates
Six Months Ended June 30, 2013	7.7565	7.7589
Six Months Ended June 30, 2014	7.7514	7.7560

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Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Earnings per share

Basic earnings per share are computed by dividing net income by weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period.

Recently issued accounting pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date, clarifying how entities are required to measure obligations resulting from joint and several liability arrangements and outlining the required disclosures around these liabilities. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not believe this ASU will have a significant impact on the Company’s financial statements.

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2013-02, “Other Comprehensive Income (Topic 220)” (“ASU 2013-02”). The objective of ASU 2013-02 is to improve the reporting of reclassifications out of accumulated other comprehensive income. ASU 2013-02 seeks to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 was effective prospectively for the Company in its first quarter of 2013. The adoption of ASU 2013-02 did not impact the consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters, (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, to resolve a diversity in accounting for the cumulative translation adjustment of foreign currency upon derecognition of a foreign subsidiary or group of assets. ASU 2013-05 requires the parent to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. Further, ASU 2013-05 clarified that the parent should apply the guidance in subtopic 810-10 if there is a sale of an investment in a foreign entity, including both (1) events that result in the loss of a controlling financial interest in a foreign entity and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The guidance is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The guidance should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the guidance, it should apply the guidance as of the beginning of the entity's fiscal year of adoption. The Company does not expect ASU 2013-05 to have a significant impact on its consolidated results of operations and financial condition.

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In July 2013, the FASB issued Accounting Standards Update 2013-11, “Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). The objective of ASU 2013-11 is to eliminate diversity in practice of presenting unrecognized tax benefits as a liability or presenting unrecognized tax benefits as a reduction of a deferred tax asset for a net operating loss or tax credit carryforward in certain circumstances by requiring that an unrecognized tax benefit be presented in the financial statements as a reduction to deferred tax assets excluding certain exceptions. ASU 2013-11 will be effective prospectively for the Company in its first quarter of 2014. The Company does not expect ASU 2013-11 to have a material effect on its financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its audited consolidated financial statements.

NOTE 3: ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	June 30,	December 31,
	2014	2013
Accounts receivable-trade	$7,167,511	$7,472,695
Less: Allowance for doubtful accounts	(6,158,244)	(5,254,717)
	$1,009,267	$2,217,978

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. After evaluating the collectability of individual receivable balances, the Company increased bad debt allowance in the amount of $2,024,409, including $9,321 written off directly by the Company, for the six months ended June 30, 2014, and raised bad debt allowance in the amount of $944,745, including $1,269 written off directly by the Company, for the six months ended June 30, 2013.

As of June 30, 2014 and December 31, 2013, all accounts receivables were used as collateral for bank loans.

NOTE 4: OTHER RECEIVABLES AND DEPOSITS

Other receivables and deposits consist of the following:

	June 30,	December 31,
	2014	2013
Receivables from unrelated parties (1)	$12,995	$-
Advance to employee (2)	8,625	8,279
Deposits	50,248	49,854
Input VAT (3)	16,557	158,996
	88,425	217,129
Less: Allowance for doubtful accounts	(18,801)	(8,321)
	$69,624	$208,808

(1)	Loans to unrelated parties for purposes of enhancing borrowing capacity.
(2)	Advances/petty cash to employees like sales personnel for business purposes.
(3)	Input VAT can be used to offset against output VAT. VAT payable or receivable balance represents either the input VAT less than or larger than the output VAT. The balance represents a credit against future collection of output VAT.

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NOTE 5: INVENTORIES, NET

Inventories consist of the following:

	June 30,	December 31,
	2014	2013
Raw materials	$-	$2,856,546
Work-in-process	616,247	1,422,534
Finished goods	-	2,309,761
	616247	6,588,841
Less: Impairment reserves	(123,092)	(629,387)
	$493,155	$5,959,454

The Company allocated production costs according to the sources of use. However, no general and administration expenses were included.

Impairment reserves for obsolete inventory as of June 30, 2014 and December 31, 2013 were $123,092 and $629,387 respectively.

NOTE 6: ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	June 30,	December 31,
	2014	2013
Advances to suppliers	$2,712,180	$2,648,702
Less: Allowance for doubtful accounts	(2,159,623)	(575,701)
	$552,557	$2,073,001

Customary practices in the PRC usually call for cash payments for the purchases of inventories before a long term supplier relationship is established. The Company continuously sought the best prices from raw materials that met its quality requirements in order to reduce its cost bases; cash prepayments for certain new suppliers is in line with PRC business practices. Advances to suppliers represent amounts prepaid for raw materials inventory purchases to ensure a continued supply of materials and to ensure that the Company can obtain quality raw materials on reasonable contract terms. Such advances were made up to 360 days prior to deliveries.

NOTE 7: ADVANCES FOR CONSTRUCTION

The Company entered into an agreement with a municipal government in Hubei to build a production facility. The construction work was formally commenced in 2011. However, the project was terminated in 2013 due to the lack of funding. The advance for the project in an amount equal to $7,325,191 was returned to the Company at the end of 2013.

NOTE 8: PROPERTY and EQUIPMENT, NET

Property and equipments consist of the following:

	June 30,	December 31,
	2014	2013
Building (1)	$22,074,026	$22,233,653
Machinery equipment (2)	12,543,741	13,020,543
Electronic equipments (2)	194,897	238,817
Office electronic equipments (2)	9,355	29,885
Office equipments (2)	58,129	144,674
Vehicle	74,797	98,243
	34,954,945	35,765,815
Less: Accumulated Depreciation	(7,504,912)	(6,898,628)
	$27,450,033	$28,867,187

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(1)	As of June 2014, the Company has a real estate portfolio of six commercial and residential units. One property was registered under the name of Shenzhen Borou, the Company’s wholly-owned subsidiary. The other five properties were registered to Ms. Lanzhen Tu, wife of Mr. Henian Wu, or under third parties.

The properties were used as collateral for bank loans (see Note 9).

(2)	The Company terminated manufacturing in January 2014 and leased out all of its manufacturing equipment and its plant through irrevocable leasing agreements.

Depreciation expenses were $896,581 and $927,591 for the six months ended June 30, 2014 and 2013, respectively. Depreciation for non-manufacturing assets was recorded under general and administrative expenses, which amounted to $373,490 and $505,959 for the six months ended June 30, 2014 and 2013, respectively. Depreciation for manufacturing assets was booked as cost of finished goods, which would go into cost of goods sold as the goods were sold.

As of June 30, 2014 and December 31, 2013, certain machinery, equipment and properties were used as collateral for bank loans.

NOTE 9: LOANS

Short-term loans

Short term loans consist of the following:

	June 30,	December 31,
	2014	2013
Since March 2011, DBS China Shenzhen Branch ("DBS") granted Shenzhen TMK a credit line of RMB10,000,000. It is a short-term loan with annual interest rate of approximately 7.3%, due every four months pending DBS credit report on the Company. Three customer accounts receivable serve as collaterals.
On July 4, 2013, DBS sued the Company to repay the outstanding principal and accrued interest. Per court order dated February 18, 2014, the annual interest rate increased to 10.92% until Shenzhen TMK can fully settle the outstanding principal and interest payable. The Company plans to settle the outstanding amount by December 2014.	$833,063	$839,087

On January 17, 2012, Shenzhen TMK obtained a one-year loan in the amount of RMB20,000,000 from China Everbright Bank Shenzhen Shangbu Branch ("CEB") bearing interest at approximately 8.5%, with all Shenzhen TMK accounts receivable (other than those three customers collateralized for DBS loans) and certain properties used as collateral. The loan was guaranteed by Mr. Henian Wu personally and Shenzhen Borou. The loan was repaid in January 2013.	-	-

On January 15, 2013, Shenzhen TMK obtained a six-month loan in the amount of RMB20,000,000 from China Everbright Bank Shenzhen Shangbu Branch ("CEB") bearing interest rate at approximately 6.4%, with all Shenzhen TMK accounts receivable (other than those three customers collateralized for the DBS loan) and certain properties used as collateral. The loan was also guaranteed by Mr. Henian Wu personally and Shenzhen Borou.
The loan matured on July 14, 2013. Shenzhen TMK could not repay the loan by maturity date.
On March 2014, CEB sued Shenzhen TMK for repayment of the outstanding principal and interest. Per the terms of the arbitration award, the annual interest increased to 8.372% until the loan is fully settled. The Company plans to settle the outstanding balance through the disposal of collateral by December 2014.	3,248,652	3,272,144

On December 13, 2012, the Company issued a Domestic Letter of Credit to CEB with maturity date of June 13, 2013. The Company could not fully repay the L/C and the remaining amount of RMB4,000,000 was converted to a bank loan bearing annual interest of approximately 11.09% until the loan is fully settled.	649.730	654,429

On August 24, 2012, Shenzhen TMK obtained a one-year loan from ICBC Shenzhen Huaqiang Brach for RMB35,000,000 with an annual interest rate of approximately 7.5%. The loan is secured by a property and guaranteed by an unrelated party and Shenzhen Borou, Mr. Henian Wu, and Mr. Wu's wife, Ms. Lanzhen Tu.
Shenzhen TMK repaid $31,688 (RMB200,000) in December 2012. No further payment was made thereafter.
In June 2013, ICBC sued the Company. The court ruled that the Company will bear all the interest (approximately 7.5%), penalty interest (130% of annual interest rate) and compound interest per the terms of the loan agreement. ICBC and Shenzhen TMK agreed to postpone settling the outstanding loan amount by the end of October 2014.	5,652,654	5,693,531
	$10,384,099	$10,459,191

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Long-term loans

Long-term loans consist of the following:

	June 30,	December 31,
	2014	2013
On May 16, 2011, Shenzhen TMK obtained a loan from China Construction Bank Shenzhen Chengjian Branch ("CCB") for RMB80,000,000. The loan bears annual interest rate at approximately 7.3% (50% of interest rate as overdue punitive interest rate). The loan is secured by one property of Shenzhen Borou, Shenzhen TMK's property and equipment and is guaranteed by Mr. Henian Wu and Mr. Junbiao Huang.
The Company repaid $3,644,084 (RMB23,100,000) during fiscal year 2012 and repaid $185,051 (RMB952,337) during fiscal year 2013.
On October 16, 2013, CCB sued Shenzhen TMK and its three guarantors to collect all unpaid amounts owned. Shenzhen TMK agreed to repay all outstanding loan and related interest through the disposal of the collateral by December 2014.	$9,056,224	$9,121,714

On December 1, 2011, Shenzhen TMK obtained a loan in amount of RMB60,000,000 from China's Industrial Bank Shenzhen Keji Branch ("CIB") bearing annual interest rate of approximately 8.0% (50% of annual interest is overdue punitive interest rate). The loan was to be repaid in installments beginning December 1, 2012. The loan matures on December 1, 2014. The loan is secured by properties of the Company and guaranteed by Shenzhen Borou and Mr. Henian Wu.
The Company repaid RMB2,000,000 during fiscal year 2012. No further repayment was made during fiscal year 2013.
In March 2013, CIB sued the Company and its guarantors to collect all unpaid amounts owed. Per an arbitration ruling, since July 21, 2013, Shenzhen TMK will bear further penalty interest and compound interest rate of approximately 12%.	9,421,090	9,489,218

Total long-term loans	$18,477,314	$18,610,932

Current maturity of long term loans	$18,477,314	$18,610,932

Long-term loans, net	$-	$-

Total overdue long term loans:	$13,479,471	$8,580,816

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The Company is in the process of settling the outstanding loans. If the Company fails to repay the loans in accordance with court judgment or the terms of court settlements , the Company may be forced to declare bankruptcy.

$2,421,293 and $1,270,509 were recorded as interest expenses for the bank loans for the six months ended June 30, 2014 and 2013, respectively.

NOTE 10: NOTE PAYABLE AND RESTRICTED CASH

On May 13, 2013, the Company obtained a credit line from CEB in the amount of RMB30,000,000 (approximately $4,755,413) to issue a Domestic Letter of Credit backed by 20% cash security in June 2012. As of December 31, 2012, the Company issued the Domestic Letter of Credit in the amount of $4,755,413 (RMB30,000,000) secured by a deposit of $951,083 (RMB6,000,000). The Company failed to repay the L/C amount of RMB4,000,000 after CEB deducted the deposit. CEB terminated the L/C. The remaining unpaid L/C was converted to a bank loan bearing an annual interest rate of 11.09% and due on demand (see Note 9).

NOTE 11: OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses comprised sales commissions to be paid in accordance with the terms of the Company’s sale commission policy.

NOTE 12: RELATED PARTY TRANSACTIONS

Related party transactions consist of the following:

Henian Wu	CEO, Chairman and Shareholder
Lanzhen Tu	Henian Wu's wife
Zongfu Wang	Director and Shareholder
Zhengfei Yu	Zongfu Wang’s wife
Junbiao Huang	Director and Shareholder
Q-Lite Industrial Co., Ltd.	Zhengfei Yu holds a 25% of ownership

	June 30,	December 31,
	2014	2013
Henian Wu	$969,499	$976,508
Zongfu Wang	404,222	407,791
Junbiao Huang	201,080	206,486
	$1,574,801	$1,590,785

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The Company borrowed money from Mr. Henian Wu, Mr. Zongfu Wang and Mr. Junbiao Huang to support its operational funding needs. There is no formal agreement between the Company and each of these parties. The loans bear no interest and are due on demand.

NOTE 13: STATUTORY RESERVES

As stipulated by the relevant laws and regulations for enterprises operating in the PRC, the subsidiaries of the Company are required to make annual appropriations to a statutory surplus reserve fund. Specifically, the subsidiaries of the Company are required to allocate 10% of their profits after taxes, as determined in accordance with the PRC accounting standards applicable to the subsidiaries of the Company, to a statutory surplus reserve until such reserve reaches 50% of the registered capital of the subsidiaries of the Company. As the statutory reserve of subsidiaries of the Company had reached 50% of their registered capital, the Company reserved $0 for the six months ended June 30, 2013 and 2014, respectively.

NOTE 14: INCOME TAX

China TMK is subject to the United States federal income tax provisions. Leading Asia is registered in the BVI and under the current laws of the BVI, is not subject to income taxes. Good Wealth is a holding company registered in Hong Kong and has no operating profit for tax liabilities.

The PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries, Shenzhen TMK and Shenzhen Borou, are subject to PRC income tax at 25%, unless otherwise specified. Shenzhen TMK was approved by the local government as a high-tech company in January 2011and was granted a favorable tax rate of 15% since that time. The favorable tax rate will mature in October 2014.

Shenzhen Borou is registered in the PRC and is subject to the regular corporate income tax rate. The assessment of its tax liabilities is combined with that of Shenzhen TMK.

A reconciliation between the income tax computed at the PRC statutory rate and the Company's provision for income tax is as follows:

	June 30,
	2014	2013
U.S. statutory rate	34%	34%
Foreign income not recognized in the U.S.	(34)%	(34)%
PRC preferential enterprise income tax rate	25%	25%
Tax holiday and relief granted to the Subsidiary	(10)%	(10)%
Other (1)	15%	15%
Provision for income tax	0%	(0.04)%

(1)	Adjustment was mainly due to the expenses that are not deductible for PRC income tax purposes.

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings. Hence, the Company's tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company's tax filings which may lead to additional tax liabilities.

Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of Accounting for Uncertainty in Income Taxes on January 1, 2007. The provisions clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with the standard “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of Accounting for Uncertainty in Income Taxes also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

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The Company has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions. In the event it receives an assessment for interest and/or penalties, it will be classified in the financial statements as tax expense.

Various Taxes

The Company is subject to various taxes such as Value Added Tax (VAT), City Development Tax and Education tax owed to the local government tax authorities. The VAT collected on sales is netted against the taxes paid for the purchase of cost of goods sold to determine the amounts payable and refundable. The City Development Tax and Education Tax are expensed as general and administrative expense.

NOTE 15: COMMITMENTS AND CONTINGENCIES

Lack of Insurance

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that the investors would lose their entire investment in the Company.

The Company could be exposed to liabilities or other claims for which the Company would have no insurance protection. The Company does not currently maintain any business interruption insurance, product liability insurance, or any other comprehensive insurance policy except for property insurance policies with limited coverage. As a result, the Company may incur uninsured liabilities and losses as a result of conducting its business. There can be no guarantee that the Company will be able to obtain additional insurance coverage in the future, and even if it can obtain additional coverage, the Company may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, any purchasers of the Company's common stock could lose their entire investment.

Because the Company does not carry products liability insurance, a failure of any of the products marketed by the Company may subject the Company to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of its products. The Company cannot assure that it will have enough funds to defend or pay for liabilities arising out of a products liability claim. To the extent the Company incurs any product liability or other litigation losses, its expenses could materially increase substantially. There can be no assurance that the Company will have sufficient funds to pay for such expenses, which could end its operations and the investors would lose their entire investment.

Minimum lease payments on operating leases

The Company has entered into multiple lease agreements for the lease of premises for factory buildings. In May 2013, the Company terminated the lease agreement of an old factory leaving the Company with only one factory by December 2013.

The lease agreement matures on March 2015. As of June 30, 2014, the Company’s commitments for minimum lease payments under these irrevocable operating leases for the following years are as follows:

June 30,	Payment
2014	262,208
Thereafter	-
Total	262,208

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Rental expense incurred for the six months ended June 30, 2014 and 2013 was approximately $222,109 and $273,359, respectively.

Registration payment arrangement

The Company entered into a Registration Rights Agreement on February 10, 2010 with certain investors and agreed to pay to the investors a fee of 1% per month of the investors’ investments, payable in cash, for every 30 day period up to a maximum of 6% if (i) following the filing date that the mandatory registration statement has not been filed and (ii) following the effectiveness date that the mandatory registration statement has not been declared effective. At December 31, 2010, the Company is subject to the registration rights obligation and recorded the 6% penalty for a total amount of $411,450 as other expense and registration rights liability.

The Company sought to delist from U.S. markets and sought to go public in China during 2011 and 2012. The Company had communications with those investors who agreed to waive the interest owed under the Registration Rights Agreement.

NOTE 16: OPERATING RISK

Country risk

The Company has significant investments in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company can give no assurance that those changes in political and other conditions will not have a material adverse effect upon the Company's business and financial condition.

Exchange risk

The Company cannot guarantee that the Renminbi to US dollar exchange rate will remain steady, and therefore, the Company could post the same profits for two comparable periods and post higher or lower profit depending on the exchange rates of Renminbi and US dollars. The exchange rates could fluctuate depending on changes in the political and economic environment.

Interest risk

The Company is exposed to interest rate risk arising from short-term variable rate borrowings from time to time. The Company's future interest expenses will fluctuate with any change in borrowing rates. The Company does not hedge its interest rate exposure. As of June 30, 2014 and December 31, 2013, the Company believes it has low exposure to interest rate risk.

Political risk

Currently, the PRC is in a period of growth and is openly promoting business development in order to bring more business into the PRC. Additionally, PRC laws currently allow a Chinese corporation to be owned by a United States corporation. If the laws or regulations relating to the ownership of a Chinese corporation are changed by the PRC government, the Company's ability to operate the PRC subsidiaries could be affected.

NOTE 17: CONCENTRATION OF CREDIT RISK

A significant portion of the Company's cash as at June 30, 2014 and December 31, 2013 was maintained at various financial institutions in the PRC which do not provide deposit insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in this area.

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The Company operates principally in the PRC and grants credit to its customers in this geographic region. Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

For the six months ended June 2014, the Company had five customers which accounted for 30.3%, 19.6%, 12.5%, 11.4% and 11.2%, respectively, of the Company's total net sales. For the six months ended June 2013, the Company had two customers which accounted for 26.8% and 20.2%, respectively, of the Company’s total net sales.

For the six months ended June 30, 2014, the Company had one major supplier which accounted for 96.5% of total purchases. For the six months ended June 2013, the Company had one major supplier which accounted for 62.2% of total purchases.

NOTE 18 - RECONCILIATION OF EARNINGS PER SHARE

	June 30,
	2014	2013
Numerator:
Net income available to common stockholders	$(5,658,136)	$(3,860,997)
Denominator:
Basic weighted-average number of shares outstanding	36,888,000	36,888,000
Effect of dilutive warrants	-	-
Diluted weighted-average number of shares outstanding	36,888,000	36,888,000
Net income per share:
Basic	$(0.15)	$(0.10)
Diluted	$(0.15)	$(0.10)

NOTE 19 - PRIVATE PLACEMENT

On February 10, 2010, concurrently with the close of the Share Exchange, the Company conducted a private placement transaction (the “Private Placement”) pursuant to which the Company sold an aggregate of 5,486,000 shares of common stock at $1.25 per share (the shares were sold in 54.86 units, each of which included 100,000 shares of common stock and 50,000 detachable common stock warrants with a five year maturity). As a result, the Company received gross proceeds in the amount of approximately $6.9 million. The warrants have a five year term from the date of issuance and permit a cashless exercise, callable if the common stock closing bid price is at least $3.00 and the average trading volume at least 100,000 shares for 15 consecutive trading days and an effective registration statement is in place. At the closing of the private placement, the Company paid a cash fee of $445,738, or 6.5% of the gross proceeds received from the sale of the securities as a placement agent commission, of which $351,488 was paid to Hudson Securities, Inc (“Hudson”), and $87,750 and $6,500 was paid to SHP Securities, LLC (“SHP”) and Williams Financial Group, respectively, at the direction of Hudson. The Company incurred $108,810 in other fees and costs. As partial consideration for the placement agent services provided, the Company also issued warrants for the purchase of an aggregate of 658,320 shares of its common stock, exercisable for a period of five years at an exercise price of $1.25 per share of which 553,020 warrants were issued to Hudson and its designees and 105,300 warrants were issued to SHP Securities LLC, at the direction of Hudson. These warrants also contain a reset provision (see Note 21 for further discussion).

In connection with the private placement, the Company also issued 560,000 shares of common stock to Hudson and its designees, in consideration for merger and acquisition advisory services and issued to Hayden Communications International, Inc. (“Hayden”), an investor relations consulting firm, 125,000 shares of common stock as partial consideration for the consulting services provided by Hayden.

In addition, the Company evaluated the warrants under ASC 815 to determine whether the warrants are indexed to the Company's own stock (see Note 21 for further discussion).

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On March 27, 2010, the Company issued 2.7 million shares to employees, raising approximately $3.4 million.

On May 28, 2011, the Company entered into a Share Purchase Agreement with China Development Industrial Bank (CDIB) to issue 5,000,000 shares of its preferred stock at $2.00 per share for a total cash consideration of $10,000,000. On October 24, 2013, CDIB agreed to transfer all of its preferred stock to Mr. Henian Wu. The preferred stock was transferred from CDIB to Mr. Henian Wu on November 1, 2013 accordingly.

On June 20, 2011, the Company entered into a Share Purchase Agreement with ZTE Energy (Cayman) Co. Limited (ZTE) to issue 3,000,000 shares of its preferred stock at $2.00 per share for a total cash consideration of $6,000,000. On July 21, 2012, ZTE transferred all of its preferred stock to Mr. Henian Wu.

NOTE 20- COMMON STOCK WARRANTS

In connection with the private placement, the Company had 2,743,000 shares of common stock issuable upon the exercise of five-year warrants issued to the investors in the private placement with exercise price of $1.60 per share. In addition, the Company granted Hudson and SHP a five year warrant for the purchase of an amount of shares equal to 8% of the number of securities issued in the private placement. The warrants have an exercise price of $1.25 per share, are currently exercisable and will expire on February 9, 2015. The Company agreed to register the 3,401,320 shares of common stock underlying the warrants. The Registration Statement was filed onMay 24, 2010 and was subsequently withdrawn in December 2011.

A summary of the Company’s warrant activities for the year ended June 30, 2014 is as follows:

	Number of Warrants	Weighted Average Exercise price	Expiration Date
Private placement investors	2,743,000	$1.60	February 9, 2015
Hudson Securities, Inc.	553,020	$1.25	February 15, 2015
SHP Securities LLC	105,300	$1.25	February 15, 2015
Total	3,401,320	$1.53

NOTE 21 - DERIVATIVE LIABILITIES

If and when on or after the date of inception and through the earlier to occur of (i) eighteen months from the date hereof and (ii) date that there is an effective registration statement on file with the Securities and Exchange Commission covering the resale of all of the shares underlying the warrants and all of the shares of common stock issued in the offering, the Company issues or sells any shares of common stock or securities convertible into common stock for a consideration per share of common stock less than the then current exercise price, then, the exercise price shall be reset. Because of the reset provision, the warrant agreement is not indexed to the Company’s stock. Therefore, the 3,401,320 warrants were determined to be a derivative liability under ASC 815-15 and ASC 815-20. The fair value of these warrants at the inception of the private placement was $1,218,744.

At June 30, 2014, the derivative liability was valued at $570,559 using the Multinomial Lattice models. The $570,559 change in fair value is reported in the Company’s consolidated statement of other comprehensive income. The warrants were valued with the following assumptions: at February 10, 2010 - annual volatility of 73%, term of 5 years, risk free rate of 2.39%, target exercise price of $2.50 for the $1.25 warrants and $3.00 for the $1.60 warrants; at December 31, 2013 - annual volatility of 50%, term of 1.11 years, risk free rate of 2.01%, target exercise price of $2.50 for the $1.25 warrants and $3.00 for the $1.60 warrants. The projected volatility is based on average volatility of 15 comparable companies over the previous years as the Company does not have sufficient trading history. The attributes of the comparable companies used in volatility analysis included 1) SIC 3600 (Electrical Equipment) and 3670 (Electronics), 2) battery and power related products and services, 3) market cap $38 million to $3.9 billion, 4) global sales and operations, and 5) annual revenues $73 million to 1.8 billion.

NOTE 22: SEGMENT INFORMATION AND GEOGRAPHIC INFORMATION

The U.S. GAAP “Disclosures About Segments of an Enterprise and Related Information”, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Company believes that it operates in one business segment (research, development, production, marketing and sales of electronic products) and in one geographical segment (China), as all of the Company's current operations are carried out in China.

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The geographic distribution of the net sales for battery products for the six months ended June 30, 2014 and 2013 are summarized as follows:

	For Six Months ended June 30,
	2014	2013
Hong Kong	$74,836	$1,306,223
Russia	-	952,861
The United States of America	-	397,916
Republic of Korea	35,807	11,807
The Kingdom of Sweden	-	161,755
Federal Republic of Germany	-	101,350
The Commonwealth of Australia	-	26,260
Taiwan	-	9,586
Great Britain	-	13,062
Romania	-	9,444
China	560,556	13,028,705
	$671,199	$16,018,969

NOTE 23: SUBSEQUENT EVENTS

On July 1, 2014, CCB disposed of collateral related to this loan (see Note 9), which included two properties and Company equipment, to settle the outstanding loan. As of date of the disposal of collateral related to the loan, the loan from CCB was fully settled and no further liabilities related to the loan need to be recorded.

On September 29, 2014, CIB disposed of collateral related to this loan (see Note 9) which included a property and Company equipment, to settle the outstanding loan. As of date of disposal of collateral related to the loan, the loan from CIB was fully settled and no further liabilities related to the loan need to be recorded.

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CHINA TMK BATTERY SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$66,859	$177,702
Restricted cash	-	951,083
Accounts receivable, net	2,217,978	8,208,407
Other receivables and deposits	208,808	17,714,628
Inventories	5,959,454	15,181,126
Advances to suppliers	2,073,001	1,455,945
Total Current Assets	10,526,100	43,688,891

Plant and equipment, net	28,867,187	28,508,131
Advance for construction and equipment purchase, net	-	7,325,191
Construction in progress, net	575,805	-

TOTAL ASSETS	$39,969,092	$79,522,213

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short term loans	$10,459,191	$9,467,711
Current maturity of long term loans	18,610,932	8,496,338
Interest payable	2,958,526	-
Accounts payable	4,428,556	17,744,727
Notes payable	-	4,755,413
Wages payable	46,039	333,058
Other payables and accrued liabilities	17,442	11,809,261
Due to related parties	1,590,785	1,366,885
Customer deposits	2,512,591	2,752,470
Taxes payable	21,153	(441,628)
Total Current Liabilities	40,645,215	56,284,235

LONG TERM LIABILITIES
Long term loans	-	9,716,894
Warrants liability	1,141,118	1,141,118
Total Long Term Liabilities	1,141,118	10,858,012

TOTAL LIABILITIES	41,786,333	67,142,247

EQUITY
Preferred stock, $0.001 par value, 100,000,000 shares authorized, 8,000,000 issued and outstanding at December 31, 2013 and 2012	8,000	8,000
Common stock, $0.001 par value, 100,000,000 shares authorized, 36,888,000 shares issued and outstanding at December 31, 2013 and 2012, respectively	36,888	36,888
Additional paid-in capital	25,292,207	25,292,207
Statutory reserves	758,541	758,541
Retained earnings	(27,909,216)	(13,471,491)
Accumulated other comprehensive income	(3,661)	(244,179)
Total Equity	(1,817,241)	12,379,966

TOTAL LIABILITIES AND EQUITY	$39,969,092	$79,522,213

The accompanying notes are an integral part of the these consolidated financial statements

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CHINA TMK BATTERY SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2013	2012

REVENUES	$19,356,030	$46,263,870

COST OF REVENUES	17,259,378	39,369,352

GROSS PROFIT	2,096,652	6,894,518

OPERATING EXPENSES:
Selling expense	612,313	870,232
Depreciation	994,509	1,028,833
Inventories impairment loss	6,296,430	818,493
Bad debt allowance	3,534,006	1,305,590
Other general and administrative expense	1,018,569	1,919,021
Total Operating Expenses	12,455,827	5,942,169

INCOME FROM OPERATIONS	(10,359,175)	952,349

OTHER INCOME (EXPENSE)
Interest income	9,753	33,812
Interest expense	(3,370,267)	(2,566,991)
Assets disposal	411,370	(140,654)
Legal penalty	(434,831)	(192,304)
Debt restructure	(796,985)	-
Other income, net	(10,202)	(33,958)
Subsidy income	137,572	487,741
Total Other Expense, net	(4,053,590)	(2,412,354)

INCOME BEFORE INCOME TAXES	(14,412,765)	(1,460,005)

PROVISION FOR INCOME TAXES	24,960	203,785

NET INCOME (LOSS)	(14,437,725)	(1,663,790)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	240,518	118,378

COMPREHENSIVE INCOME	$(14,197,207)	$(1,545,412)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	36,888,000	36,888,000

EARNINGS (LOSS) PER SHARE
Basic and diluted	$(0.39)	$(0.05)

The accompanying notes are an integral part of the these consolidated financial statements

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CHINA TMK BATTERY SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(14,437,725)	$(1,663,790)
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	1,535,956	1,562,298
Loss (gain) of assets disposal	140,380	140,654
Impairment loss	6,328,826	477,300
Bad debt allowance	3,534,006	1,305,590
Change in operating assets and liabilities
Accounts receivable	3,177,209	(3,316,476)
Other receivables and deposits	17,371,122	(10,925,925)
Inventories	3,284,358	(7,170,096)
Advances to suppliers	(693,600)	2,356,568
Interest payable	2,919,314	-
Accounts payable	(13,702,301)	12,878,223
Wages payable	(293,776)	34,683
Other payables and accrued liabilities	(12,009,533)	6,252,811
Customer deposits	(323,971)	2,234,655
Taxes payable	470,649	(519,718)
Net cash provided by (used in) operating activities	(2,699,086)	3,646,777

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments on equipment	(10,703)	(192,635)
Increase of property equipment	(9,838,274)	-
Disposal of property and equipment	8,441,478	494,933
Gain (loss) on assets disposal	(140,380)	(140,654)
Payments to construction in progress	(568,172)	(53,869)
Withdrawn construction in progress	7,460,359	-

Net cash provided by investing activities	5,344,308	107,775

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	968,632	(158,438)
Change in due to related parties	177,606	(168,916)
Proceeds from notes payable	-	6,597,376
Repayment of note payable	(4,197,407)	(2,636,415)
Proceeds from short-term loans	3,228,775	13,581,025
Repayment of short-term loans	(3,228,775)	(16,579,766)
Repayment of current portion of long term loan	(185,051)	(10,799,696)

Net cash used in financing activities	(3,236,220)	(10,164,830)

EFFECT OF EXCHANGE RATE ON CASH	480,155	22,179

NET INCREASE (DECREASE) IN CASH	(110,843)	(6,388,099)

CASH, beginning of period	177,702	6,565,801

CASH, end of period	$66,859	$177,702

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$24,960	$203,785
Cash paid for interest	$446,635	$2,566,991

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Property transferred to pay debt or commitment	$9,190,032	$-
Construction-in-progress withdrawn and restructured other payables	$3,868,557	$-
Property acquired by restructure of other receivables	$9,838,274	$-

The accompanying notes are an integral part of the these consolidated financial statements

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CHINA TMK BATTERY SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

								Accumulated
					Additional	Retained earnings		other
	Preferred share		Common Share		paid-in	Statutory		comprehensive
	Shares	Par Value	Shares	Par Value	capital	reserves	Unrestricted	income	Total
BALANCE, January 1, 2012	8,000,000	$8,000	36,888,000	$36,888	$25,292,207	$758,541	$(11,807,701)	$(362,557)	$13,925,378
Net income							(1,663,790)
Foreign currency translation adjustments								118,378
BALANCE, December 31, 2012	8,000,000	$8,000	36,888,000	$36,888	$25,292,207	$758,541	$(13,471,491)	$(244,179)	$12,379,966
Net income							(14,437,725)		(14,437,725)
Foreign currency translation adjustments								240,518	240,518
BALANCE, December 31, 2013	8,000,000	$8,000	36,888,000	$36,888	$25,292,207	$758,541	$(27,909,216)	$(3,661)	$(1,817,241)

The accompanying notes are an integral part of the these consolidated financial statements

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NOTE 1: DESCRIPTION OF BUSINESS AND ORGANIZATION

China TMK Battery Systems Inc. (“China TMK”, or “the Company”) (formerly Deerfield Resource, Ltd.) was incorporated under the laws of the State of Nevada on June 21, 2006. On February 10, 2010, the Company entered into and closed the Share Exchange Agreement with Leading Asia Pacific Investment Limited (“Leading Asia”), a BVI company, and its sole stockholder, Unitech, a BVI company, pursuant to which we acquired 100% of the issued and outstanding capital stock of Leading Asia in exchange for 25,250,000 shares of the Company’s common stock, par value $0.001, which constituted 90.18% of the Company’s issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.

In connection with the reverse acquisition of Leading Asia, the Company also entered into the Cancellation Agreement with United Fertilisers, its controlling stockholder, whereby United Fertilisers agreed to the cancellation of 272,250,000 shares of China TMK's common stock owned by it. As a condition precedent to the consummation of the Share Exchange Agreement, on February 10, 2010, the Company also entered into a termination and release agreement with ASK Prospecting & Guiding Inc., pursuant to which the Company terminated that certain Mineral Claim Purchase Agreement, dated as of October 10, 2006. On February 10, 2010, Deerfield Resources, Ltd. changed its name to "China TMK Battery Systems Inc." to more accurately reflect its new business operations.

The transaction has been treated as a recapitalization of Leading Asia and its subsidiaries, with China TMK Battery Systems Inc. (the legal acquirer of Leading Asia and its subsidiaries, including the consolidation of the Shenzhen TMK Power Industries Ltd.) considered the accounting acquiree, and Leading Asia whose management took control of China TMK Battery Systems Inc. (the legal acquiree of Leading Asia) considered the accounting acquirer. The Company did not recognize goodwill or any intangible assets in connection with the transaction. All costs related to the transaction are being charged to operations as incurred. The 25,250,000 shares of common stock issued to the shareholders and designees of China TMK BVI in conjunction with the Share Exchange have been presented as outstanding for all periods. The historical consolidated financial statements include the operations of the accounting acquirer for all periods presented.

Leading Asia Pacific Investment Limited (“Leading Asia”) was incorporated in British Virgin Islands on July 08, 2008. Leading Asia had 50,000 capital shares authorized with $1.00 par value and 50,000 shares issued and outstanding.

Good Wealth Capital Investment Limited (“Good Wealth”) was incorporated in Hong Kong on May 16, 2008. Good Wealth had 10,000 capital shares authorized with 1.00 HK dollar par value and 10,000 shares issued and outstanding. On August 12, 2008, Leading Asia acquired Good Wealth and became the sole shareholder.

In September 2008, Good Wealth entered into an ownership transfer agreement with Shenzhen TMK Power Industries Co., Ltd. (“Shenzhen TMK”) and its shareholders. Pursuant to the agreement, Shenzhen TMK's shareholders agreed to transfer their 100% ownership interest to Good Wealth at a price of $1,510,000. The ownership transfer was approved and completed by the appropriate China government department in February 2010. Shenzhen TMK Power Industries Co., Ltd. was incorporated in Shenzhen, People's Republic of China (“PRC”) on September 3, 2001. The Company had an authorized and invested capital of $362,911 (or RMB 3 million). On August 1, 2005, the Company increased its authorized and invested capital from $362,911 (or RMB 3 million) to $1,218,451 (or RMB 10 million). The Company's primary business activities involve research, development, production, marketing and sales of environment-friendly batteries including lithium batteries and nickel metal hydride batteries.

For accounting purposes, the reorganization above has been accounted for as a combination between entities under common control as the companies were controlled by the same persons before and after the reorganization. The Company accounted for them at historical cost similar to a pooling of interest transaction. The financial statements presented in this report have been prepared as if the existing corporate structure had been in existence throughout all periods and the reorganization had occurred as of the beginning of the earliest period presented in the accompanying financial statements.

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On July 14, 2009, Shenzhen TMK acquired 100% of the ownership of Shenzhen Borou Industrial Co., Ltd. ("Shenzhen Borou"). Pursuant to the ownership transfer agreement, Shenzhen TMK became the parent and sole owner of Shenzhen Borou.

China TMK and its subsidiaries - Leading Asia Pacific Investment Limited, Good Wealth Capital Investment Limited, Shenzhen TMK Power Industries Co., Ltd., and Shenzhen Borou Industrial Co., Ltd – are collectively referred to as the “Company”, “us”, or “we”.

All of our business operations are conducted through our Chinese subsidiaries.

Liquidity and going concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going-concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon the liquidation of current assets. For the year ended December 31, 2013, cash used in operating activities was $3,615,830. Cash as of December 31, 2013 was $66,859, which was insufficient for future operations. Additionally, as of December 31, 2013, the Company had a negative working capital in the amount of $30,119,115, including overdue bank loans in the amount of $19,040,007 and interest payable in the amount of approximately $2,958,526. All the Company’s lenders sued the Company and its guarantors for repayment of the outstanding loans. The Company and its creditors entered into a settlement schedule (see Note 9). If the Company does not meet the terms of the settlement schedule the banks may force the Company to repay the loans and the Company may be required to file for bankruptcy.

Most of the Company’s creditors have agreed to postpone and extend the term of the liabilities. Management believes that the foregoing actions will enable the Company to continue as a going-concern.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its subsidiaries - Leading Asia Pacific Investment Limited, Good Wealth Capital Investment Limited, Shenzhen TMK Power Industries Co., Ltd., and Shenzhen Borou Industrial Co., Ltd. Significant inter-company transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Because of the inherent use of estimates in the financial reporting process, actual results could differ from those estimates.

Reclassifications

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform to the presentation of the current year for comparative purposes.

Fair values of financial instruments

U.S. GAAP requires certain disclosures about fair value of financial instruments. The Company defines fair value, using the required three-level valuation hierarchy for disclosures of fair value measurement, the enhanced disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follows:

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•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012 are as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
At December 31, 2013
Assets - Short Term Investment	$-	$-	$-	$-
Liabilities - Derivative liability	$-	$-	$1,141,118	$1,141,118

At December 31, 2012
Assets - Short Term Investment	$-	$-	$-	$-
Liabilities - Derivative liability	$-	$-	$1,141,118	$1,141,118

The fair value of derivative classified as Level 3 in the fair value hierarchy changed as follows during 2013 and 2012:

	2013	2012
Fair value Measurements Using Significant Unobservable Inputs (level 3)
Beginning balance at issue date	$1,141,118	$1,141,118
Total gain included in earnings
Included in other comprehensive income
Ending balance	$1,141,118	$1,141,118

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months at the time of purchase to be cash equivalents. Cash and cash equivalents include cash on hand, demand deposits with banks within the PRC and with banks in Hong Kong.

Balances at financial institutions or banks within the PRC are not covered by insurance. Balances at financial institutions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits. As of December 31, 2013 and 2012, the Company has $66,859 and $1,128,785 of cash deposits, including $951,083 of restricted cash in December 31, 2012, which were not covered by insurance, respectively. To limit exposure to credit risk related to deposits, the Company places cash deposits with large financial instructions in the PRC and Hong Kong with acceptable credit rating. The Company has not experienced any loss in such accounts.

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Restricted cash

Restricted cash represents amount that the Company deposit in the bank as collateral for bank notes. This cash was designated for the purpose of repaying the note at maturity. , it is usually that the deposit was held by the same bank that the Company issued the bank note. Due to the short-term nature of the bank note, the corresponding restricted cash balances have been classified as current in the consolidated financial statements.

Accounts Receivable

Accounts receivables are recognized and carried at original invoiced amount less an allowance for doubtful accounts, as needed. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts time to time. Past due balances are reviewed individually for collectability. Account balances are charged off directly or against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Individual credit evaluations are performed on all customers requiring credit. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The financial condition of some customers that the Company has business relations with began to deteriorate, resulting in an impairment of their ability to make payments. As a result, large allowances were required. As of December 31, 2013 and 2012, $5,254,717 and $3,002,119 allowance for doubtful accounts has been provided, respectively.

Inventories

Inventories are stated at the lower of cost, as determined on a weighted average basis, or market. Inventories consist of raw materials, suppliers, work in progress and finished goods. Costs of raw materials and suppliers include purchase and related costs incurred in bringing the products to their present location and condition. Cost of work in progress and finished goods comprise direct materials, direct labor cost and an allocation of production overheads based on normal operating capacity. Market value is determined by reference to selling prices after the balance sheet dates or to management's estimates based on prevailing market conditions. Management reviews inventories for estimation of obsolescence or unmarketable conditions and evaluates the writing down of its inventories to identify slow-moving and obsolete inventories, determine if valuation allowance is required. As of December 31, 2013 and 2012, the Company had $629,387 and $427,689 allowance for inventories impairment.

Property and Equipment

Property and equipment are initially recognized and recorded at cost. Gains or losses on disposals are reflected as gain or loss in the period of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repairs and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Estimated useful life
Building	20-40years
Machinery and Equipment	10-20 years
Electronic Equipment	5-10 years
Leasehold Improvements	The lesser of remaining lease term or 5 years
Office and Other Equipment	5-10 years
Automobiles	5-10 years

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Costs incurred during the construction and installation of the assets are initially capitalized as construction in progress and transferred into property, plant and equipment when the assets are ready for their intended use, at which time depreciation commences. No depreciation charge is provided in respect of construction in progress.

Impairment of Long-Lived Assets

The Company evaluates potential impairment of long-lived assets, in accordance with applicable accounting standards, which requires the Company to evaluate a long-lived asset for recoverability when there are events or circumstances that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when the carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset's (or asset group's) fair value.

Advance for property purchase

The advance for property purchase is recorded as an asset when the Company makes the payment based on purchase agreements but does not receive the property or obtain the control of the property.

Derivative liability

The Company granted a total of 3,401,320 warrants in connection with their private placement in February 2010. Because of the reset provision, the warrant agreement is considered not indexed to the Company’s stock and therefore the 3,401,320 warrants were determined to be a derivative liability under ASC 815-15 and ASC 815-20. The fair value of these warrants were valued using the Multinomial Lattice models at each reporting period. Gain or loss from change in fair value of derivative liability are recorded in other income (expense).

Comprehensive income

The Company reports comprehensive income, its components, and accumulated balances in its financial statements. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments. No other comprehensive income items are present.

Revenue recognition

The Company generates revenues from the sales of environment-friendly batteries including nickel metal hydride batteries. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Sales are presented net of value added tax (VAT). No return allowance is made as products returns are insignificant based on historical experience.

Research and development costs

Research and development costs are expensed as incurred. No research and development (“R&D”) expenses were recorded for the years ended December 31, 2013 and 2012.

Advertising

The Company expenses advertising costs as incurred. Advertising is included in selling expenses for financial reporting purpose. The Company spent $0 and $32,532 for the years ended December 31, 2013 and 2012, respectively on advertising expenses.

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Income taxes

The Company accounts for income taxes in accordance with ASC 740 "Accounting for Income Taxes." ASC 740 requires the asset and liability method for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability method, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company adopted the accounting standard for uncertainty in income taxes which requires a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction).

Value added tax

The Company is subject to value added tax (“VAT”) imposed by the Chinese government on its domestic product sales. The output VAT is charged to customers who purchase goods from the Company and the input VAT is paid when the Company purchases goods from its vendors. VAT rate is 17%, in general, depending on the types of product purchased and sold. The input VAT can be offset against the output VAT. VAT payable or receivable balance represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Foreign currency translation

The functional currency of the Company is Renminbi (“RMB”). The Company maintains its financial statements using the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

For financial reporting purposes, the financial statements of Shenzhen TMK and Shenzhen Borou, which are prepared in RMB, are translated into the Company's reporting currency, United States Dollars (“USD”). The assets and liabilities accounts are translated using the closing exchange rate in effect at the balance sheet date, the equity accounts are translated using the historical rate, and income and expense accounts are translated using the average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in stockholders' equity.

The exchange rates used for foreign currency translation were as follows (USD$1 = RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2012	6.3086	6.3116
Year ended December 31, 2013	6.1122	6.1943

The exchange rates used for foreign currency translation were as follows (USD$1 = HKD):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2012	7.7514	7.7571
Year ended December 31, 2013	7.7546	7.7567

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Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Earnings per share

Basic earnings per share are computed by dividing net income by weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period.

Recently issued accounting pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date, clarifying how entities are required to measure obligations resulting from joint and several liability arrangements and outlining the required disclosures around these liabilities. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not believe this ASU will have a significant impact on the Company’s financial statements.

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2013-02, “Other Comprehensive Income (Topic 220)” (“ASU 2013-02”). The objective of ASU 2013-02 is to improve the reporting of reclassifications out of accumulated other comprehensive income. ASU 2013-02 seeks to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 was effective prospectively for the Company in its first quarter of 2013. The adoption of ASU 2013-02 did not impact the consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters, (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, to resolve a diversity in accounting for the cumulative translation adjustment of foreign currency upon derecognition of a foreign subsidiary or group of assets. ASU 2013-05 requires the parent to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. Further, ASU 2013-05 clarified that the parent should apply the guidance in subtopic 810-10 if there is a sale of an investment in a foreign entity, including both (1) events that result in the loss of a controlling financial interest in a foreign entity and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The guidance is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The guidance should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the guidance, it should apply the guidance as of the beginning of the entity's fiscal year of adoption. The Company does not expect ASU 2013-05 to have a significant impact on its consolidated results of operations and financial condition.

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In July 2013, the FASB issued Accounting Standards Update 2013-11, “Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). The objective of ASU 2013-11 is to eliminate diversity in practice of presenting unrecognized tax benefits as a liability or presenting unrecognized tax benefits as a reduction of a deferred tax asset for a net operating loss or tax credit carryforward in certain circumstances by requiring that an unrecognized tax benefit be presented in the financial statements as a reduction to deferred tax assets excluding certain exceptions. ASU 2013-11 will be effective prospectively for the Company in its first quarter of 2014. The Company does not expect ASU 2013-11 to have a material effect on its financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its audited consolidated financial statements.

NOTE 3: ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	December 31,
	2013	2012
Accounts receivable-trade	$7,472,695	$11,210,526
Allowance for doubtful accounts	(5,254,717)	(3,002,119)
Accounts receivable-trade, net	$2,217,978	$8,2084,07

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. After evaluating the collectability of individual receivable balances, the Company increased bad debt allowance in the amount of $2,966,467, including $591,857 written off directly by the Company, for the year ended December 31, 2013, and increased bad debt allowance in amount of $1,110,747, $362,019 written off directly by the Company, for the year ended December 31, 2012.

As of December 31, 2013 and 2012, all accounts receivables were used as collateral for bank loans.

NOTE 4: OTHER RECEIVABLES AND DEPOSITS

Other receivables and deposits are consisted of the following:

	December 31,
	2013	2012
Receivables from unrelated company (1)	$-	$17,038,381
Receivables from unrelated parties (1)	-	339,077
Advances to employees (2)	8,279	128,412
Deposits	49,854	96,172
Input VAT (3)	158,996	77,246
Others	-	102,033
Subtotal,	217,129	17,781,321
Less: Allowance for doubtful accounts	(8,321)	(66,693)
Other receivables and deposits, net	$208,808	$17,714,628

(1)	Loans to unrelated parties for purposes of enhancing borrowing capacity.

(2)	Advances/petty cash to employees like sales personnel for business purposes.

(3)	Input VAT can be used to offset against output VAT. VAT payable or receivable balance represents either the input VAT less than or larger than the output VAT. The balance represents a credit against future collection of output VAT.

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NOTE 5: INVENTORIES, NET

Inventories consist of the following:

	December 31,
	2013	2012
Raw materials	$2,856,546	$9,434,410
Work-in-progress	-	520,326
Semi-assembled goods	1,422,534	3,319,379
Finished goods	2,309,761	2,334,700
Subtotal	6,588,841	15,608,815
Less: Impairment reserves	(629,387)	(427,689)
Inventories, net	$5,959,454	$15,181,126

The Company allocated production costs according to the sources of use. However, no general and administration expenses were included.

Impairment reserves for obsolete inventory as of December 31, 2013 and 2012 were $629,387 and $427,689 respectively.

NOTE 6: ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	December 31,
	2013	2012
Advance to suppliers	$2,648,702	$1,902,407
Less: Allowance for doubtful accounts	(575,701)	(446,462)
Advance to suppliers, net	$2,073,001	$1,455,945

Customary practices in the PRC usually call for cash payments for the purchases of inventories before a long term supplier relationship is established. The Company continuously sought the best prices for raw materials that met its quality requirements in order to reduce its cost bases; cash prepayments for certain new suppliers is in line with PRC business practices. Advances to suppliers represent amounts prepaid for raw materials inventory purchases to ensure a continued supply of materials and to ensure that the Company can obtain quality raw materials on reasonable contract terms. Such advances were made up to 360 days prior to deliveries.

NOTE 7: ADVANCES FOR CONSTRUCTION

The Company entered into an agreement with a municipal government in Hubei to build a production facility. The construction work was formally commenced in 2011. However, the project was terminated in 2013 due to the lack of funding. The advance for the project in an amount equal to $7,325,191 was returned to the Company at the end of 2013.

NOTE 8: PROPERTY and EQUIPMENT, NET

Property and equipments consist of the following:

	December 31,
	2013	2012
Building (1)	$22,233,653	$21,370,421
Machinery equipment	13,020,543	12,714,841
Electronic equipments	238,817	234,425
Office electronic equipments	29,885	28,955
Office equipments	144,674	140,170
Vehicle	98,243	95,184
	35,765,815	34,583,996
Less: Accumulated Depreciation	(6,898,628)	(6,075,865)
Plants, property and equipments, net	$28,867,187	$28,508,131

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(1)	As of June 2014, the Company has a real estate portfolio of six commercial and residential units. One property was registered under the name of Shenzhen Borou, the Company’s wholly-owned subsidiary. The other five properties were registered to Ms. Lanzhen Tu, wife of Mr. Henian Wu, or under third parties.

Depreciation expenses were $1,535,956 and $1,562,298 for the years ended 2013 and 2012, respectively. Depreciation for non-manufacturing assets was recorded in general and administrative expenses, which amounted to $994,509 and $1,028,833 for the years ended December 31, 2013 and 2012, respectively, and depreciation for manufacturing assets was recorded as part of cost of finished goods, then transferred to cost of goods sold as the goods were sold.

As of December 31, 2013 and 2012, certain machinery, equipment and properties were used as collateral for bank loans.

NOTE 9: LOANS

Short-term loans

Short-term loans consist of the following:

	December 31,
	2013	2012
Since March 2011, DBS China Shenzhen Branch ("DBS") granted Shenzhen TMK a credit line of RMB10,000,000. It is a short-term loan with annual interest rate approximately 7.3%, due every four months pending to DBS credit report on the Company. Three customers accounts receivable were pledged as collateral.
On July 4, 2013, DBS sued the Company to repay the outstanding principal and accrued interest. Per a court order dated February 18, 2014, the annual interest rate increased to 10.92% until Shenzhen TMK can fully settle the outstanding principal and interest payable. The Company plans to settle the outstanding amount by December 2014.	$839,087	$781,156

On January 17, 2012, Shenzhen TMK obtained a one-year loan, amount of RMB20,000,000 from China Everbright Bank Shenzhen Shangbu Branch ("CEB") bearing interest at approximately 8.5%, with all Shenzhen TMK accounts receivable (other than those three customers collateralized for the DBS loan) and certain properties used as collateral. The loan was guaranteed by Mr. Henian Wu personally and Shenzhen Borou. The loan was repaid in January 2013.	-	3,170,275

On January 15, 2013, Shenzhen TMK obtained a six-month loan in the amount of RMB20,000,000 from CEB bearing interest at approximately 6.4%, with all Shenzhen TMK accounts receivable (other than those three customers collateralized for the DBS loan) and certain properties used as collateral. The loan was also guaranteed by Mr. Henian Wu personally and Shenzhen Borou.
The loan matured on July 14, 2013. Shenzhen TMK could not repay the loan by maturity date.
On March 2014, CEB sued Shenzhen TMK for repayment of the outstanding principal and interest. Per the terms of the arbitration award, the annual interest increased to 8.372% until the loan is fully settled. The Company plans to settle the outstanding balance to CEB through the disposal of the collateral by December 2014.	3,272,144	-

On December 13, 2012, the Company issued a Domestic Letter of Credit to CEB with maturity date of June 13, 2013. The Company could not fully repay the L/C and the remaining amount of RMB4,000,000 was converted to a bank loan bearing annual interest approximately 11.09% until the loan is fully settled.	654,429	-

On August 24, 2012, Shenzhen TMK obtained a one-year loan from ICBC Shenzhen Huaqiang Brach for RMB35,000,000 with an annual interest rate of approximately 7.5%. The loan is secured by property and guaranteed by an unrelated party, Shenzhen Borou, Mr. Henian Wu, and Mr. Wu's wife, Ms Lanzhen Tu.
Shenzhen TMK repaid $31,688 (RMB200,000) in December 2012. No further payment was made thereafter.
In June 2013, ICBC sued the Company. The court ruled that the Company will bear all interest (approximately 7.5%), penalty interest (130% of annual interest rate) and compound interest per the terms of the loan agreement. ICBC and Shenzhen TMK agreed to settle the outstanding loan amounts by the end of October 2014.	5,693,531	5,516,280

Total short-term loans	$10,459,191	$9,467,711

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Long-term loans

Long-term loans consist of the following:

	December 31,
	2013	2012
On May 16, 2011, Shenzhen TMK obtained a loan from China Construction Bank Shenzhen Chengjian Branch ("CCB") for RMB80,000,000. The loan bears annual interest at approximately 7.3% (50% of interest rate as overdue punitive interest rate). The loan is secured by one property of Shenzhen Borou, Shenzhen TMK's property and equipment and is guaranteed by Mr. Henian Wu and Mr. Junbiao Huang.
The Company repaid $3,644,084 (RMB23,100,000) during fiscal year 2012 and repaid $185,051 (RMB952,337) during fiscal year 2013.
On October 16, 2013, CCB sued Shenzhen TMK and its three guarantors to collect all unpaid amounts owed. Shenzhen TMK agreed to repay all outstanding loan and related interest through the disposal of the collateral by December 2014.	$9,121,714	$9,019,433

On December 1, 2011, Shenzhen TMK obtained a loan in amount of RMB60,000,000 from China's Industrial Bank Shenzhen Keji Branch ("CIB") bearing an annual interest at rate of approximately 8.0% (50% of annual interest is overdue punitive interest rate). The loan was to be repaid in installments beginning December 1, 2012. The loan matures on December 1, 2014. The loan is secured by properties of the Company and guaranteed by Shenzhen Borou and Mr. Henian Wu.
The Company repaid RMB2,000,000 during fiscal year 2012. No further repayment was made during fiscal year 2013.
In March 2013, CIB sued the Company and its guarantors to collect all unpaid amounts owed. Per an arbitration ruling, since July 21, 2013, Shenzhen TMK will bear further penalty interest and compound interest at a rate of approximately 12%.	9,489,218	9,193,799

Total long-term loans	$18,610,932	$18,213,232

Current maturity of long term loans	$18,610,932	$8,496,338

Long-term loans, net	$-	$9,716,894

Total overdue long term loans:	$8,580,816	$523,094

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The Company is in the process of settling the outstanding loans. If the Company fails to repay the loans in accordance with court judgments or the terms of court settlements, the Company may be forced to declare bankruptcy.

$3,370,267 and $2,566,991 were recorded as interest expense for the bank loans for the year ended December 31, 2013 and 2012.

NOTE 10: NOTE PAYABLE AND RESTRICTED CASH

On May 13, 2013, the Company obtained a credit line from CEB in the amount of RMB30,000,000 (approximately $4,755,413) to issue a Domestic Letter of Credit backed by 20% cash security in June 2012. As of December 31, 2012, the Company issued the Domestic Letter of Credit in the amount of $4,755,413 (RMB30,000,000) secured by a deposit of $951,083 (RMB6,000,000). The Company failed to repay the L/C amount of RMB4,000,000 after CEB deducted the deposit. CEB terminated the L/C. The remaining unpaid L/C was converted to a bank loan bearing an annual interest rate of 11.09% and due on demand (see Note 9).

NOTE 11: OTHER PAYABLES AND ACCRUED EXPENSE

Other payables and accrued expenses consist of the following:

	December 31,
	2013	2012
Due to unrelated company (1)	$-	$10,747,834
Due to unrelated person (1)	-	586,675
Due to employee (2)	17,442	355,665
Accrued expenses	-	119,087
	$17,442	$11,809,261

(1)	Represents interest free loans received from unrelated third parties. See Note 4.

(2)	Represents accrued sales commission paid in accordance with the Company’s sale commission policy.

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NOTE 12: RELATED PARTY TRANSACTIONS

The related parties consist of the following:

Henian Wu	CEO, Chairman and Shareholder)
Lanzhen Tu	Henian Wu's wife
Zongfu Wang	Director and Shareholder
Zhengfei Yu	Zongfu Wang’s wife
Junbiao Huang	Director and Shareholder
Q-Lite Industrial Co., Ltd.	Zhengfei Yu holds a 25% of ownership

	December 31,
	2013	2012
Henian Wu	$976,508	$713,716
Zongfu Wang	407,791	394,092
Junbiao Huang	206,486	259,077
	$1,590,785	$1,366,885

The Company borrowed money from Mr. Henian Wu, Mr. Zongfu Wang and Mr. Junbiao Huang to support its operational funding needs. There is no formal agreement between the Company and each of these parties. The loans bear no interest and are due on demand.

NOTE 13: STATUTORY RESERVES

As stipulated by the relevant laws and regulations for enterprises operating in the PRC, the subsidiaries of the Company are required to make annual appropriations to a statutory surplus reserve fund. Specifically, the subsidiaries of the Company are required to allocate 10% of their profits after taxes, as determined in accordance with the PRC accounting standards applicable to the subsidiaries of the Company, to a statutory surplus reserve until such reserve reaches 50% of the registered capital of the subsidiaries of the Company. As the statutory reserve of subsidiaries of the Company had reached 50% of their registered capital, the Company reserved $0 for the years ended December 31, 2013 and 2012, respectively.

NOTE 14: INCOME TAX

China TMK is subject to the United States federal income tax provisions. Leading Asia is registered in BVI and under the current laws of the BVI, is not subject to income taxes. Good Wealth is a holding company registered in Hong Kong and has no operating profit for tax liabilities.

The PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries, Shenzhen TMK and Shenzhen Borou, are subject to PRC income tax at 25%, unless otherwise specified. Shenzhen TMK was approved by the local government as a high-tech company in January 2011and was granted a favorable tax rate of 15% since that time. The favorable tax rate will mature in October 2014. The Company is trying to work with the local government to extend the favorable tax treatment.

Shenzhen Borou is registered in the PRC and is subject to regular corporate income tax rates. The assessment of its tax liabilities is combined with that of Shenzhen TMK.

A reconciliation between the income tax computed at the PRC statutory rate and the Company's provision for income tax is as follows:

	December 31,
	2013	2012
U.S. statutory rate	34%	34%
Foreign income not recognized in the U.S.	-34%	-34%
PRC preferential enterprise income tax rate	25%	25%
Tax holiday and relief granted to the Subsidiary	-10%	-10%
Other (1)	-17%	-29%
Provision for income tax	-1.90%	-13.96%

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(1)	Adjustment was mainly due to the expenses that are not deductible for PRC income tax purposes.

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings, hence the Company's tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company's tax filings which may lead to additional tax liabilities.

Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of Accounting for Uncertainty in Income Taxes on January 1, 2007. The provisions clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with the standard “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of Accounting for Uncertainty in Income Taxes also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions. In the event it receives an assessment for interest and/or penalties, it will be classified in the financial statements as tax expense.

Various Taxes

The Company is subject to various taxes such as Value Added Tax (VAT), City Development Tax and Education tax owed to the local government tax authorities. The VAT collected on sales is netted against the taxes paid for purchase of cost of goods sold to determine the amounts payable and refundable. The City Development Tax and Education Tax are expensed as general and administrative expense.

NOTE 15: COMMITMENTS AND CONTINGENCIES

Lack of Insurance

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that the investors would lose their entire investment in the Company.

The Company could be exposed to liabilities or other claims for which the Company would have no insurance protection. The Company does not currently maintain any business interruption insurance, product liability insurance, or any other comprehensive insurance policy except for property insurance policies with limited coverage. As a result, the Company may incur uninsured liabilities and losses as a result of conducting of its business. There can be no guarantee that the Company will be able to obtain additional insurance coverage in the future, and even if it can obtain additional coverage, the Company may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, any purchasers of the Company's common stock could lose their entire investment.

Because the Company does not carry products liability insurance, a failure of any of the products marketed by the Company may subject the Company to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of its products. The Company cannot assure that it will have enough funds to defend or pay for liabilities arising out of a products liability claim. To the extent the Company incurs any product liability or other litigation losses, its expenses could materially increase substantially. There can be no assurance that the Company will have sufficient funds to pay for such expenses, which could end its operations and the investors would lose their entire investment.

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Minimum lease payments on operating leases

The Company has entered into multiple lease agreements for the lease of premises for factory buildings. In May 2013, the Company terminated the leasing agreement of an old factory leaving only one factory as of December 2013.

The leasing agreement was maturity on March 2015. As of December 31, 2013, the Company’s commitments for minimum lease payments under these irrevocable operating leases for the following years are as follows:

Year ended December 31,	Payment
2014	342,887
2015	87,403
Thereafter	-
Total	430,290

Rental expense incurred for the years ended December 31, 2013 and 2012 was approximately $392,028 and $540,873 respectively.

Registration payment arrangement

The Company entered into a Registration Rights Agreement on February 10, 2010 with certain investors and agreed to pay to the investors a fee of 1% per month of the investors’ investments, payable in cash, for every 30 day period up to a maximum of 6% if (i) following the filing date that the mandatory registration statement has not been filed and (ii) following the effectiveness date that the mandatory registration statement has not been declared effective. At December 31, 2010, the Company is subject to the registration rights obligation and recorded the 6% penalty for a total amount of $411,450 as other expense and registration rights liability.

The Company sought to delist from U.S. market and sought to go public in China during 2011 and 2012. The Company had communications with those investors who agreed to waive the interest owed under Registration Rights Agreement.

NOTE 16: OPERATING RISK

Country risk

The Company has significant investments in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company can give no assurance that those changes in political and other conditions will not result in have a material adverse effect upon the Company's business and financial condition.

Exchange risk

The Company cannot guarantee the Renminbi to U.S. dollar exchange rate will remain steady, and therefore, the Company could post the same profit for two comparable periods and post higher or lower profit depending on exchange rates of Renminbi and the U.S. dollar. The exchange rates could fluctuate depending on changes in the political and economic environment.

Interest rate risk

The Company is exposed to interest rate risk arising from short-term variable rate borrowings from time to time. The Company's future interest expense will fluctuate with any change in borrowing rates. The Company does not hedge its interest rate exposure. The Company believes that it faces low interest rate risk due to the stable interest rate environment.

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Political risk

Currently, the PRC is in a period of growth and is openly promoting business development in order to bring more business into the PRC. Additionally, PRC laws currently allow a Chinese corporation to be owned by a United States corporation. If the laws or regulations relating to ownership of a Chinese corporation are changed by the PRC government, the Company's ability to operate the PRC subsidiaries could be affected.

NOTE 17: CONCENTRATION OF CREDIT RISK

A significant portion of the Company's cash at December 31, 2013 and 2012 was maintained at various financial institutions in the PRC which do not provide insurance for amounts on deposit. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

The Company operates principally in the PRC and grants credit to its customers in this geographic region. Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

For the year ended December 31, 2013, the Company had two customers which accounted for 22.4% and 16.9%, respectively, of the Company's total net sales. For the year ended December 31, 2012, the Company had three customers which accounted for 20.0%, 13.4% and 10.4%, respectively, of the Company’s total net sales.

For the year ended December 31, 2013, the Company had two major suppliers which accounted for 47.2%, 12.5%, respectively, of total purchases. For the year ended December 31, 2012, the Company had two major suppliers which accounted for 31.2%, and 17.2%, respectively, of total purchases.

NOTE 18 - RECONCILIATION OF EARNINGS PER SHARE

	For the Year Ended December 31,
	2013	2012
Numerator:
Net income available to common stockholders	$(14,437,725)	$(1,663,790)
Denominator:
Basic weighted-average number of shares outstanding	36,888,000	36,888,000
Effect of dilutive warrants	-	-
Diluted weighted-average number of shares outstanding	36,888,000	36,888,000
Net income per share:
Basic	$(0.39)	$(0.05)
Diluted	$(0.39)	$(0.05)

NOTE 19 - PRIVATE PLACEMENT

On February 10, 2010, concurrently with the close of the Share Exchange, the Company conducted a private placement transaction (the “Private Placement”) pursuant to which the Company sold an aggregate of 5,486,000 shares of common stock at $1.25 per share (the shares were sold in 54.86 units, each of which included 100,000 shares of common stock and 50,000 detachable common stock warrants with a five year maturity). As a result, the Company received gross proceeds in the amount of approximately $6.9 million. The warrants have a five year term from the date of issuance and permit a cashless exercise, callable if the common stock closing bid price is at least $3.00 and the average trading volume at least 100,000 shares for 15 consecutive trading days and an effective registration statement is in place. At the closing of the private placement, the Company paid a cash fee of $445,738, or 6.5% of the gross proceeds received from the sale of the securities as a placement agent commission, of which $351,488 was paid to Hudson Securities, Inc (“Hudson”), and $87,750 and $6,500 was paid to SHP Securities, LLC (“SHP”) and Williams Financial Group, respectively, at the direction of Hudson. The Company incurred $108,810 in other fees and costs. As partial consideration for the placement agent service provided, the Company also issued warrants for the purchase of an aggregate of 658,320 shares of its common stock, exercisable for a period of five years at an exercise price of $1.25 per share of which 553,020 warrants were issued to Hudson and its designees and 105,300 warrants were issued to SHP Securities LLC, at the direction of Hudson. These warrants also contain a reset provision (see Note 21 for further discussion).

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In connection with the private placement, the Company also issued 560,000 shares of Common Stock to Hudson and its designees, in consideration for merger and acquisition advisory services and issued to Hayden Communications International, Inc. (“Hayden”), an investor relations consulting firm, 125,000 shares of Common Stock as partial consideration for the consulting services provided by Hayden.

In addition, the Company evaluated the warrants under ASC 815 to determine whether the warrants are indexed to the Company's own stock (see Note 21 for further discussion).

On March 27, 2010, the Company issued 2.7 million shares to employees, raising approximately $3.4 million.

On May 28, 2011, the Company entered into a Share Purchase Agreement with China Development Industrial Bank (CDIB) to issue 5,000,000 shares of its preferred stock at $2.00 per share for a total cash consideration of $10,000,000. On October 24, 2013, CDIB agreed to transfer all of its preferred stock to Mr. Henian Wu. The preferred stock was transferred from CDIB to Mr. Henian Wu on November 1, 2013 accordingly.

On June 20, 2011, the Company entered into a Share Purchase Agreement with ZTE Energy (Cayman) Co. Limited (ZTE) to issue 3,000,000 shares of its preferred stock at $2.00 per share for a total cash consideration of $6,000,000. On July 21, 2012, ZTE transferred all of its preferred stock to Mr. Henian Wu.

NOTE 20 - COMMON STOCK WARRANTS

In connection with the private placement, the Company had 2,743,000 shares of common stock issuable upon the exercise of five-year warrants issued to the investors in the private placement with exercise price of $1.60 per share. In addition, the Company granted Hudson and SHP a five year warrant for the purchase of an amount of shares equal to 8% of the number of securities issued in the private placement. The warrants have an exercise price of $1.25 per share, are currently exercisable and expire on February 9, 2015. The Company agreed to register the 3,401,320 shares of common stock underlying the warrants in a Registration Statement. The Registration Statement was filed on May 24, 2010 and it was withdrawn in December 2011.

A summary of the Company’s warrant activities for the year ended December 31, 2013 is as follows:

	Number of Warrants	Weighted Average Exercise price	Expiration Date
Private placement investors	2,743,000	$1.60	February 9, 2015
Hudson Securities, Inc.	553,020	$1.25	February 15, 2015
SHP Securities LLC	105,300	$1.25	February 15, 2015
Total	3,401,320	$1.53

NOTE 21 - DERIVATIVE LIABILITIES

If and when on or after the date of inception and through the earlier to occur of (i) eighteen months from the date hereof and (ii) date that there is an effective registration statement on file with the Securities and Exchange Commission covering the resale of all of the shares underlying the warrants and all of the shares of common stock issued in the offering, the Company issues or sells any shares of common stock or securities convertible into common stock for a consideration per share of common stock less than the then current exercise price, then, the exercise price shall be reset. Because of the reset provision, the warrant agreement is not indexed to the Company’s stock. Therefore the 3,401,320 warrants were determined to be a derivative liability under ASC 815-15 and ASC 815-20. The fair value of these warrants at the inception of the private placement was $1,218,744.

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At December 31, 2013, the derivative liability was valued at $1,141,118 using the Multinomial Lattice models. The $0 change in fair value is reported in the Company’s consolidated statement of operations as a gain on derivatives. The warrants were valued with the following assumptions: at February 10, 2010 - annual volatility of 73%, term of 5 years, risk free rate of 2.39%, target exercise price of $2.50 for the $1.25 warrants and $3.00 for the $1.60 warrants; at December 31, 2013 - annual volatility of 50%, term of 1.11 years, risk free rate of 2.01%, target exercise price of $2.50 for the $1.25 warrants and $3.00 for the $1.60 warrants. The projected volatility is based on average volatility of 15 comparable companies over the previous years as the Company does not have sufficient trading history. The attributes of the comparable companies used in volatility analysis included 1) SIC 3600 (Electrical Equipment) and 3670 (Electronics), 2) battery and power related products and services, 3) market cap $38 million to $3.9 billion, 4) global sales and operations, and 5) annual revenues $73 million to 1.8 billion.

NOTE 22 - SEGMENT INFORMATION AND GEOGRAPHIC INFORMATION

The U.S. GAAP “Disclosures About Segments of an Enterprise and Related Information”, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Company believes that it operates in one business segment (research, development, production, marketing and sales of electronic products) and in one geographical segment (China), as all of the Company's current operations are carried out in China.

The geographic distribution of the net sales for battery products for the years ended December 31, 2013 and 2012 are summarized as follows:

	For the Year Ended December 31,
	2013	2012
Hong Kong	$1,471,881	$10,053,820
Russia	1,014,032	57,128
The United States of America	955,051	710,639
Republic of Korea	305,614	203,658
The Kingdom of Sweden	284,097	265,394
Federal Republic of Germany	103,786	380,133
The Common wealth of Australia	44,130	67,085
Taiwan	18,668	40,036
Great Britain	16,874	25,432
Malaysia	15,030	20,137
Romania	9,519	18,819
Japan	1,660	12,975
Holland	-	11,488
China	15,115,688	34,397,126
	$19,356,030	$46,263,870

NOTE 23 - SUBSEQUENT EVENTS

On January 1, 2014, Shenzhen TMK rented all of its operating equipment and a plant to a non-related third party. Since then, all manufacturing activities have been halted. The Company still maintains its trading business.

On February 18, the local court of Shenzhen City issued a civil judgment against Shenzhen TMK that required the Company to pay DBS all principal and interest owed under the loan agreement and adjusted the annual interest rate to 10.92% until the loan is fully paid by the Company.

On April 15, 2014, a local arbitration committee issued an award that provided:

1)	As of March 12, 2014, the Company owed CEB principal of RMB19,999,998.96 and interest of RMB1,694,319.64 related to the loan; the annual interest rate was adjusted to 8.372% starting on March 12, 2014 until the loan is fully paid by the Company;

2)	As of March 12, 2014, Shenzhen TMK owed CEB principal of RMB4,306,689.16 and interest of RMB344,077.88 related to the unpaid L/C issued on December 13, 2012 which matured on June 13, 2013. The annual interest rate related this loan was adjusted to 11.0864% starting on March 12, 2014 until the loan is fully paid by the Company.

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On July 1, 2014, CCB disposed of collateral related to the loan (see Note 9), which included two properties and Company equipment, to settle the outstanding principal and interest payable. As of the date of disposal of the collateral related to the loan, the loan from CCB was fully settled. No other liabilities related to the loan have been recorded.

On September 29, 2014, CIB disposed of collateral related to a loan made to Shenzhen TMK (see Note 9) which included property and equipment to settle the outstanding principal amount of the loan and all interest payable. As of the date of the disposal of collateral, the loan from CIB was fully settled. No other liabilities related to the loan have been recorded.

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Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in and/or disagreements with KCC & Associates, our independent registered public accountants, on accounting and financial disclosure matters.

Item 15. Exhibits.

Exhibit No.	Description

2.1	Share Exchange Agreement, dated February 10, 2010, among the Company, Leading Asia Pacific Investment Limited and Unitech International Investment Holdings Limited
3.1	Articles of Incorporation of the Company
3.2	Amendment to Articles of Incorporation of the Company
3.3	Bylaws of the Company, adopted on June 27, 2006
4.1	Form of Warrant to purchase Common Stock, dated as of February 10, 2010
4.2	Form of Registration Rights Agreement, dated as of February 10, 2010, by and among the Company and certain investors
10.1	Form of Subscription Agreement, dated February 10, 2010, by and among the Company and certain investors
10.2	Equity Transfer Agreement, dated September 25, 2008, by and between Good Wealth Capital Investment Limited, Henian Wu, Zongfu Wang and Junbiao Huang, as supplemented on January 16, 2010 (English Translation)
10.3	Share Subscription Agreement, dated May 27, 2011, by and between China TMK Battery Systems Inc. and China Development Industrial Bank
10.4	Share Subscription Agreement, dated June 20, 2011, by and between China TMK Battery Systems Inc. and ZTE Energy (Cayman) Co., Limited
10.5	Form of Purchase Order between Shenzhen TMK Power Industries Ltd. and Shenzhen Ever Rich Development Ltd. (English Translation)
10.6	Material Purchase Orders between Shenzhen TMK Power Industries Ltd. and Shenzhen Ever Rich Development Ltd. in 2012
10.7	Material Purchase Orders between Shenzhen TMK Power Industries Ltd. and Shenzhen Ever Rich Development Ltd. in 2013
10.8	Form of Purchase Order between Shenzhen TMK Power Industries Ltd. and Shenzhen Borou Industrial Co., Ltd. (English Translation)
10.9	Material Purchase Orders between Shenzhen TMK Power Industries Ltd. and Shenzhen Borou Industrial Co., Ltd. in 2012
10.10	Form of Sales Contract between Shenzhen TMK Power Industries Ltd. and Shenzhen Unitech Industries Ltd. (English Translation)
10.11	Material Sales Contract between Shenzhen TMK Power Industries Ltd. and Shenzhen Unitech Industries Ltd. in 2012
10.12	Material Sales Contract between Shenzhen TMK Power Industries Ltd. and Shenzhen Unitech Industries Ltd. in 2013
10.13	Form of Sales Contract between Shenzhen TMK Power Industries Ltd. and Ez Power (HK) Co., Limited (English Translation)
10.14	Material Sales Contract between Shenzhen TMK Power Industries Ltd. and Ez Power (HK) Co., Limited in 2012
10.15	Form of Sales Contract between Shenzhen TMK Power Industries Ltd. and Shenzhen Dongfanghualian Technology Ltd. (English Translation)
10.16	Material Sales Contract between Shenzhen TMK Power Industries Ltd. and Shenzhen Dongfanghualian Technology Ltd. in 2013
10.17	Lease Agreement, dated August 15, 2011, by and between Shenzhen TMK Power Industries Ltd. and Shenzhen Yijiayang Industrial Co., Ltd. (English Translation)
10.18	Lease Agreement, dated March 27, 2010, by and between Shenzhen TMK Power Industries Ltd. and Shenzhen Yutang Trade Co., Ltd. (English Translation)

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10.19	Employment Agreement between Shenzhen TMK Power Industries Ltd. and Henian Wu (English Translation)
10.20	Employment Agreement between Shenzhen TMK Power Industries Ltd. and Jinfeng Huang (English Translation)
10.21	Employment Agreement between Shenzhen TMK Power Industries Ltd. and Zongfu Wang (English Translation)
10.22	Employment Agreement between Shenzhen TMK Power Industries Ltd. and Junbiao Huang (English Translation)
10.23	Loan Agreement, dated August 21, 2012, by and between Shenzhen TMK Power Industries Ltd. and Industrial and Commercial Bank of China, Shenzhen Huaqiang Branch (English Translation)
14	Code of Ethics
21	Subsidiaries of the Company

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TMK BATTERY SYSTEMS INC.

Date: November 12, 2014	By:	/s/

Name: Henian Wu
Title: Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer)

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